                                                      REGISTRATION NO. 333-57323
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CYGNET FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              6141                             86-0917503
     (STATE OF INCORPORATION)          (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
                                        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                      2525 EAST CAMELBACK ROAD, SUITE 1150
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            STEVEN P. JOHNSON, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          CYGNET FINANCIAL CORPORATION
                      2525 EAST CAMELBACK ROAD, SUITE 1150
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:
                            STEVEN D. PIDGEON, ESQ.
                             RICHARD B. STAGG, ESQ.
                           ROSARIO A. RODRIGUEZ, ESQ.
                             SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

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---------------------------------------------------------------------------------------------------------------------------
           TITLE OF EACH CLASS OF                                           PROPOSED MAXIMUM              AMOUNT OF
        SECURITIES TO BE REGISTERED                   AMOUNT            AGGREGATE OFFERING PRICE       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Rights......................................        4,750,000                   $0.00(1)                   $0.00(1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...............       5,678,572(2)               $39,750,004                 $11,726(3)
---------------------------------------------------------------------------------------------------------------------------
          Total.............................                                  $39,750,004                 $11,726(3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(g), no registration fee is payable because a fee is paid for registration of the shares of Common Stock offered pursuant to the Rights.
(2) Includes 714,286 shares of Common Stock that may be purchased by Ernest C. Garcia, II pursuant to the Additional Purchase Right (as defined herein) and 214,286 shares of Common Stock that may be purchased by certain directors and officers of the registrant pursuant to the D&O Purchase Right (as defined herein).

(3) Previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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


                   SUBJECT TO COMPLETION DATED AUGUST 4, 1998


[CYGNET FINANCE LOGO]
                        CYGNET FINANCIAL CORPORATION

                        5,678,572 SHARES OF COMMON STOCK
                                      AND
                     4,750,000 COMMON STOCK PURCHASE RIGHTS

    This Prospectus relates to a rights offering (the "Rights Offering"), which includes (a) a distribution of transferable rights ("Rights") to subscribe for shares of Common Stock, $.001 par value (the "Common Stock") of Cygnet Financial Corporation ("Cygnet") to holders of Common Stock, par value $.001 per share ("UDC Common Stock") of Ugly Duckling Corporation ("UDC"), (b) the sale of shares of Common Stock upon exercise of the Rights (the "Offered Shares"), (c) the sale of shares of Common Stock pursuant to the Over-Subscription Privilege (as defined herein), (d) the sale of shares of Common Stock to the Standby Purchaser (as defined herein) pursuant to the terms of the Standby Purchase Agreement (as defined herein), and (e) the sale of shares of Common Stock pursuant to the Additional Purchase Right (as defined herein) and the D&O Purchase Right (as defined herein). The holders of UDC Common Stock receiving Rights (and their transferees) are referred to herein as "Rights Offering Participants."

    The Rights Offering is being effected as part of a plan to separate UDC and its existing subsidiaries into two publicly-held companies (the "Split-up"). Pursuant to the Split-up, Cygnet, a newly-formed Delaware corporation and wholly-owned subsidiary of UDC, and its subsidiaries will acquire UDC's bulk purchasing and certain servicing operations, its third party dealer financing operations (excluding the branch office network operations that UDC closed in the first quarter of 1998), and substantially all of the assets and certain liabilities acquired pursuant to the transactions between UDC and First Merchants Acceptance Corporation and Reliance Acceptance Group, Inc. Cygnet may also effect certain additional transactions prior to the Split-up as generally described herein. See "Business -- Recent Developments." In exchange for these assets, Cygnet will issue $40 million of its Preferred Stock (as defined herein) and make a cash or equivalent payment as described herein, which Cygnet estimates will range from $10 million to $20 million. The sum of the Preferred Stock and the cash payment will be equivalent to the greater of the appraised value or book value of the assets transferred (in each case net of assumed liabilities) determined as of the closing of the transaction. The proceeds of the Rights Offering will be used primarily to provide funds to Cygnet for capital expenditures and working capital and to fund the cash portion of the consideration as described herein.

    After consummation of the Split-up, Cygnet and UDC will be owned, operated, and managed as separate public companies with separate management. Cygnet will operate substantially all of the third party dealer finance operations currently conducted by UDC, including its bulk purchasing and certain servicing operations and its collateralized dealer finance program. UDC will retain and continue to operate its "buy here-pay here" dealerships and to service the finance receivables generated by those dealerships.

    Pursuant to the Rights Offering, each holder of record of UDC Common Stock on August 17, 1998 (the "Record Date") will receive one (1) Right for every four
(4) shares of UDC Common Stock held on the Record Date. Each Right represents the right to subscribe for one share of Common Stock (the "Primary Subscription") at an exercise price of $7.00 (the "Subscription Price"). The Rights will be exercisable for a limited period (the "Rights Offering Period") beginning on the date of such distribution (the "Commencement Date") and ending at 5:00 p.m. (Minnesota time) on the date that is 20 days following the Commencement Date or such other later date to which the Rights Offering is extended (the "Expiration Date"). The Rights will trade only during the Rights Offering Period. Holders of Rights who exercise all of their Rights may subscribe at the Subscription Price for additional shares of Common Stock out of the pool of shares underlying unexercised Rights on the Expiration Date, if any, equal to the number of shares of Common Stock purchased through Rights exercised during the Rights Offering Period (the "Over-Subscription Privilege"), subject to allocation as described herein. See "The Rights Offering."

    The issuance of Common Stock following the Rights Offering and the transfer of assets from UDC to Cygnet are contingent upon, among other things, the approval of the Split-up by the stockholders of UDC and the purchase of at least 75% of the Offered Shares (the "Required Purchase Amount"). Ernest C. Garcia, II, Cygnet's Chairman of the Board, Chief Executive Officer, and President, and the holder of approximately 25.2% of the outstanding shares of UDC Common Stock, has agreed to purchase his full pro rata share of the Offered Shares. In addition, as Standby Purchaser (as described herein), Mr. Garcia has agreed, subject to certain conditions, to purchase, through the exercise of his Over-Subscription Privilege and his Standby Purchase Obligation (as defined herein), the number of shares of Common Stock required to meet the Required Purchase Amount. If the Rights Offering is not consummated, all funds tendered for shares of Common Stock will be returned promptly, without interest, following the termination of the Rights Offering.

    To provide additional capital, Mr. Garcia may, at his election, purchase up to an additional 714,286 shares of Common Stock at the Subscription Price, for an aggregate price of approximately $5 million, over and above the Required Purchase Amount, and directors and officers of Cygnet (other than Mr. Garcia) will have the opportunity to purchase up to 214,286 shares of Common Stock at the Subscription Price, for an aggregate price of approximately $1.5 million, over and above any shares of Common Stock that such directors and officers have the right to acquire through the Rights Offering.

    Prior to this Rights Offering, there has been no public market for the Rights or the Common Stock. The Rights and the Common Stock have been approved for listing on the Nasdaq National Market under the symbols "CGNTR" and "CGNT," respectively, subject to notice of issuance.

    The Information Agent for the Rights Offering is Corporate Investor Communications, Inc. ("CIC"). Questions concerning the Rights Offering may be addressed to CIC at 1-888-673-4478.

     SEE "RISK FACTORS" AT PAGE 13 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                          PURCHASE PRICE                    COMMISSION                      PROCEEDS(1)
---------------------------------------------------------------------------------------------------------------------------------
  Per Share......................              $7.00                           none                            $7.00
---------------------------------------------------------------------------------------------------------------------------------
         Total...................         $39,750,004(2)                       none                       $39,750,004(2)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

    (1) Before deducting expenses payable by Cygnet estimated at $1,275,000 relating to the Rights Offering.

    (2) Assumes full exercise of all Rights, the Additional Purchase Right, and the D&O Purchase Right, and the corresponding sale of all 5,678,572 shares of Common Stock offered hereby at the Subscription Price.
                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS AUGUST   , 1998

THERE MAY BE CERTAIN TAX CONSEQUENCES TO YOU IF THE RIGHTS OFFERING DESCRIBED HEREIN IS EFFECTED. TO AVOID THE POSSIBILITY OF THE RECOGNITION OF ORDINARY INCOME AND THE CREATION OF A POTENTIALLY DEFERRED OR NONDEDUCTIBLE CAPITAL LOSS, IT WILL, IN MANY INSTANCES, BE IN THE INTERESTS OF RIGHTS OFFERING PARTICIPANTS TO EITHER EXERCISE OR SELL THE RIGHTS, RATHER THAN TO ALLOW THE RIGHTS TO LAPSE. PLEASE READ THE ENCLOSED MATERIALS CONCERNING THE RIGHTS OFFERING CAREFULLY.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and combined financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless the context otherwise requires, the term "Company" as used herein means Cygnet Financial Corporation and all of its subsidiaries, including the assets and operations of those entities both before and after the separation of such assets and operations from UDC.

                                  THE COMPANY

     General. Assuming successful completion of the Rights Offering and consummation of the Split-up, the Company will engage in the business of providing various financial services primarily to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of new and used cars to persons who have limited credit histories, low incomes, or past credit problems ("Sub-Prime Borrowers"). The Company will (i) engage in the bulk purchase and servicing of pools of finance receivables generated from the sale of new and used automobiles by independent third party dealers ("Third Party Dealers"), including pools of charged-off receivables, deficient loans, or other receivables; (ii) service pools of various types of finance receivables;
(iii) operate a collateralized dealer financing program (the "Cygnet Dealer Program"), pursuant to which it will provide qualified Third Party Dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers' finance receivable portfolios; and (iv) pursue other opportunities in the financial services market.

     On the effective date of the Split-up (the "Effective Date"), the Company will acquire the bulk purchasing and certain servicing operations and related assets from UDC and substantially all of UDC's servicing and other rights and certain obligations pursuant to transactions with First Merchants Acceptance Corporation ("FMAC") and Reliance Acceptance Group, Inc. ("Reliance"). The Company intends to consider the bulk purchase and servicing of other portfolios of finance receivables, including instances in which the holders of the portfolios are experiencing financial difficulties. For a description of the Company's bulk purchase and servicing operations and the Company's rights and obligations with respect to the FMAC and Reliance transactions, see
"Business -- Bulk Purchasing and Servicing Operations." The Company also may enter into other transactions and acquire other assets prior to the Effective Date similar to those described above.

     The Company also will acquire the operations and related assets associated with the Cygnet Dealer Program, which provides qualified Third Party Dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers' finance receivable portfolios. Unlike other typical financing programs available to dealers, the Cygnet Dealer Program permits participating dealers to retain servicing rights with respect to their finance receivable portfolios, which enables dealers to generate servicing income and maintain relationships with their customers, which dealers believe is a key factor in generating referrals for additional sales and improving the chances of repeat business. For a description of the Cygnet Dealer Program, see
"Business -- Cygnet Dealer Program."


     In late 1997, UDC, which operates a chain of "buy here-pay here" used car dealerships in the United States, began a strategic evaluation of its operations, ultimately determining to separate its dealership operations from its non-dealership operations pursuant to the Split-up. Cygnet is a Delaware corporation formed in June 1998 to acquire and operate the non-dealership operations of UDC and will, upon successful completion of the Rights Offering and consummation of the Split-up, be a separately-traded public company. The Company's principal executive offices will be located at 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016 and its telephone number will be (602) 852-6600.


     Recent Developments. The Company and UDC have recently concluded or currently are in the process of evaluating a number of transactions (and may identify and pursue other transactions in the ordinary course of business) that, if concluded prior to the Split-up, would be assigned to, or concluded directly by, the Company ("Interim Transactions"). Interim Transactions under consideration include (i) the acquisition of and/or a management arrangement with an operating insurance agency, which offers insurance-related products and services designed to reduce the risk of loss to holders of portfolios of automobile and residential mortgage loans, for a price estimated by the Company of approximately $4.0 million, (ii) the acquisition of a pool of charged-off automobile financial receivables for a price estimated by the Company of approximately $400,000, (iii) the purchase of a bank's interest in a credit facility secured by a pool of receivables and by a residual interest in a securitized pool of receivables for approximately $7.8 million, and (iv) a loan from the Company of $2 million to a company in exchange for servicing rights, warrants, and certain additional investment rights. Interim Transactions recently concluded include (i) a servicing arrangement relating to a $50 million portfolio of automobile finance receivables, and (ii) the assumption of special servicing arrangements relating to six pools of automobile finance receivables, and the purchase of five pools of charged off receivables for approximately $600,000. For a more detailed description of transactions currently under consideration or recently concluded by the Company, see "Business -- Recent Developments." The Company does not believe any of the Interim Transactions recently concluded or currently under consideration are material to its financial condition or results of operations, individually or in the aggregate, or that any of such transactions would constitute the acquisition of a business for which separate financial statements would be required to be publicly disclosed by the Company. In addition, none of the Interim Transactions described above require approval by the shareholders of the Company or UDC, nor are any of such transactions with an affiliate of the Company or UDC. Interim Transactions under consideration are subject to a number of contingencies, which may include the negotiation and preparation of definitive agreements, the completion of due diligence, and the receipt of required consents from any third parties. As a result, there can be no assurance that these transactions will be consummated or that if consummated will be profitable.


     In addition to the transactions described above, the Company may purchase or enter into servicing agreements with respect to portfolios of loan receivables, may purchase debt secured by portfolios of receivables, may purchase servicing or other assets, and may enter into other similar transactions prior to the Effective Date. To effect any Interim Transactions, the Company may borrow money from a third party lender ("Third Party Loans") or from UDC ("Interim Company Loans"). Third Party Loans made to the Company prior to the Effective Date may be guaranteed by UDC. UDC will seek to have any such guarantee released as of the Effective Date with the Company likely providing a replacement guarantee. Interim Company Loans may become due and payable on the Effective Date. With respect to any Interim Transactions effected or operations conducted prior to the Effective Date, on the business day immediately preceding the Effective Date, the Company will distribute to UDC all earnings accrued to such date. In addition, the Company will pay to UDC the excess, if any, of the aggregate appraised value of the assets and rights and related liabilities acquired by the Company in Interim Transactions (the "Interim Assets") as of the Effective Date over the aggregate book value of the Interim Assets (the "Interim Consideration"). UDC and the Company may agree to other terms with respect to how Interim Transactions will be structured or treated. The purpose for the payment by the Company of the Interim Consideration is to place both parties in substantially the same economic situation each would be in if the Interim Transactions were effected by UDC rather than the Company prior to the Effective Date and the resulting assets and liabilities were transferred to the Company on the Effective Date.


                              THE RIGHTS OFFERING

     General. The Rights Offering is being made as part of a plan pursuant to which UDC and its existing subsidiaries will be separated into two publicly-held companies (the "Split-up"). Pursuant to the Split-up, Cygnet, a newly-formed Delaware corporation and wholly-owned subsidiary of UDC, and its subsidiaries, will acquire UDC's bulk purchasing and certain servicing operations, its third-party dealer financing operations (excluding the branch office network operations that UDC closed in the first quarter of 1998), and substantially all of UDC's assets and certain liabilities acquired pursuant to the FMAC and Reliance transactions. In exchange for such assets, Cygnet will issue $40 million of its Preferred Stock (as defined below) and make a cash payment or equivalent as described herein. The sum of the Preferred Stock and the cash or equivalent payment will be equal to the greater of the appraised value or book value of the assets transferred (in each case net of assumed liabilities) determined as of the Effective Date. The Company does not anticipate that the appraised value of the assets transferred will be materially different than their book value.

     Description of Rights. In connection with the Split-up, Cygnet will issue transferable rights ("Rights") to subscribe for shares of its Common Stock, par value $.001 per share (the "Common Stock"), to UDC's stockholders of record as of the Record Date pro rata in accordance with the ownership of UDC Common Stock as of the Record Date. Each holder of record of UDC Common Stock on the Record Date will receive one (1) Right for every four (4) shares of UDC Common Stock. Each Right entitles the holder to purchase one (1) share of Common Stock (the "Primary Subscription") at an exercise price of $7.00 (the "Subscription Price"). The Rights are exercisable and transferable for a limited period (the "Rights Offering Period") beginning on the date of such distribution (the "Commencement Date") and ending at 5:00 p.m., Minnesota time, on the date that is 20 days following the Commencement Date or such other later date to which the Rights Offering is extended in the Company's sole discretion (the "Expiration Date"). The Company may determine to extend the Rights Offering Period if the Company believes a longer offering period is advisable in order to allow a more diversified pool of holders to exercise the Rights or for any other reason. The Company determined the Subscription Price based primarily upon two factors; (i) the amount of cash the Company believes is necessary to satisfy its short-term business plan and (ii) the number of shares of Common Stock that the Company wanted to issue. The Company established a goal to issue between five and six million shares of Common Stock, which resulted in the ratio of one Right for every four shares of UDC Common Stock. In determining the amount of capital required, the Company considered the potential for additional bulk purchasing opportunities, the expected growth of the Cygnet Dealer Program, and the development of corporate infrastructure to position the Company for acquisition opportunities as well as the Company's ability to leverage the capital raised to address these opportunities. The proceeds of the Rights Offering will be used primarily to provide funds to the Company for capital expenditures and working capital and to fund the cash portion of the consideration described herein.

     Required Purchase Amount. The issuance of Common Stock following the Rights Offering is contingent upon, among other things, approval of the Split-up by the stockholders of UDC and the purchase of at least 75% of the Offered Shares (the "Required Purchase Amount"). Mr. Garcia, Cygnet's Chairman of the Board, Chief Executive Officer, and President, and the holder of approximately 25.2% of the outstanding shares of UDC Common Stock, has agreed to purchase his full pro rata share of the Common Stock offered pursuant to the Rights Offering. In addition, Mr. Garcia has agreed to purchase, subject to certain conditions, through the exercise of his Over-Subscription Privilege (as described below), and his Standby Purchase Obligation (as described below), the number of shares of Common Stock required to meet the Required Purchase Amount.

     Assets to be Transferred. If the Rights Offering is successfully completed, on the Effective Date of the Split-up, UDC and its subsidiaries will transfer to the Company certain assets and liabilities. In general, the Company will acquire substantially all of UDC's assets and related liabilities required to operate UDC's non-dealership operations, other than those assets and liabilities related to UDC's branch office network, which UDC closed in the first quarter of 1998. The transfer will include (i) UDC's bulk purchase and certain servicing operations with respect to finance receivables originated by Third Party Dealers, (ii) the assets and related liabilities of Cygnet Dealer Finance, Inc., currently a wholly-owned subsidiary of UDC, through which the Company will provide qualified Third Party Dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers' finance receivable portfolios under the Cygnet Dealer Program; (iii) substantially all of UDC's rights and certain obligations pursuant to certain transactions with FMAC, including the servicing platform and certain other rights and residual interests, and the assumption by the Company of certain funding obligations and guarantees of UDC in connection with the FMAC transaction, but excluding certain rights and liabilities retained by UDC as described under "Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding First Merchants Acceptance Corporation;" and (iv) substantially all of UDC's rights and certain obligations pursuant to certain transactions with Reliance, including the servicing platform and certain servicing and transition servicing arrangements, as described under "Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding Reliance Acceptance Group." The Transferred Assets will not include cash received by UDC prior to the Effective Date. UDC also may enter into other transactions and acquire other assets prior to the Effective Date similar to those described above and may transfer to the Company the assets and related liabilities so acquired. All transferred assets and related liabilities are collectively referred to herein as the "Split-up Businesses" or the "Transferred Assets." As of June 30, 1998, the Transferred Assets had a net book value of approximately $54.7 million and a net appraised value of approximately $54.9 million. The Company will record the Transferred Assets at their historical basis, as if they had been acquired in a transaction accounted for as a "pooling of interests." The Company anticipates that the net book value of the Transferred Assets will increase prior to the transfer contemplated herein as additional finance receivables are acquired under warehouse purchase facilities or additional advances are made under revolving lines of credit through the Cygnet Dealer Program.

     Consideration for Transferred Assets. As consideration for the Transferred Assets, Cygnet will issue to UDC 40,000 shares of Cumulative Convertible Preferred Stock, Series A, $.001 par value per share (the "Preferred Stock"), with an aggregate liquidation preference of $40 million, and make a cash or equivalent payment equal to the difference between the greater of the appraised value or book value of the Transferred Assets (in each case net of assumed liabilities) determined as of the Effective Date and the $40 million of Preferred Stock (the "Cash Payment"), which the Company currently estimates will range from $10 million to $20 million. The Company also may be required to repay to UDC any Interim Company Loans, would pay to UDC any Interim Consideration, and would distribute to UDC any earnings accrued prior to the Effective Date. UDC also may require the release of any guarantee of Third Party Loans to the Company. Alternatively, UDC and the Company may agree as to other treatment of the Interim Transactions.

     Holders of the Preferred Stock, in preference to the Common Stock, will be entitled to receive cumulative cash dividends, from the Effective Date through the first anniversary of such date, at the initial annual rate of 7% of the Base Liquidation Amount (as defined below), and escalating 1% per annum on each anniversary thereafter to a maximum rate of 11% per annum on the aggregate Base Liquidation Amount, in each case payable quarterly in arrears on the first day of March, June, September, and December of each year, beginning December 1, 1998, when and as declared by the Board of Directors of Cygnet out of funds legally available for such payment. Holders of the Preferred Stock, in preference to the holders of Common Stock, will be entitled to receive, in the event of dissolution or liquidation of Cygnet, $1,000 per share (the "Base Liquidation Amount") plus accrued and unpaid dividends thereon (the "Liquidation Preference Amount").

     The Preferred Stock will be redeemable at Cygnet's option at any time in whole or in part at a redemption price equal to the Liquidation Preference Amount as of the redemption date; provided, however, that no such redemption will be authorized unless, in the reasonable judgment of the Company and UDC, the redemption proceeds would be treated for federal income tax purposes as proceeds from a sale of such stock and not as dividends paid with respect to such stock. As a consequence, redemption of the Preferred Stock may be limited and may be confined to a single redemption of all outstanding Preferred Stock. The Company will be authorized to redeem shares of Common Stock held by holders of the Preferred Stock to the extent necessary to assure that the proceeds from a redemption of Preferred Stock will be treated as proceeds from a sale of such stock and not as dividends paid with respect to such stock. The Preferred Stock will be convertible at the option of UDC in whole or in part at any time after the third anniversary following the date of issuance or prior thereto if an amount equal to six quarterly dividend payments on the Preferred Stock has accrued and is unpaid until payment in full thereof as described herein. In such case, the Preferred Stock may be converted into that number of shares of Common Stock determined by dividing the Liquidation Preference Amount of the shares of Preferred Stock to be converted by the lower of (a) the Subscription Price or
(b) 80% of the average Market Price (as defined below) of the Common Stock for the ten consecutive trading days ending two business days prior to the date notice of conversion is given. For purposes of the conversion of the Preferred Stock, "Market Price" means (i) if the Common Stock is quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on a national securities exchange, the daily per share closing price of the Common Stock as quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on the principal stock exchange on which it is listed on the trading day in question, as the case may be, whichever is the higher, or (ii) if the Common Stock is traded in the over-the-counter market and not quoted on the

Nasdaq National Market or the Nasdaq SmallCap Market or on any national securities exchange, the closing bid price of the Common Stock on the trading day in question, as reported by Nasdaq or an equivalent generally accepted reporting service.

     The Preferred Stock and the Common Stock into which it is convertible are not registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold by UDC unless such securities are registered or unless an exemption from registration is available. Upon request by UDC, Cygnet will register the resale of the Common Stock issued upon conversion of the Preferred Stock under the Securities Act at the expense of Cygnet. The Preferred Stock will not have any pre-emptive or other subscription rights.

     Over-Subscription Privilege. Any Rights Offering Participant who exercises all of his Rights may subscribe at the Subscription Price for additional shares of Common Stock out of the pool of shares underlying unexercised Rights on the Expiration Date, if any (the "Unexercised Pool"), equal to the number of shares of Common Stock such Rights Offering Participant purchased during the Rights Offering Period (the "Over-Subscription Privilege"), subject to allocation as described herein. Mr. Garcia, as the Standby Purchaser, may exercise his Over-Subscription Privilege in partial satisfaction of his obligations under the Standby Purchase Agreement as described below.

     Subscription Price. The exercise price of the Rights ("Subscription Price") is $7.00 per share. Upon exercise of a Right and the payment of the Subscription Price, the holder thereof will be entitled to receive one share of Common Stock following the Split-up. The Subscription Price will not necessarily bear any relationship to the trading price of the Common Stock after completion of the Rights Offering.

     Fractional Shares. Only Rights to purchase whole shares of Common Stock will be issued in the Rights Offering. If the number of shares of UDC Common Stock held by a Rights Offering Participant on the Record Date is not divisible by four, the number of Rights to be issued to such stockholder will be rounded upward to the nearest whole Right. For further information, see "The Rights Offering -- No Fractional Shares."

     Directors and Executive Officers. If the Split-up is successfully concluded, Mr. Garcia will remain Chairman of the Board, Chief Executive Officer, and President of Cygnet. Mr. Garcia currently is Chairman of the Board and Chief Executive Officer of UDC and will remain as Chairman of the Board of UDC following the Split-up. In addition, certain existing UDC directors, officers, and employees have or will become directors and officers of the Company. See "Management."

     Standby Purchaser Obligation. The Standby Purchaser is Ernest C. Garcia, II, Cygnet's Chairman of the Board, Chief Executive Officer, and President, and the holder of approximately 25.2% of the outstanding shares of UDC Common Stock. In accordance with the Rights Exercise and Standby Purchase Agreement between the Company and Mr. Garcia (the "Standby Purchase Agreement"), subject to certain conditions, Mr. Garcia, as the Standby Purchaser, will purchase additional shares of Common Stock at the Subscription Price up to the Required Purchase Amount (the "Standby Purchase Obligation"). In consideration for the obligations incurred by Mr. Garcia under the Standby Purchase Agreement, on the Effective Date, Cygnet will grant to Mr. Garcia warrants (the "Standby Warrants") entitling Mr. Garcia to purchase up to 500,000 additional shares of Common Stock at an exercise price equal to 120% of the Subscription Price, or $8.40 per share (the "Warrant Exercise Price") at any time within five years following the Effective Date. Neither the Standby Warrants nor the underlying Common Stock into which they are exercisable are registered under the Securities Act and such securities may not be sold by Mr. Garcia unless such securities are registered or unless an exemption from registration is available. The Company has agreed to register at its expense the resale of the Common Stock issued upon exercise of the Standby Warrants at the request of Mr. Garcia at any time after one year following the Effective Date. Mr. Garcia's rights and obligations in connection with the Rights Offering may be exercised through his affiliates.

     Additional Purchase Right. In addition to his Rights, the Over-Subscription Privilege, and his Standby Purchase Obligation, Mr. Garcia also will have the right (the "Additional Purchase Right"), at his election, to purchase up to an additional 714,286 shares of Common Stock at the Subscription Price, or an aggregate of approximately $5 million, over and above the Required Purchase Amount. Such Additional Purchase Right will be contingent on a successful Rights Offering and must be exercised on or prior to the Effective Date.

     D&O Purchase Right. In addition, directors and officers of the Company (excluding Mr. Garcia) will have the right (the "D&O Purchase Right"), at their election, to purchase in the aggregate up to 214,286 additional shares of Common Stock at the Subscription Price over and above the number of shares of Common Stock they could acquire pursuant to any Rights they may have. Such D&O Purchase Right will be contingent on a successful Rights Offering and must be exercised on or prior to the Effective Date.

     Additional Capital. The Company has secured a subordinated loan of $5 million from a third-party lender for a three year term. The loan bears interest at 12% per annum and is payable quarterly with the principal to be paid in full on the third anniversary of the Effective Date. In consideration for providing such financing, Cygnet will issue warrants to purchase up to 115,000 shares of Common Stock with an exercise price of $8.40 per share, subject to a call feature by the Company if the closing price of the Common Stock equals or exceeds $13.44 per share for a period of 20 consecutive trading days. The loan is guaranteed by UDC. On the Effective Date, UDC's guarantee will be released and replaced with a guarantee of the Company.

     Trading Market. The Rights and the Common Stock have been approved for listing on the Nasdaq National Market under the symbols "CGNTR" and "CGNT," respectively, subject to notice of issuance. There is no assurance, however, that a trading market in the Rights or the Common Stock will develop or, if developed, can be maintained. Upon the Expiration Date, subject to certain guaranteed delivery procedures, any unexercised Rights will lapse, and become null and void.

     Tax Consequences to Rights Offering Participants. In the opinion of Snell & Wilmer L.L.P., Rights Offering Participants who receive Rights in the original distribution will generally recognize dividend income (taxable as ordinary income) in an amount equal to the fair market value, if any, of the Rights as of the date of their distribution. In the opinion of Willamette Management Associates, an independent appraisal firm engaged by UDC in connection with the Rights Offering and the Split-up (the "Appraiser") dated July 21, 1998, the fair market value of the Rights as of the date of their distribution should be zero. However, the Appraiser's opinion is not binding on the Internal Revenue Service. For example, the Internal Revenue Service may assert that the price at which the Rights trade during the 20-day trading period of the Rights is indicative of the fair market value of the Rights on the date of their distribution. Accordingly, there can be no assurance as to the precise amount of dividend income, if any, a Rights Offering Participant will recognize upon the receipt of the Rights. If the Rights are trading for value on the date of their distribution, UDC may, in its discretion, report to Rights Offering Participants who receive Rights in the original distribution the receipt of dividend income in an amount equal to the average of the high and low trading prices of the Rights on such date.

     To avoid the possibility of the recognition of ordinary income and the creation of a potentially deferred or nondeductible capital loss, it will, in many instances, be in the interests of Rights Offering Participants who receive Rights in the original distribution to either exercise or sell the Rights, rather than to allow the Rights to lapse. See "Federal Income Tax Consequences."

     Exercise. The Rights are exercisable from the Commencement Date until 5:00 p.m., Minnesota time, on the Expiration Date.

     Information Agent. The Information Agent for the Rights Offering is Corporate Investor Communications, Inc. ("CIC"). Questions concerning the Rights Offering may be addressed to CIC at 1-888-673-4478.

                    USE OF PROCEEDS FROM THE RIGHTS OFFERING

     The Company intends to use a portion of the proceeds of the Rights Offering to make the Cash Payment to UDC as part of the consideration for the Transferred Assets. The remaining proceeds of the Rights Offering will be used by the Company for capital expenditures and as working capital.

                           EFFECT OF RIGHTS OFFERING

     Cygnet currently is a wholly-owned subsidiary of UDC. Following the transactions described in this Prospectus, Cygnet and UDC will be owned, operated, and managed as separate public companies. Assuming all holders of the Rights elect to purchase shares of Common Stock pursuant to the Rights Offering, and the Cygnet directors and officers exercise their D&O Purchase Right in full, Mr. Garcia will own approximately 23.6% of the outstanding shares of Common Stock (or 33.2% if he fully exercises the Additional Purchase Right) and UDC will own 100% of the outstanding Preferred Stock of Cygnet. If the Preferred Stock were converted to Common Stock at the Subscription Price of $7.00 per share, UDC would obtain 5,714,286 shares, or approximately 61.6% of the then outstanding shares of Common Stock, assuming the sale by Cygnet pursuant to the Rights Offering of 3,562,500 shares of Common Stock (the Required Purchase Amount) and that no additional shares of Common Stock are issued either on the Effective Date of the Split-up or thereafter. If the Preferred Stock were converted to Common Stock at the Subscription Price, and assuming the sale by Cygnet of 4,750,000 shares of Common Stock pursuant to the Rights Offering and the sale of 714,286 additional shares to Ernest C. Garcia, II pursuant to the Additional Purchase Right and 214,286 shares available for purchase by officers and directors of Cygnet (other than Mr. Garcia) pursuant to the D&O Purchase Right, and that no additional shares of Common Stock are then outstanding, UDC would obtain approximately 50.2% of the then outstanding shares of Cygnet.

                            INTERESTED TRANSACTIONS


     As described above, officers and directors of the Company have certain significant interests in the Split-up, including (i) Mr. Garcia's rights and obligations as Standby Purchaser, which may enable Mr. Garcia to purchase significant amounts of Common Stock at the Subscription Price to the extent such stock is not purchased upon exercise of the Rights or pursuant to the Over-Subscription Privilege by holders of the Rights, (ii) Mr. Garcia's right to purchase up to 714,286 additional shares of Common Stock at the Subscription Price, (iii) the right of officers and directors of UDC who will be officers and directors of the Company on the Effective Date to purchase up to 214,286 additional shares of Common Stock at the Subscription Price, (iv) the issuance of the Standby Warrants to Mr. Garcia to purchase 500,000 shares of Common Stock at $8.40 per share for a period of 5 years following the Effective Date in consideration for his obligations as Standby Purchaser, and (v) the use of a portion of the Cash Payment by UDC to repay certain indebtedness to a corporation wholly-owned by Mr. Garcia. The Company will also assume the employment agreements of and will replace UDC options with Company options for certain executive officers of UDC who will become executive officers of the Company. In addition, Messrs. Johnson, Splaver and Ciccolini, each of whom is an executive officer of the Company, will receive a total of 36,429 shares of Common Stock pursuant to restricted stock grants (with an estimated aggregate value of $255,000 on the Effective Date) and new options to purchase a total of 50,000 shares of Common Stock at the Subscription Price.


                  RISK FACTORS AND FORWARD LOOKING STATEMENTS

     Prospective purchasers of Common Stock pursuant to the Rights Offering should carefully consider all of the information contained in this Prospectus, particularly each of the factors set forth under "Risk Factors" beginning on page 13. Factors that may affect the Company's business, results of operations and financial condition, and the price and market for its securities, include, among others, the following:

     - The Company's ability to maintain profitability is related to its ability to successfully complete bulk purchases of finance receivable contracts or enter into servicing arrangements with respect to such contracts. For example, the Company believes that in the near future, a significant portion of its revenues will be attributable to the FMAC transaction (as described herein), unless other significant bulk purchase or servicing transactions are consummated. There can be no assurance that the Company will be able to successfully negotiate additional bulk purchase or servicing arrangements, or, if it were able to do so, that such transactions would be profitable. In addition, the Company's results of operations may fluctuate dramatically based upon transactions entered into in any given period.

     - The operations of the Company are significantly dependent on its personnel, in particular Mr. Garcia. Without Mr. Garcia's expertise in attracting and obtaining bulk purchase and servicing opportunities, the Company's operations could be materially adversely affected.

     - The profitable realization of bulk purchase and servicing opportunities requires management of significant transition activities, accomplished within a very short time period. These transition activities include, among others, converting the servicing platform and related computer systems utilized by the existing holder/servicer to the loan servicing platform and related computer systems utilized by the Company, rapidly changing servicing capacity, arranging for transition of employees, and arranging for facilities to facilitate servicing. There is no assurance that the Company can successfully manage the transition of subsequent transactions.

     - The Company operates primarily in the sub-prime finance market, which is characterized by borrowers that are generally unable to obtain financing from traditional sources of credit and the companies that provide financing to such borrowers. Accordingly, the Company's operations will be subject to a high risk of credit losses due to dealer defaults or fraudulent activities, specifically related to the collection, depositing and reporting of customer payments, which could have a material adverse effect on the Company and the Company's ability to meet its own financing obligations.

     - The Company is dependent upon its information systems to properly account for and monitor its finance receivable portfolio, its loan servicing operations, and the Cygnet Dealer Program loan portfolio. The Company is in the process of converting its existing servicing platforms to systems licensed from Affiliated Computer Services, Inc. ("ACS"). There can be no assurance that the conversions will be completed in a timely manner or that such conversions will be successful. The Company's failure to successfully migrate and convert its existing systems to ACS systems on a timely basis could have a material adverse effect on the Company. In addition, only a portion of the ACS systems are fully year 2000 ("Year 2000") compliant in processing transactions of the Company without major system failure or miscalculations. The Company bears risks related to the Year 2000 issue and could be materially adversely affected if other entities (e.g., vendors or customers) not affiliated with the Company do not appropriately address their own Year 2000 compliance issues. Further, certain of the Company's own applications are not Year 2000 compliant at this time. The Company believes that resolution of all Year 2000 issues will be significant to the Company's business, and there can be no assurance that the Company will be able to completely resolve all Year 2000 issues in a timely fashion or that the ultimate impact of the Year 2000 issues will not be material to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of
       Operations -- Year 2000."

     - Mr. Garcia, the Company's Chairman of the Board, Chief Executive Officer and President, and who could acquire a controlling interest in the Company in certain circumstances, has been the subject of certain legal proceedings involving his participation in a real estate transaction involving Lincoln Savings and Loan Association, a federally insured savings and loan institution that later went into receivership ("Lincoln"). In connection with these proceedings, Mr. Garcia agreed to plead guilty to one count of bank fraud, for which he was sentenced to three years probation (which has expired), was fined $50, and, during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally insured financial institution or a securities firm without government approval. In separate actions arising out of this matter, Mr. Garcia filed for bankruptcy both personally and with respect to certain affiliated entities, each of which had been discharged by 1993. Following the takeover of Lincoln by the RTC in 1989, Mr. Raymond C. Fidel, the President of Cygnet Dealer Finance, Inc. and formerly President of Lincoln, was charged with fraud arising out of the sale of bonds at Lincoln of its parent company, American Continental Corporation. Without admitting or denying any of the allegations against him, Mr. Fidel consented to the entry of a permanent injunction against further violations of the securities laws. In 1991, Mr. Fidel pled guilty to two counts of federal securities fraud and to six counts in California State court arising out of this matter, for which Mr. Fidel was sentenced to three years probation, which has expired. See "Risk Factors -- Risks Relating to the Business -- Prior Legal Actions Involving Certain Executive Officers."

     - There currently exists no public market for the Rights or shares of Common Stock being offered pursuant to this Prospectus. While the Rights and the Common Stock have been approved for listing on the Nasdaq National Market, subject to notice of issuance, there is no assurance that a trading market in the Rights or the shares of Common Stock will develop, or, if developed, can be sustained. Even if a trading market does develop, there can be no assurance that the market price or shares of Common Stock will remain at or above the Subscription Price.

     This Prospectus contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Such statements may include, but not be limited to, projections of revenues, income, loss, capital expenditures, plans for future operations, financing needs or plans, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Prospectus, including those contained in the section entitled "Risk Factors," in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the Notes to the Company's Combined Financial Statements, describe factors, among others, that could contribute to or cause such differences. The Company undertakes no obligation to update any forward looking statements.

                                    GLOSSARY

     Certain terms used in this Prospectus regarding the Company's business are defined below.

     Bulk purchase -- The purchase of an existing pool of individual installment contract receivables.

     Buy-here, pay-here dealer -- A used car dealer that retains ownership of the installment contract receivables generated from the sale of vehicles to Sub-Prime Borrowers and continues to collect the loan payments and perform all related loan servicing functions.

     Charge-offs -- Loans that are written off due to delinquency, inability to locate a delinquent borrower and/or the vehicle, bankruptcy, or casualty damage to the vehicle which is not covered by insurance.

     Kelley Blue Book wholesale value -- A monthly sampling average of wholesale prices for various vehicles based upon mileage, age, condition, and options.

     Loan servicing -- All functions related to collecting and reporting on installment contract receivables, including payment processing, contacting borrowers regarding delinquent payments, engaging third parties to foreclose upon the collateral and monitoring the status of insurance policies insuring the collateral.

     Payoffs -- Loans that have been paid in full including principal and earned interest.

     Repo -- A vehicle that has been repossessed from the borrower due to default.

     Repurchases -- Under the Cygnet Dealer Program, dealers are required to repurchase installment contracts from the Company that are 45 days delinquent or are in default for other reasons.

     Sub-Prime Borrower -- A borrower who has little or no credit history or a credit history characterized by consistent late payments and sporadic employment. In addition to having an unfavorable employment history, the borrower also may have experienced debt charge-offs, foreclosures, or personal bankruptcy.

     Warehouse purchase facilities -- Contractual relationship between a dealer and a finance company whereby the finance company agrees to purchase installment contract receivables that meet certain guidelines and requirements.

                     SUMMARY COMBINED FINANCIAL INFORMATION

     The summary combined financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements of the Company and the notes thereto included in this Prospectus.

                                                           SIX MONTHS ENDED        YEAR ENDED
                                                               JUNE 30,         DECEMBER 31, 1997
                                                           -----------------    -----------------
                                                            1998       1997
                                                           -------    ------
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total Revenues.........................................  $12,550    $  137         $15,959
     Interest Income.....................................    6,382       137           7,472
     Servicing Fees......................................    4,937        --              --
     Net Gain on Sale of Repossessed Collateral..........    1,108        --              --
     Gain on Sale of Notes Receivable....................       --        --           8,132
     Other Income........................................      123        --             355
  Operating Expenses:
     Provision for Credit Losses.........................      965        --             691
     Selling and Marketing Expense.......................       36         9              18
     General and Administrative..........................    9,001     1,008           3,766
     Depreciation and Amortization.......................      230        62             153
                                                           -------    ------         -------
  Total Operating Expenses...............................   10,232     1,079           4,628
                                                           -------    ------         -------
  Earnings (Loss) Before Interest Expense................    2,318      (942)         11,331
  Interest Expense.......................................    1,714        37           2,067
                                                           -------    ------         -------
  Earnings (Loss) before Income Taxes....................      604      (979)          9,264
  Income Taxes (Benefit).................................      244      (394)          3,728
                                                           -------    ------         -------
  Net Earnings (Loss)....................................  $   360    $ (585)        $ 5,536
                                                           =======    ======         =======
  Basic Earnings (Loss) per Share........................  $   360    $ (585)        $ 5,536
                                                           =======    ======         =======
  Shares used in Computation.............................        1         1               1
                                                           =======    ======         =======
  Proforma Basic/Diluted Earnings (Loss) per Share(2)....  $ (0.18)   $(0.35)        $  0.48
                                                           =======    ======         =======
  Proforma Shares used in Computation(2).................    5,679     5,679           5,683
                                                           =======    ======         =======


                                                        SIX MONTHS ENDED
                                                          JUNE 30, 1998                   YEAR ENDED
                                             ---------------------------------------   DECEMBER 31, 1997
                                                                        PRO FORMA      -----------------
                                             ACTUAL    PRO FORMA(1)   AS ADJUSTED(1)        ACTUAL
                                             -------   ------------   --------------   -----------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and Cash Equivalents................  $   232     $16,167         $22,667            $ 1,225
  Finance Receivables, Net.................   26,333      26,333          26,333             19,274
  Notes Receivable, Net....................   23,027      23,027          23,027             21,861
  Total Assets.............................   58,580      74,515          81,015             50,034
  Advances from Affiliate..................   15,818          --              --              9,106
  Total Note Payable.......................      298         298             298                380
  Total Stockholders' Equity...............   40,000      71,753          78,253             40,000


---------------

(1) The table above sets forth (i) the combined capitalization of the Company as of June 30, 1998; (ii) the pro forma capitalization of the Company to give effect to the sale of 4,750,000 shares of Common Stock offered hereby at the Subscription Price of $7.00 per share, after deducting estimated offering expenses allocable to and payable by the Company, a purchase price for the Transferred Assets equivalent to UDC's June 30, 1998 net book value, and payment in full of the Advances from Affiliate, which totaled $15,818,000 at June 30, 1998; and (iii) the pro forma as adjusted capitalization of the Company to give effect to the sale of 4,750,000 shares of Common Stock offered hereby and the sale of 714,286 shares of Common Stock pursuant to the Additional Purchase Right and 214,286 shares of Common Stock pursuant to the D&O Purchase Right, assuming these rights are exercised in full, in each case at the Subscription Price of $7.00 per share, after deducting estimated offering expenses allocable to and payable by the Company, a purchase price for the Transferred Assets equivalent to UDC's June 30, 1998 net book value, and payment in full of the Advances from Affiliate, which totaled $15,818,000 at June 30, 1998. The Advances from Affiliate represents the $14.9 million Cash Payment plus other working capital advances from UDC.


(2) For purposes of computing the proforma earnings per share for the periods presented, the Company has assumed the maximum potential issuance of shares of Common Stock totaling 5,678,572 shares pursuant to the planned Rights Offering, the Additional Purchase Right, the D&O Purchase Right and for dilutive stock options that will be granted on the Effective Date. See note 14 to the Company's audited financial statements included herein.

                                  RISK FACTORS

     An investment in the Rights and the shares of Common Stock offered hereby involves certain risks. In addition to the other information included elsewhere in this Prospectus, prospective investors should give careful consideration to the following factors before purchasing Rights or the shares of Common Stock offered hereby upon exercise of the Rights.

                         RISKS RELATING TO THE BUSINESS

NO ASSURANCE OF PROFITABILITY

     The Company's net earnings for the year ended December 31, 1997 were $5.5 million. For the six months ended June 30, 1998, the Company's net earnings were $360,000. The Company has experienced, and in the future is expected to continue to experience, substantial variations in its results of operations as a result of a number of factors, many of which are outside the Company's control.

     Substantially all of the net earnings of the Company for the year ended December 31, 1997 were attributable to the FMAC transaction. For a description of the FMAC transaction and the profits generated therefrom, see
"Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding First Merchants Acceptance Corporation." The profitability and cash flows of the Company in the future, at least in the near term, will be highly dependent on its ability to successfully conclude additional large bulk purchase and servicing transactions similar to the FMAC and Reliance transactions. For a description of the Reliance transaction, see "Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding Reliance Acceptance Group." UDC's ability to effect both the FMAC and Reliance transactions on favorable terms was enhanced by recent industry conditions and by the fact that these companies were in bankruptcy proceedings. See "Risk Factors -- Risks Relating to the
Business -- Industry Considerations and Legal Contingencies." In recent months, UDC has experienced increased competition from other companies in its consideration of transactions similar to FMAC and Reliance. There can be no assurance that the Company will be able to effect similar transactions in the future on terms as favorable to the Company as the FMAC and Reliance transactions. Any inability of the Company to locate and conclude other profitable bulk purchase or servicing opportunities in the future could have a material adverse impact on the Company. See "Risk Factors -- Risks Relating to the Business -- Avoidance of Excess Servicing Capacity."

     In addition, the Company believes that a significant portion of its net earnings in future periods may be attributable to the FMAC and Reliance transactions. However, the ability of the Company to generate earnings from these two transactions is subject to significant contingencies. See "Risk Factors -- Risks Relating to the Business -- Risks Related to the FMAC Transaction" and "Risk Factors -- Risks Relating to the Business -- Risks Related to the Reliance Transaction."

     The Company's ability to sustain profitability also will depend upon its ability to meet its general objectives including: (i) expanding its revenue generating operations while not proportionately increasing its administrative overhead; (ii) purchasing portfolios of finance receivables with an acceptable level of credit risk; (iii) effectively collecting payments due on the finance receivables in its portfolios and in third party portfolios; (iv) locating sufficient financing, with acceptable terms, to fund the expansion of the Cygnet Dealer Program and the bulk purchase of additional finance receivables; and (v) adapting to the increasingly competitive markets in which it operates. Outside factors, such as the economic, regulatory, and judicial environments in which the Company operates, also will have an effect on the Company's business.

     Any of these factors could result in the periodic inefficient or underutilization of the Company's resources and could cause the Company's operating results to fluctuate significantly from period to period, including on a quarterly basis. There can be no assurance that the Cygnet Dealer Program or the FMAC or Reliance transactions or similar transactions effected in the future will be profitable, or if they are, that such profitability can be sustained. The Company's inability to achieve or maintain any or all of its objectives could have a material adverse effect on the Company's business, financial condition, or results of operations.

DEPENDENCE ON UNIQUE TRANSACTIONS; QUARTERLY FLUCTUATIONS

     As noted above, the Company's profitability will depend significantly on its ability to effect large bulk purchase and servicing transactions, including, among others, transactions similar to the FMAC and Reliance transactions. Because each potential opportunity typically presents a unique set of risks and circumstances, each transaction must be separately structured, evaluated, and negotiated. This process typically consumes substantial amounts of executive management time and attention with no assurance of a successful conclusion. Accordingly, there can be no assurance that future opportunities of this type can be identified and concluded on terms favorable to the Company. The failure to identify and conclude such transactions on a continual basis could have a material adverse effect on the Company. See "Risk Factors -- Risks Relating to the Business -- No Assurance of Profitability" "-- Dependence on Key Personnel" and "-- Avoidance of Excess Servicing Capacity." In addition, the timing of effectuation of future transactions may result in wide variation in financial results on a quarterly basis. Moreover, the Company may evaluate opportunities for favorable transactions in industries other than the sub-prime automobile financing market. To the extent the Company purchases portfolios of loan receivables in other industries, such transactions are likely to present a different set of risks and challenges for which the Company may be less prepared as a result of its relative lack of experience in that industry.

     The Company currently is considering a number of potential transactions in the ordinary course of its business, none of which the Company believes is material to its financial condition or results of operations, individually or in the aggregate. For a description of these potential transactions, see
"Business -- Recent Developments." The consummation of these transactions is subject to a number of contingencies, which may include the negotiation and preparation of definitive agreements, completion of due diligence, and the receipt of required consents from third parties. As a result, there can be no assurance that any of these potential transactions will be completed by the Company. If the Company is unable to conclude these transactions, the Company will be required to pursue other opportunities to acquire servicing rights, receivables portfolios and other assets as described above.

DEPENDENCE UPON KEY PERSONNEL

     The Company's success will depend upon the continued services of the Company's senior management, particularly its Chief Executive Officer, Mr. Ernest C. Garcia, II, as well as the Company's ability to attract additional members to its management team with experience in the bulk purchasing and servicing industry and the used car dealer financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company does not currently plan to maintain any key person life insurance on any of its executive officers.

     The continued services of Mr. Garcia are critical to the future success of the Company. In particular, in the bulk purchasing and servicing line of business, the Company's success depends significantly on Mr. Garcia's ability to
(i) purchase portfolios of finance receivables at discounts sufficient to generate profits and (ii) secure servicing of finance receivable portfolios with sufficient volume and fees to generate profits. In particular, it is expected that the Company will rely heavily on Mr. Garcia's expertise in identifying opportunities to purchase or service large portfolios of finance receivables. Losing the services of Mr. Garcia could adversely impact the Company's ability to attract profitable bulk purchasing and servicing opportunities and in turn could have a material adverse effect on the Company.

PRIOR LEGAL ACTIONS INVOLVING CERTAIN EXECUTIVE OFFICERS

     Prior to 1992, when he founded UDC, Mr. Garcia was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings & Loan Association ("Lincoln") and entities controlled by Mr. Garcia, the Resolution Trust Corporation (the "RTC"), which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that Mr. Garcia's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, Mr. Garcia agreed to plead guilty to one count of bank fraud, but, in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation (which has expired), was fined $50 (the minimum fine the court could assess), and, during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. Because Cygnet is not a federally-insured financial institution and Mr. Garcia's probationary period has expired, the ban does not apply to Mr. Garcia's activities on behalf of Cygnet. In separate actions arising out of this matter, Mr. Garcia agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he has controlled. The bankruptcies were discharged by 1993. In certain circumstances, Mr. Garcia could acquire a controlling interest in the Company. See "-- Risks Relating to the Rights Offering -- Ownership of Common Stock by Mr. Garcia." As a result of his position as Chairman of the Board, Chief Executive Officer, and President of Cygnet and by virtue of his ability to acquire a significant percentage of the Common Stock after the Rights Offering, Mr. Garcia will have significant influence over the Company's activities.

     Mr. Raymond C. Fidel is the President of Cygnet Dealer Finance, Inc., a wholly owned subsidiary of Cygnet. From February 1982 to April 1989, Lincoln employed Mr. Fidel, between 1988 and 1989, as its President. Following the takeover of Lincoln by the RTC in 1989, Mr. Fidel and others were charged with fraud (the "Complaint") arising out of the sale of bonds at Lincoln of its parent company, American Continental Corporation ("ACC"). With the filing of the Complaint, Mr. Fidel, without admitting or denying any of the allegations in the Complaint, consented to the entry of a permanent injunction against further violations of the securities laws. Mr. Fidel pled guilty in 1991 to two counts of federal securities fraud, and to six counts in California State court (five relating to fraud and one relating to the sale of securities without qualification) arising out of this matter. In light of Mr. Fidel's cooperation with authorities in their prosecution of executives of ACC, including Charles H. Keating, Jr., and Mr. Fidel's efforts in stopping bond sales at Lincoln, Mr. Fidel was given three years of probation, which has expired.

CONVERSION TO NEW SERVICING PLATFORMS

     The Company is dependent upon its information systems to properly account for and monitor its finance receivables portfolio, its loan servicing operations and the Cygnet Dealer Program loan portfolio. The Cygnet Dealer Program portfolio is currently tracked on an internally developed custom software system. However, the Company recently signed a service bureau agreement (the "ACS Agreement") with ACS to process the loan portfolios owned or serviced by the Company. Due to the unique characteristics of the Cygnet Dealer Program, ACS will be required to make a number of custom software enhancements to enable the Cygnet Dealer Program to run on the ACS system. The Company anticipates that implementation of the custom software changes and conversion from the Company's in-house system to the ACS system will be completed by December 31, 1998. In addition to the ACS system, the Company is developing a custom loan underwriting and funding software module to interface between the Third Party Dealers' systems and the ACS system. During 1999, the Company intends to migrate the dealers from their separate stand alone loan systems to the ACS system for purposes of loan servicing and collections. An extended delay in the conversion to the ACS system, in the development of the custom loan underwriting and funding software module, or in migrating the dealers to the ACS system for loan servicing and collections, could have a negative impact on the Company's ability to efficiently collect, account for and monitor the Cygnet Dealer Program loan portfolio. Only a portion of the ACS systems is fully Year 2000 compliant. Further, the Company bears certain risks related to Year 2000 in connection with applications and systems of other vendors, the Company's equipment, and the Company's customers. See "Risk Factors -- Risks Relating to the Business -- Data Processing and Technology and Year 2000" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

     The FMAC loan portfolio, aggregating approximately $378 million as of May 31, 1998, is currently being serviced on a loan servicing platform provided under contract with Alltel Financial Information Services, Inc. ("Alltel"), which is scheduled to expire in December 1998. If the Company continues to use the Alltel platform after December 1998, the contract provides for a substantial premium to be paid by the Company in exchange for the extension. The Company is in the process of converting from the Alltel system to a system licensed from ACS. This conversion is expected to be completed by the end of the third quarter of 1998. There can be no assurance, however, that the conversion will be completed in a timely manner. If the conversion is not completed in a timely manner, the Company may be required to extend the contract with Alltel beyond December 1998 and pay the required premium. Accordingly, failure to successfully migrate and convert to the ACS system could have a material adverse effect on the Company.

     Pursuant to Reliance's confirmed plan of reorganization, on August 1, 1998, UDC will begin to service the Reliance finance receivables portfolio, which totaled approximately $157 million as of April 30, 1998. See "Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding Reliance Acceptance Group." UDC will purchase all of Reliance's furniture, fixtures, and equipment, including the servicing platform utilized by Reliance. The servicing operations and servicing platform will be transferred to the Company on the Effective Date of the Split-up. The Company intends to use this servicing platform (along with certain real property leases), at least through December 1998, to service the Reliance receivables. Thereafter, servicing of the Reliance receivables will be converted to the ACS system. There can be no assurance that UDC will be able to perform all necessary actions to effectively service the Reliance finance receivables portfolio in the limited time available. Further, disruption of servicing of the Reliance portfolio could result in UDC or the Company being removed as the servicer and could have other serious adverse consequences to the Company. See "Risk Factors -- Risks Relating to the
Business -- Risks Related to the Reliance Transaction."

     The conversion of both the Cygnet Dealer Program and the FMAC servicing functions to ACS and the assimilation of the Reliance portfolio and subsequent conversion to the ACS platform may result in various implementation and integration issues that could temporarily interrupt the Company's ability to effectively collect, monitor and account for the Cygnet Dealer Program and to service the FMAC and Reliance portfolios without serious disruption. Any such issues or interruptions could result in an increase in contract delinquencies and charge-offs in the FMAC and/or Reliance portfolios and in the Cygnet Dealer Program, which, depending on the severity of the matter, could result in the Company being removed as the servicer for the FMAC and Reliance transactions and have other material adverse consequences to the Company. See "Risk
Factors -- Risks Relating to the Business -- Risks Relating to the FMAC Transaction" and "Risk Factors -- Risks Relating to the Business -- Risks Relating to the Reliance Transaction."

DATA PROCESSING AND TECHNOLOGY AND YEAR 2000

     The success of any participant that engages in the financing and servicing of loan receivables, particularly those with a focus on the sub-prime industry, including the Company, depends in large part on its ability to continue to adapt its technology, on a timely and cost-effective basis, to meet changing customer and industry standards and requirements.

     As noted above, it is anticipated that the existing Cygnet Dealer Program and FMAC and Reliance loan servicing functions will be converted to the ACS system in the latter half of 1998. Pursuant to the ACS Agreement, the ACS systems must be fully Year 2000 compliant by January 1, 1999. However, the Company's sole remedy if ACS does not comply with this requirement is to terminate the ACS Agreement and convert to another system, which would be costly and disruptive and could have a material adverse effect on the Company's business.

     In addition to the ACS Year 2000 issues, the Company also continues to bear risks related to the Year 2000 issue and could be materially adversely affected if other entities (e.g., vendors or customers) not affiliated with the Company do not appropriately address their own Year 2000 compliance issues. Further, certain of the Company's own applications are not Year 2000 compliant at this time. The Company anticipates that resolution of all Year 2000 issues will be significant to the Company's business and operations. There can be no assurance that the Company will be able to completely resolve all Year 2000 issues in a timely fashion or that the ultimate impact of the Year 2000 issues will not be material to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

     Pursuant to the ACS Agreement, ACS has agreed to provide enhancements and modifications to the base system that is licensed to ACS. Some of the enhancements and modifications will remain proprietary to ACS and will not be licensed to the Company. If ACS or the Company breaches the ACS Agreement, and ACS no longer provides processing services, the Company may incur significant costs in securing a replacement processing company that will be able to process the loans in the same manner as ACS. Further, the Company's remaining computer applications would not be sufficient to effectively manage the Cygnet Dealer Program or the loan servicing of finance receivables portfolios.

     The Company will be dependent on its loan servicing and collection facilities as well as long-distance and local telecommunications access in order to transmit and process information among its various facilities. The Company maintains a standard program whereby it prepares and stores off site back ups of its main system applications and data files on a routine basis. Following the Split-up, the Company believes that it will be necessary to adopt a disaster response plan. There can be no assurance that a failure will not occur in the interim or that any plan adopted will prevent or enable timely resolution of any systems failure. Further, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts its telecommunications networks could have a material adverse effect on the Company. With respect to the Company's servicing operations following conversion to the ACS system, the Company will be required to rely on the disaster response plan developed and utilized by ACS. ACS believes that its disaster response plan is proprietary information and has not allowed the Company to fully evaluate such plan. Therefore, if the disaster response plan of ACS is inadequate, the occurrence of a disaster could have a material adverse effect on the Company's business.

AVOIDANCE OF EXCESS SERVICING CAPACITY

     On the Effective Date of the Split-up, the Company third party servicing operations will be limited to the FMAC and Reliance portfolios and any Interim Transactions effected prior to the Effective Date. Moreover, because of the relatively short lives of automobile finance receivables, these portfolios are expected to be reduced in the near future to a point at which, if not replaced with additional finance receivables, the Company's servicing platform and operations will have excess capacity. For the Company's servicing operations to remain profitable, the Company must continually service a sufficient number of finance receivables to generate servicing income in excess of fixed overhead costs. For example, a significant portion of servicing overhead is based on certain fixed costs for personnel salaries and other expenses as well as lease or other facilities costs. If portfolios being serviced are not continually replaced with new finance receivables, the Company will be required to reduce the number of employees in its servicing operations, and then rehire such employees as additional portfolios are obtained. Such practices can lead to low employee morale and to disruptions and loss of efficiency in servicing functions and can also result in substantial severance and facilities closure costs. Therefore, in order to maintain the profitability of the Company's servicing operations, it will be necessary for the Company to continue to identify and secure servicing rights to significant portfolios of finance receivables. To an extent, each bulk purchase and servicing transaction is a unique opportunity. There can be no assurance that the Company will be able to identify and successfully conclude sufficient bulk purchasing and servicing transactions to maintain the profitability of these operations. See "Risk Factors -- Risks Relating to the Business -- No Assurance of Profitability."

     Although the Company is evaluating the possibility of expanding its servicing operations to include receivables other than auto receivables, such as mortgages or credit card receivables, in order to mitigate its excess capacity issues, the Company has no experience in servicing such types of receivables and may encounter other unanticipated problems. Moreover, there can be no assurance that such receivables could be serviced on the existing and anticipated servicing systems of the Company without substantial modification.

MANAGEMENT OF TRANSITION ACTIVITIES

     The profitable realization of bulk purchase and servicing opportunities requires effective management of significant transition activities, which must be accomplished within a very short time period. These transition activities include, among others, converting acquired or serviced loan portfolios from the seller's or owner's servicing systems to the loan servicing systems utilized by the Company, managing rapidly changing servicing capacity, arranging for transition of employees, and arranging for facilities to allow servicing. These issues are magnified as larger portfolios of the type the Company will seek to purchase or service are transitioned into the Company's systems, and the concurrent risks are greater if a transition is not smoothly implemented. There can be no assurance that the Company can successfully manage the transition of its current or subsequent transactions. See "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms."

RISKS RELATED TO THE FMAC TRANSACTION

     Although UDC's involvement in the FMAC bankruptcy proceedings has been profitable, there can be no assurance that this transaction will continue to be profitable in the future. Unless otherwise defined in this section, capitalized terms utilized in this description of the risks inherent in the FMAC transaction will have the meanings given in the detailed description of the FMAC transaction under the heading "Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding First Merchants Acceptance Corporation."

     On the Effective Date of the Split-up, UDC will transfer to the Company substantially all of its rights and certain liabilities accruing on or after the Effective Date in connection with the FMAC transaction (except cash received by UDC prior to the Effective Date). The Company will assume UDC's guarantee to the Contract Purchaser of a stated return, based in part on a 10.35% per annum interest rate, on certain Owned Contracts acquired from FMAC and sold to the Contract Purchaser, subject to a maximum guarantee of $10.0 million. Although FMAC has provided a similar guarantee to UDC, which will be transferred to the Company, payable out of certain distributions from residual interests held by FMAC in securitization transactions, the guarantee in some circumstances may be less than the guarantee given by UDC to the Contract Purchaser. There can be no assurance that there will be sufficient distributions from the residual interests to support the guarantee. In addition, the Company will assume the funding obligations of UDC with respect to the DIP Facility. The DIP Facility and certain fees payable to UDC that will be assigned to the Company are also payable out of certain expected tax refunds of FMAC and/or distributions from the same residual interests in FMAC's securitization transactions. Although the Company anticipates collecting such items, there can be no assurance that these loans or fees will be paid. Payments pursuant to the residual interests may not be made until the senior certificates in the securitization transactions are paid in full. The liabilities to be assumed by the Company relating to the FMAC transaction are not conditioned on the profit ultimately achieved by the Company from that transaction and such liabilities may exceed payments made to the Company.

     In addition, although it is contemplated that all of UDC's servicing rights with respect to the FMAC transaction will be transferred to the Company in conjunction with the Split-up, the ability of the Company to take over such servicing rights is subject to the consents of certain parties that have not yet been obtained. Moreover, if consent is not obtained or the Company does not satisfy the conditions to be an "Authorized Servicer," the Company would lose the right to significant benefits expected in the FMAC transaction, including ongoing servicing fees and its right to certain distributions from residual interests in FMAC's securitized pools, which could have a material adverse effect on the Company. The Company believes, however, that it will satisfy the required conditions to qualify as an "Authorized Servicer."

     Moreover, the Company will be required to meet certain performance criteria with respect to servicing of the FMAC and Owned Contract portfolios. The failure to meet the required performance criteria could result from a number of factors, including, among others, general economic conditions that cause increased payment delinquencies by the obligors on the contracts in the pools being serviced, and servicing interruptions and inefficiencies caused by the Company's anticipated servicing platform conversions or any Year 2000 issues. See "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms" and "Risk Factors -- Risks Relating to the Business -- Data Processing and Technology and Year 2000." The failure to meet such performance criteria could result in "termination events" under the various servicing agreements governing the FMAC and Owned Contract portfolios, and in such case the Company could lose the right to service the receivables in such portfolios and the related servicing fees. If for any reason the Company cannot continue to service the FMAC portfolios, the Company would lose significant benefits expected in the FMAC transaction, including ongoing servicing fees and its right to certain distributions from residual interests in FMAC's securitized pools, which could have a material adverse effect on the Company.

RISKS RELATED TO THE RELIANCE TRANSACTION

     On the Effective Date of the Split-up, UDC will transfer to the Company all of its rights and substantially all of its obligations in connection with the Reliance transaction (except cash received by UDC prior to the Effective Date). For a detailed description of the Reliance transaction, see "Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding Reliance Acceptance Group." There can be no assurance that the servicing rights and interests to be obtained by the Company in the Reliance transaction will prove valuable or profitable. In addition, the Company's ability to assume the servicing rights in the Reliance transaction on or after the Effective Date is subject to consents of certain parties, including Reliance, that have not yet been obtained. Substantially all of the benefits expected in the Reliance transaction are contingent on the Company's acquiring and retaining servicing rights to the Reliance portfolio.

     Further, the Company's ability to profitably service the Reliance portfolio is largely dependent on its ability to effectively manage the transition activities associated with the assumption of such servicing. See "Risk
Factors -- Risks Relating to the Business -- Management of Transition Activities" and "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms."

     Moreover, the Company will be required to meet certain performance criteria with respect to servicing of the Reliance portfolio. A failure to meet the required performance criteria could result from a number of factors, including, among others, general economic conditions that cause increased payment delinquencies by the obligors on the contracts in the pools being serviced, and servicing interruptions and inefficiencies caused by the Company's anticipated servicing platform conversions or any Year 2000 issues. See "Risk Factors -- Risks Relating to the Business -- Conversion to New Servicing Platforms" and "Risk Factors -- Risks Relating to the Business -- Data Processing and Technology and Year 2000." The failure to meet such performance criteria could result in a "termination event" under the servicing agreement entered into by the Company with Reliance and, in such case, the Company could lose the right to service the Reliance portfolio.

CYGNET DEALER PROGRAM

     The Cygnet Dealer Program provides qualified Third Party Dealers with financing options and revolving lines of credit primarily secured by such dealers' finance receivable portfolios. While the Company will require dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, it will, nevertheless, be extending credit to dealers who may not otherwise be able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Under the Cygnet Dealer Program, the dealer remains responsible for collection of the contract payments and retains control of the customer relationship. All cash collections, including regular monthly payments, payoffs, and repurchases are deposited by the dealers into a bank account maintained by the Company. Consequently, the Company will be subject to a high risk of credit losses due to dealer defaults or fraudulent activities, specifically related to the collection, depositing, and reporting of customer payments, which could have a material adverse effect on the Company and on the Company's ability to meet its own financing obligations.

SENSITIVITY TO INTEREST RATES

     The Company anticipates that a substantial portion of its borrowing facilities will be on a floating rate basis. Conversely, the contracts that the Company purchases under its Dealer Collection Program (as defined herein) and the contracts that it purchases in bulk typically bear interest at fixed rates. Therefore, increases in interest rates would effectively reduce the interest rate spread the Company earns on the retail installment contracts in its portfolios. The Company can attempt to mitigate any such reduction by reducing the advance rate under its Dealer Collection Program, increasing the discount rate on bulk purchases, or securitizing its portfolios in order to lock in a fixed cost of funds. However, the Company may not be able to increase the interest rate spread on future purchases of contracts due to market competition or restrictions placed on interest rates by various states. Further, there can be no assurance that the Company would be successful in the implementation of a securitization program. See "Risk Factors -- Risks Relating to the Business -- Securitizations."

DEPENDENCE ON EXTERNAL FINANCING

     Because of the significant equity being invested in the Company, the Company's capital structure will support substantial additional leverage, and could become highly leveraged in the future. The Company has borrowed, and will continue to borrow, substantial amounts required to fund its operations. In this regard, the Company's operations are highly capital intensive. Although the Company has had discussions with various lenders regarding a credit facility, there can be no assurance that the Company will be able to secure financing when and as needed in the future, or on terms acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SECURITIZATIONS

     To date, the Company has not entered into any securitization transactions. However, the Company may finance its operations in part through securitization transactions. The Company's ability to successfully complete securitizations may be affected by several factors, including the condition of securities markets generally, conditions in the asset-backed securities markets specifically, and the credit quality of the Company's portfolio.

     The Company has yet to determine the accounting treatment for future securitization transactions, if any. Should the Company structure a securitization transaction in such a manner as to treat the securitization as a sale, the securitized assets would be removed from the Company's balance sheet, the Company would record a residual interest in the securitization, and gain on sale would be recognized. However, the Company could structure a securitization as a financing whereby the securitized assets would remain on the Company's balance sheet and the Company would record a liability related to the issuance of debt securities pursuant to the securitization. In this case, the Company would continue to recognize revenue on the securitized assets as if they had not been securitized, and would recognize interest expense on the related debt.

     To the extent the Company were to record a gain on sale in connection with securitizations, the gain would be based upon certain estimates and assumptions, which may not subsequently be realized. The valuation of the residual interest in securitization transactions is very subjective, and requires the use of many assumptions about future events. To the extent that actual cash flows on a securitization differ materially from the original securitization assumptions, and in the opinion of management those differences appear to be other than temporary in nature, the Company would be required to revalue its residual interests in the finance receivable contracts that it has sold in the securitization ("Residuals in Finance Receivables Sold"), and record a charge to earnings based upon the reduction, which could be material and have a significant effect on the Company. In addition, the Company would record ongoing income based upon the cash flows on Residuals in Finance Receivables Sold. The income recorded on the Residuals in Finance Receivables Sold would vary from quarter to quarter based upon cash flows received in a given period. To the extent that cash flows were deficient, charge-offs of finance receivables exceed estimates, or assumptions applied to the underlying portfolio were not realized, and in the opinion of management those differences were to appear to be other than temporary in nature, the Company would be required to revalue the Residuals in Finance Receivables Sold, and record a charge to earnings.

RISKS OF INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's expected borrowings would decrease the profitability of the Company's existing portfolio. The Company has sought to limit this risk by (i) maintaining a portion of its investment portfolio in a floating rate program and (ii) limiting the maturity of finance receivable contracts. If the Company's borrowing rates increase, then the Company will seek to further limit the negative impact on earnings by increasing the purchase discount at which the Company purchases finance receivables and/or require higher stated annual percentage rates on finances receivables which are purchased. To date, inflation has not had a significant impact on the Company's operations.

COMPETITION

     The markets in which the Company competes are highly competitive. With respect to its Cygnet Dealer Program and bulk purchasing and servicing operations, the Company competes with a variety of finance companies, financial institutions, and providers of financial services, many of whom have significantly greater resources, including access to lower priced capital. In addition, there are numerous financial services companies serving, or capable of serving, these markets. While traditional financial institutions, such as commercial banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers, have not consistently served the sub-prime markets, the relatively high yields that can be earned by companies involved in sub-prime financing have encouraged certain of these traditional institutions to enter, or contemplate entering, these markets. Increased competition may adversely affect the Company under the Dealer Collection Program (as described herein) by reducing the discount at which the Company purchases contracts, may result in a decrease in the discounts at which the Company purchases portfolios in bulk, or may result in downward pressure on the rates charged for loan servicing, all of which could have an adverse effect on the Company. Further, increased competition for the bulk purchase and servicing transactions that the Company must effect to remain profitable could have a material adverse effect on the Company's business.

NO ASSURANCE OF SUCCESSFUL ACQUISITIONS

     The Company intends to consider additional acquisitions, alliances, and transactions involving other companies that could complement the Company's existing business. There can be no assurance that suitable acquisition parties, joint venture candidates, or transaction counter parties can be identified, or that, if identified, any such transactions will be consummated on terms favorable to the Company, or at all. Furthermore, there can be no assurance that the Company will be able to integrate successfully such acquired businesses into its existing operations, which could increase the Company's operating expenses in the short-term and materially adversely affect the Company. Moreover, these types of transactions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. These transactions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience, and the potential loss of key employees of the acquired company, all of which could have a material adverse effect on the Company.

GENERAL ECONOMIC CONDITIONS; RISKS ASSOCIATED WITH SUB-PRIME MARKET

     The Company's business is directly related to the ability of the obligors on the finance receivables that the Company services, expects to purchase in bulk, and that secure its Cygnet Dealer Program to continue to make the required payments on such contracts, which is affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to increased delinquencies, repossessions, and credit losses on the finance receivables that the Company services, expects to purchase in bulk, or that secure the Cygnet Dealer Program. Moreover, substantially all of the finance receivables that the Company services, expects to purchase in bulk, or that secure the Cygnet Dealer Program are with Sub-Prime Borrowers, who due to their poor credit histories and/or low incomes are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers. Because of the Company's primary focus on the sub-prime segment of the automobile financing industry, the actual rate of delinquencies, repossessions, and credit losses on the finance receivables that the Company services, expects to purchase in bulk, or that secure the Cygnet Dealer Program could be higher under adverse conditions than those experienced in the used car sales and finance industry in general. Moreover, adverse economic conditions that result in decreased sales of used cars could adversely affect the dealers that participate in the Cygnet Dealer Program, which could have a material adverse effect on such program.

INDUSTRY CONSIDERATIONS AND LEGAL CONTINGENCIES

     In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. In addition, certain of these companies have filed for bankruptcy protection. These announcements have had a disruptive effect on the market for securities of sub-prime automobile finance companies, have resulted in a tightening of credit to the sub-prime markets, and could lead to enhanced regulatory oversight. Furthermore, companies in the used vehicle financing market have been named as defendants in an increasing number of class action lawsuits brought by customers alleging violations of various federal and state consumer credit and similar laws and regulations. Although the Company is not currently a named defendant in any such lawsuits, no assurance can be given that such claims will not be asserted against the Company in the future or that the Company's operations will not be subject to enhanced regulatory oversight.

                     RISKS RELATING TO THE RIGHTS OFFERING

NO PUBLIC MARKET; MARKET PERCEPTION ISSUES

     There currently exists no public market for the Rights or shares of Common Stock being offered pursuant to this Prospectus. While the Rights and the Common Stock have been approved for listing on the Nasdaq National Market, subject to notice of issuance, there is no assurance that a trading market in the Rights or the shares of Common Stock will develop, or, if developed, can be sustained. In addition, trading in the Rights will be limited by the relatively short 20 day Rights Offering Period. Trading transactions must be effected early in such period to ensure ample time for the purchaser to exercise his Rights.

     Even if a trading market does develop, there can be no assurance that the market price for shares of Common Stock will remain at or above the Subscription Price. Prices at which the Common Stock may trade, either prior to the Split-up, on a "when-issued" basis, or subsequent thereto, cannot be predicted. Until the Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. In addition, continued listing on the Nasdaq National Market is subject to compliance with certain initial listing and maintenance criteria, including the presence of at least 400 holders of the Common Stock. Failure to maintain compliance with such listing and maintenance requirements could subject the Common Stock to possible delisting from the Nasdaq National Market, which could have a material adverse effect on trading of the Common Stock and consequently, its market price. Further, the prices of common stock of many participants in the sub-prime automobile financing industry have fluctuated significantly in recent periods. The prices at which the Common Stock will trade will be determined by the marketplace and may be influenced by many factors, including, among others, the value of the Company's assets, its ability to generate cash flow, its profitability or lack thereof or other measures of value, the depth and liquidity of the market for such shares, investors' perceptions of the Company and the industries in which its businesses participate, and general economic and market conditions.

     Rights distributed to UDC's stockholders in the Rights Offering and shares of Common Stock distributed to holders who exercise the Rights will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of UDC or of the Company within the meaning of Rule 145 promulgated under the Securities Act. Sales by persons who are affiliates of UDC or the Company within the meaning of Rule 145 at the time of the Rights Offering may be subject to certain restrictions.

     Although one purpose of the Split-up is to allow investors, lenders, and others to more easily evaluate the performance and investment characteristics of the business of the Company as opposed to the business to be retained by UDC and to enhance the likelihood that each business group will achieve appropriate market recognition of its performance, there will, at least for a significant period of time, continue to be material ties between the two companies that may prove confusing to the market. There can be no assurance that the market will regard the Split-up as a positive development. If the market perceives more disadvantages than advantages resulting from the Split-up, the price of the Common Stock is likely to suffer a decline.

OWNERSHIP OF COMMON STOCK BY MR. GARCIA

     Ernest C. Garcia, II, will be Cygnet's Chairman of the Board, Chief Executive Officer, and President. Mr. Garcia is also the holder of approximately 25.2% of UDC's outstanding Common Stock. Mr. Garcia will agree to exercise his entire 25.2% pro rata share of the Rights. In addition, Mr. Garcia will agree through his Over-Subscription Privilege and Standby Purchase Obligation to purchase additional shares of Common Stock pursuant to the Rights Offering in an amount sufficient to satisfy the Required Purchase Amount. See "The Rights Offering" for a complete description of the Over-Subscription Privilege, the Standby Purchase Obligation, and the Required Purchase Amount. Mr. Garcia also has the right to purchase up to 714,286 additional shares of Common Stock at the Subscription Price over and above the Required Purchase Amount and will be issued warrants to purchase an additional 500,000 shares of Common Stock. These transactions taken together will result in Mr. Garcia's ownership of a significant percentage of the outstanding Common Stock following the Split-up. In certain circumstances, Mr. Garcia could acquire a majority of the Company's Common Stock, in which case Mr. Garcia would be in a position to control the voting with respect to virtually all matters that affect the Company. As a result, Mr. Garcia will have significant influence over the Company's activities, as well as on all matters requiring approval of the Company's stockholders, including electing or removing members of its Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company with other entities, and changing its dividend or other policies.

POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS OFFERING

     In the opinion of Snell & Wilmer L.L.P., holders of UDC Common Stock who receive Rights will generally recognize dividend income (taxable as ordinary income) in an amount equal to the fair market value, if any, of the Rights as of the date of their distribution. In the opinion of the Appraiser dated July 21, 1998, the fair market value of the Rights on the date of their distribution should be zero. However, the opinion of the Appraiser is not binding on the Internal Revenue Service. For example, the Internal Revenue Service may assert that the price at which the Rights trade during the 20-day period of the Rights will be indicative of the fair market value of the Rights on the date of their distribution. Accordingly, there can be no assurance as to the exact amount of dividend income, if any, a holder of UDC Common Stock who receives Rights will recognize upon the receipt of Rights. If the Rights are trading for value on the date of their distribution, UDC may, in its discretion, report to holders of UDC Common Stock the receipt of dividend income in an amount equal to the average of the high and low trading prices of the Rights on such date.

     To avoid the possibility of the recognition of ordinary income and the creation of a potentially deferred or nondeductible capital loss, it will, in many instances, be in the interests of holders of UDC Common Stock receiving Rights to either exercise or sell the Rights, rather than to allow the Rights to lapse.

RISKS RELATING TO THE PREFERRED STOCK

     The dividend rate for the Preferred Stock to be issued to UDC on the Effective Date of the Split-up will be 7% per annum of the Base Liquidation Amount for the period from the Effective Date to the first anniversary thereof. Thereafter, the annual dividend rate will increase 1% per annum to a maximum rate of 11% per annum of the Base Liquidation Amount. Although dividends on the Preferred Stock are payable only out of funds legally available therefor when and as declared by the Board of Directors, if dividends are not paid when due for a period of two quarters, UDC will have the right to elect two members to the Company's Board of Directors (in addition to the then existing number of directors) at the next meeting of stockholders and thereafter until all accrued dividends are paid in full. In addition, if dividends are not paid when due for a period of six quarters, the Preferred Stock is convertible at UDC's option into Common Stock as described herein. Moreover, accrued but unpaid dividends on the Preferred Stock may adversely affect the market price for the Common Stock. During the first three years following the Effective Date of the Split-up, the Preferred Stock will not be convertible, except in certain circumstances described above. Thereafter, the Preferred Stock will be convertible into Common Stock at the lower of the Subscription Price or a discount to market of approximately 20%. Thus, the Company will be motivated to redeem the Preferred Stock during the first three years following the Effective Date. Redemptions of Preferred Stock will not be authorized, however, unless, in the reasonable judgment of the Company and UDC, the proceeds of such redemption will be treated for federal income tax purposes as proceeds from a sale of such stock and not as dividends paid with respect to such stock. As a consequence, redemptions of Preferred Stock may be limited and may be confined to a single redemption of all the outstanding shares of Preferred Stock. Further, it may be necessary to contemporaneously redeem shares of Common Stock acquired by a holder of Preferred Stock upon a prior conversion of Preferred Stock in order to assure treatment of the proceeds of a redemption of Preferred Stock as proceeds from a sale of such stock and not as dividends paid with respect to such stock. If the Company is unable to redeem the Preferred Stock during such three year period, whether because of financial circumstances, contractual restrictions, or limitations inherent under the terms governing such stock, a conversion of the Preferred Stock into Common Stock could have the effect of significantly diluting the Company's Common Stock.

POTENTIAL ANTI-TAKEOVER EFFECT OF PREFERRED STOCK, CHANGE OF CONTROL ARRANGEMENTS AND DELAWARE LAW

     Certain provisions of the Company's Certificate of Incorporation and 1998 Stock Incentive Plan (as described herein) may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors may be willing to pay in the future for shares of the Company's Common Stock. The Company's Certificate of Incorporation authorizes the Company to issue "blank check" preferred stock in addition to the Preferred Stock to be issued to UDC in connection with the Split-up, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by the Board of Directors. Accordingly, the Board of Directors will have the authority, without stockholder approval, to issue additional shares of preferred stock with dividend, conversion, redemption, liquidation, sinking fund, voting, and other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The additional shares of preferred stock could be utilized, under certain circumstances, to discourage, delay, or prevent a merger, tender offer, or change in control of the Company that a stockholder might consider to be in its best interests. Although the Company has no present intention of issuing any additional shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital
Stock -- Preferred Stock." The Company's 1998 Stock Incentive Plan contains certain provisions that provide that, in the event of a "Change of Control" of the Company, (i) all options and other share-based awards granted under the 1998 Stock Incentive Plan will become immediately exercisable; (ii) any restriction periods and restrictions imposed on restricted stock granted under the 1998 Stock Incentive Plan will lapse; and (iii) the target value attainable under all performance units and other performance-based awards granted under the 1998 Stock Incentive Plan shall be deemed to have been fully earned, unless, in each case, the surviving entity agrees to assume the awards in a manner that substantially preserves the participants' rights and benefits. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. In addition, certain provisions of Delaware law applicable to the Company also could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Management" and "Description of Capital Stock."

NO INTEREST ON SUBSCRIPTION FUNDS IN ESCROW

     In order to exercise the Rights and the related Over-Subscription Privilege, holders of Rights must pay the Subscription Price no later than the Expiration Date, or if certain notice of guaranteed delivery procedures are utilized, three business days thereafter. All subscription funds will be deposited into an escrow account with an independent escrow agent. If the Effective Date has not occurred by thirty days following the Expiration Date, the escrow will be terminated and subscription monies will be returned to subscribers without interest. While the Company believes that the Effective Date will occur shortly following the Expiration Date, no interest will be paid to subscribers for monies held in the escrow account even if the Effective Date does not occur.

                              THE RIGHTS OFFERING

PURPOSE OF THE RIGHTS OFFERING

     The Company has agreed to make a Rights Offering to holders of UDC Common Stock in connection with the Split-up. This Rights Offering represents the Company's initial public offering of its securities, although unlike a traditional public offering, the securities will be offered first to UDC's stockholders before they are available to the general public. The Company believes that the Rights Offering will provide an advantage over a traditional initial public offering because this type of offering provides the Company with the opportunity to offer its Common Stock to investors who, as UDC stockholders, already have some knowledge of the Split-up Businesses, which have been operated by UDC.

     The Information Agent for the Rights Offering is Corporate Investor Communications, Inc. ("CIC"). Questions concerning the Rights Offering may be addressed to CIC at 1-888-673-4478.

DISTRIBUTION OF RIGHTS

     In the event that UDC's stockholders approve the Split-up and all other conditions thereto are satisfied, subject to UDC's Board of Directors exercising its right, in its sole discretion without stockholder approval, to abandon, defer (to a date certain or indefinitely), or modify the Rights Offering, the Rights Offering will be made to UDC's stockholders of record as of August 17, 1998 (the "Record Date"). On the Commencement Date (as defined below) of the Rights Offering, the Company will distribute the Rights to UDC's stockholders as of the Record Date pro rata in accordance with the ownership of UDC Common Stock on the Record Date. Each holder of record of UDC Common Stock as of the Record Date will receive one (1) Right for every four (4) shares of UDC Common Stock. Each Right will entitle the holder to acquire one (1) share of the Company's Common Stock (the "Primary Subscription") at $7.00 per share (the "Subscription Price"). The Subscription Price must be delivered to Norwest Bank Minnesota, National Association, as distribution agent for the Company (the "Distribution Agent"), and will be deposited by the Distribution Agent into an escrow account (the "Escrow Account") established by the Company with Norwest Bank Minnesota, National Association, as escrow agent (the "Escrow Agent"). Except as provided in the next sentence below, in order to exercise the Rights, the full Subscription Price for all exercised Rights must be paid on or prior to the Expiration Date (defined below) or a notice of guaranteed delivery must be received by the Distribution Agent by that date as described below under "The Rights Offering Period" and "Method for Exercising Rights." Notwithstanding the above, Mr. Garcia and his affiliates may exercise their Rights by payment of the Subscription Price on or prior to the Effective Date. No interest will be paid on Subscription Funds in the Escrow Account.

NO FRACTIONAL SHARES

     If the number of shares of UDC Common Stock owned by a holder of record of UDC Common Stock is not evenly divisible by four, the Company will round up to the nearest whole number in calculating the number of Rights that such record holder is entitled to receive. For example, if a record holder holds ten (10) shares of UDC Common Stock, such holder will receive three (3) Rights. Holders of record of UDC Common Stock as of the Rights Record Date will be instructed to allocate the Rights received by them among any beneficial owners of UDC Common Stock to which such Rights relate by rounding upward or downward to the nearest whole Right. A record holder may request additional Rights from the Distribution Agent if necessary to effect such an allocation among beneficial owners.

THE RIGHTS OFFERING PERIOD

     Rights may be exercised at any time during the period beginning on the commencement date of the Rights Offering (the "Commencement Date"), which is expected to be on or about September 1, 1998, and ending at 5:00 p.m., Minnesota time, on the date that is 20 days following the Commencement Date or such other date to which the Rights Offering is extended (the "Expiration Date"). The Company may determine to extend the Rights Offering Period in the event that the Company believes a longer offering period is advisable in order to allow a more diversified pool of holders to exercise the Rights or for any other reason. After that date, except pursuant to certain procedures for guaranteed delivery described below, Rights Offering Participants will not be able to exercise or transfer their Rights and such Rights will be worthless. The Company does not intend to honor any Rights received for exercise by the Distribution Agent after the Expiration Date, except pursuant to such procedures for guaranteed delivery, regardless of when such Rights were sent to the Distribution Agent for exercise. Holders may also exercise their Rights by contacting a bank, trust company, New York Stock Exchange member firm, or other financial institution that is a member of an approved stock exchange medallion program which can deliver to the Distribution Agent, on behalf of the holder, on or prior to the Expiration Date, a Notice of Guaranteed Delivery guaranteeing delivery of a properly completed subscription certificate (a "Subscription Certificate") and payment of required subscription funds on or before the third business day following the Expiration Date.

TRANSFERRING RIGHTS

     Rights Offering Participants may sell the Rights in the market. Rights will be admitted for trading on the Nasdaq National Market, under the symbol "CGNTR," and may be purchased or sold through normal brokerage channels through the last business day prior to the Expiration Date. Rights Offering Participants should consult with their regular investment and tax advisors and carefully consider their alternatives. See "Federal Income Tax Consequences."

     Each Rights Offering Participant may transfer all or a portion of such Participant's Rights by endorsing and delivering to the Distribution Agent (at the addresses set forth below) his or her Subscription Certificate. The Rights Offering Participant must properly endorse the certificate for transfer, his or her signature must be guaranteed by a bank or securities broker, and his or her certificate must be accompanied by instructions to reissue the Rights to be transferred in the name of the person purchasing the Rights. The Distribution Agent will reissue certificates for the transferred Rights to the purchaser, and will reissue a certificate for the balance, if any, to the transferor if it is able to do so before the Expiration Date. The transferor will be responsible for the payment of any commissions, fees, and other expenses (including brokerage commissions and any transfer taxes) incurred in connection with the purchase or sale of the transferor's Rights. Any questions regarding the transfer of Rights should be directed to the Information Agent at its telephone number or address listed below:

     Corporate Investor Communications, Inc.
     111 Commerce Road
     Carlstadt, New Jersey 07072-2586
     Telephone: (888) 673-4478

     Because of the short Rights Offering Period, Rights Offering Participants desiring to sell or transfer their Rights should do so early in the Rights Offering Period to allow sufficient time for the transfer to be effected and the transferee to exercise the Rights.

METHOD FOR EXERCISING RIGHTS

     Rights may be exercised by completing and signing the purchase form that appears on the back of each Subscription Certificate. To exercise Rights, a Rights Offering Participant must send the completed and signed form, along with payment in full of the Subscription Price for all shares of Common Stock to be purchased, to the Distribution Agent. The Distribution Agent must receive these documents and the payment not later than 5:00 p.m., Minnesota time, on the Expiration Date. Rights may also be exercised by following the procedures for guaranteed delivery described above under "The Rights Offering Period," in which case the Notice of Guaranteed Delivery must be received by the Distribution Agent by 5:00 p.m., Minnesota time, on the Expiration Date, and the properly completed Subscription Certificate and payment of required subscription funds must be received by the Distribution Agent by 5:00 p.m., Minnesota time, no later than three business days following the Expiration Date. A Notice of Guaranteed Delivery may be delivered by facsimile to the Distribution Agent at 612-450-4163, with delivery confirmed by telephone at 612-552-6995. Further instructions for exercise of Rights and additional documentation that may be required in certain cases will be contained in or included with the Subscription Certificates.

     Rights Offering Participants whose Rights are held by a nominee, such as a bank, broker or trustee, must contact that nominee to exercise their Rights. In such case, the nominee will complete the Subscription Certificate on behalf of the Rights Offering Participant and arrange for proper payment. Nominees who receive Rights for the account of others should notify the beneficial owners of such Rights as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee should complete the Subscription Certificate and submit it to the Distribution Agent with the proper payment therefor. The Company does not intend to honor any exercise of Rights received by the Distribution Agent after the Expiration Date, or three business days thereafter if a Notice of Guaranteed Delivery is delivered by the Expiration Date, except that Mr. Garcia and his affiliates may exercise their Rights by delivery of subscription documents and payment of the Subscription Price directly to Cygnet on or prior to the Effective Date.

     The Company suggests, for the protection of the Rights Offering Participants, that Rights be delivered to the Distribution Agent by overnight or express mail courier. If Rights are mailed, the Company suggests that Rights Offering Participants use registered mail. In any event, mail or delivery of Rights and payment for the Subscription Price must be made to the Distribution Agent as follows:

          BY MAIL:                        BY HAND:               BY OVERNIGHT/EXPRESS MAIL
                                                                          COURIER:
Norwest Bank Minnesota, N.A.    Norwest Bank Minnesota, N.A.    Norwest Bank Minnesota, N.A.
    Shareowner Services             Shareowner Services             Shareowner Services
 Reorganization Department       Reorganization Department       Reorganization Department
       P.O. Box 64858            161 North Concord Exchange      161 North Concord Exchange
  St. Paul, MN 55164-0858         South St. Paul, MN 55075        South St. Paul, MN 55075

     The Subscription Price must be paid in U.S. dollars by certified check or money order payable to "Norwest Bank Minnesota, National Association, as Escrow Agent for Cygnet Financial Corporation," and will be deposited into escrow. The Distribution Agent may also accept checks payable to "Norwest Bank Minnesota, National Association," "Cygnet Financial Corporation," or similar designations, although it will not be required to do so. No interest will be paid on Subscription Funds in the Escrow Account.

     The Escrow Agent will not deliver any funds to the Company until the Split-up has been successfully completed and the shares of Common Stock have been issued to the Rights Offering Participants. If for any reason the Rights Offering is not successfully completed or the Split-up has not been effected within 30 days following the Expiration Date, the Escrow Agent will return all funds held in escrow as promptly as practicable to the Rights Offering Participants, without interest.

     The Company will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with other procedural matters). The acceptance of subscription forms and the Subscription Price also will be determined by the Company. Alternative, conditional or contingent subscriptions will not be accepted. The Company reserves the absolute right to reject any subscriptions not properly submitted. In addition, the Company may reject any subscription if the acceptance of the subscription would be unlawful. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Distribution Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification. If an exercise is rejected, the related payment of the Subscription Price will be promptly returned by the Escrow Agent.

     Any questions or requests for assistance concerning the method of subscribing for shares of Common Stock or for additional copies of this Prospectus or Subscription Certificates or Notices of Guaranteed Delivery may be directed to the Information Agent at its telephone number and address listed below:

           Corporate Investor Communications, Inc.
           111 Commerce Road
           Carlstadt, New Jersey 07072-2586
           Telephone: (888) 673-4478

     Shareholders may also contact their brokers or nominees for information with respect to the Rights.

THE OVER-SUBSCRIPTION PRIVILEGE

     Each Rights Offering Participant who elects to exercise all of his or her Rights may also subscribe for additional shares of Common Stock out of the pool of shares underlying unexercised Rights on the Expiration Date, if any (the "Unexercised Pool"), up to the number of shares purchased upon exercise of such Participant's Rights (the "Over-Subscription Privilege"), subject to allocation as described below. Shares purchased through the Over-Subscription Privilege must be purchased at the Subscription Price. For example, if a Rights Offering Participant holds and validly exercises 1,000 Rights, such Participant also may subscribe for an additional 1,000 shares of Common Stock out of the Unexercised Pool at the Subscription Price of $7.00 per share. If there are more shares subscribed for pursuant to the Over-Subscription Privilege than are available in the Unexercised Pool, each holder who elects to exercise his Over-Subscription Election shall be authorized to purchase a pro rata portion of the Unexercised Pool determined by calculating the product of (a) a fraction, the numerator of which is equal to the number of shares of Common Stock as to which the Over-Subscription Privilege of a holder is exercised and the denominator of which is the total number of shares of Common Stock as to which the Over-Subscription Privilege is exercised by all holders, and (b) the number of shares available in the Unexercised Pool. The Escrow Agent will refund to holders of Rights, without interest, all amounts paid for shares of Common Stock subscribed for pursuant to the Over-Subscription Privilege and not issued or sold to such holders due to the allocation described above. Except as described in the next sentence below, the full amount of the Subscription Price for all exercised Rights and shares subscribed for pursuant to the Over-Subscription Privilege must be paid on or prior to the Expiration Date or a notice of guaranteed delivery must be received by the Distribution Agent by that date in order to validly exercise the Over-Subscription Privilege. Notwithstanding the above, because of his obligations as Standby Purchaser, Mr. Garcia and his affiliates may pay monies necessary to exercise the Over-Subscription Privilege with respect to their Rights at the same time that they pay monies to fulfill Mr. Garcia's Standby Purchase Obligation (described below). Such payments will be made directly to the Company.

THE STANDBY PURCHASE OBLIGATION

     Ernest C. Garcia, II, the Company's Chairman of the Board, Chief Executive Officer, and President, and the holder of approximately 25.2% of the outstanding shares of UDC Common Stock, will act as standby purchaser for the Rights Offering (the "Standby Purchaser"). The successful conclusion of the Rights Offering is contingent on the purchase of at least 75% of the Offered Shares (the "Required Purchase Amount"). Mr. Garcia has agreed to purchase his full 25.2% pro rata share of the Offered Shares pursuant to the Rights Offering. In addition, pursuant to that certain Rights Exercise and Standby Purchase Agreement to be entered into between the Company and Mr. Garcia (the "Standby Purchase Agreement"), through the Over-Subscription Privilege associated with his Rights or pursuant to his Standby Purchase Obligation, Mr. Garcia will purchase additional shares of Common Stock from the Unexercised Pool to the extent necessary to satisfy the Required Purchase Amount. If, following the Expiration Date, validly exercised Rights and the Over-Subscription Privilege do not result in proper and valid subscriptions for the Required Purchase Amount, then Mr. Garcia will be required to purchase additional shares of Common Stock pursuant to the Standby Purchase Obligation in an amount necessary to achieve the Required Purchase Amount. Mr. Garcia will pay any additional subscription funds required pursuant to the Standby Purchase Obligation directly to the Company on or prior to the Effective Date. In addition, Mr. Garcia's Standby Purchase Obligation may be satisfied by any company or entity wholly-owned by Mr. Garcia or any of his affiliates. As a result, Mr. Garcia

(or his affiliates) is expected to acquire at least 25.2% of Cygnet's Common Stock through the Rights Offering and may acquire a substantially greater percentage in certain circumstances as described herein. UDC intends to utilize a portion of the Cash Payment to repay in full its $10 million subordinated note to Verde Investments, Inc. ("Verde"), an affiliate of UDC, wholly-owned by Mr. Garcia (the "Verde Note"), subject to the receipt of certain required consents. Alternatively, Verde may deposit the Verde Note or any part thereof with the Company in payment of all or any portion of the Subscription Price for exercise of Rights acquired by Verde from Mr. Garcia or otherwise, the related Over-Subscription Privilege, and the Standby Purchase Obligation. In such case, the Company would transfer the Verde Note to UDC for cancellation in lieu of the payment of a portion of the Cash Payment.

FAILURE BY THE STANDBY PURCHASER TO MEET HIS OBLIGATIONS

     If the Standby Purchaser fails to meet his obligations under the Standby Purchase Agreement, the Rights Offering may be canceled. If the Rights Offering is canceled, the Escrow Agent will promptly return to all Rights Offering Participants who elected to exercise Rights, without interest, any payment received in respect of the Subscription Price and no shares of Common Stock will be distributed.

THE STANDBY WARRANTS

     In consideration for the obligations incurred by Mr. Garcia under the Standby Purchase Agreement, on the Effective Date, Cygnet will grant to Mr. Garcia warrants (the "Standby Warrants") entitling Mr. Garcia to purchase up to 500,000 additional shares of Common Stock at an exercise price equal to 120% of the Subscription Price, or $8.40 per share (the "Warrant Price"), at any time within five years following the Effective Date. Neither the Standby Warrants nor the underlying Common Stock into which they are exercisable are registered under the Securities Act and such securities may not be resold by Mr. Garcia unless such securities are registered or unless an exemption from registration is available. The Company will register at its expense the resale of the Common Stock issued upon exercise of the Standby Warrants at the request of Mr. Garcia at any time after one year following the Effective Date.

ADDITIONAL PURCHASE RIGHT AND D&O PURCHASE RIGHT

     In addition to the shares of Common Stock that Mr. Garcia will purchase through exercise of his Rights, the Over-Subscription Privilege associated with his Rights, and the Standby Purchase Obligation, on the Effective Date, Mr. Garcia and his affiliates will have the right at his election to purchase up to an additional 714,286 shares of Common Stock at the Subscription Price (the "Additional Purchase Right"). In addition, on the Effective Date, certain individuals who are or will become directors and officers of the Company on the Effective Date will have the right to purchase 214,286 additional shares of Common Stock for $7.00 per share (the "D&O Purchase Right").

THE LENDER WARRANTS

     Cygnet will be required to issue warrants to a third party lender (the "Lender Warrants") to purchase 115,000 shares of Common Stock at an exercise price of $8.40 per share, subject to a call feature by the Company if the closing price of the Common Stock equals or exceeds $13.44 per share for a period of 20 consecutive trading days, as incentive for a loan made to the Company by the third-party lender of $5 million in subordinated indebtedness for a three year term. The Lender Warrants will have a term of three years from their date of issuance. Neither the Lender Warrants nor the underlying Common Stock into which they are exercisable are registered under the Securities Act and such securities may not be resold unless they are registered or unless an exemption from registration is available. The Company has agreed to register at its expense the resale of the Common Stock underlying the Lender Warrants on demand of the holder thereof at any time after one year following the Effective Date.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PRINCIPAL AGREEMENTS RELATING TO THE RIGHTS OFFERING

     In order to effectuate the Split-up, it is contemplated that at least the following major agreements will be required. Each such agreement will be executed in substantially the form described below. The descriptions of such agreements contained herein are summaries only and are qualified in their entirety by reference to the agreements which will be filed as exhibits to the Registration Statement. Such agreements are expected to be substantially in the forms so filed but may be revised prior to or following the effectuation of the Split-up.

  CAPITALIZATION AGREEMENT.

     Prior to the Commencement Date, UDC and the Company will enter into the Capitalization Agreement. The Capitalization Agreement sets forth, among other things, and assuming the satisfaction or waiver of specified contingencies, (i) the obligation of the Company to issue the Rights, (ii) the obligation of the Company to issue the Common Stock on the Effective Date upon exercise of the Rights, the Over-Subscription Privilege, and the Standby Purchase Obligation,
(iii) the obligation of UDC and its subsidiaries to transfer the Transferred Assets to the Company on the Effective Date, (iv) the obligation of the Company to issue the Preferred Stock to UDC and to make the Cash Payment, (v) the obligation of the Company to issue other capital stock and warrants as described herein, (vi) the operational arrangements and agreements between UDC and the Company during a transition period, including arrangements for the sharing of certain assets, leases, licenses, and employees, (vii) agreements between UDC and the Company relating to employee matters, including the issuance or adjustment of stock options under employee benefit plans, (viii) tax sharing and indemnity matters, and (ix) certain agreements between UDC and the Company relating to the FMAC and Reliance transactions and any Interim Transactions.

  STANDBY PURCHASE AGREEMENT.

     The Standby Purchase Agreement will be entered into between the Company and Ernest C. Garcia, II prior to commencement of the Rights Offering. The Standby Purchase Agreement sets forth the obligation of Mr. Garcia or his affiliates to exercise their Rights and to purchase shares of Common Stock from the Unexercised Pool of Rights either through the Over-Subscription Privilege associated with their Rights or pursuant to the Standby Purchase Obligation. See "The Standby Purchase Obligation" above. The Standby Purchase Agreement will also require the issuance of the Standby Warrants to Mr. Garcia.

  ESCROW AGREEMENT.

     The Escrow Agreement will be entered into between the Company and Norwest Bank Minnesota, National Association, as Escrow Agent prior to the commencement of the Rights Offering and would govern the holding and distribution of the subscription monies received from holders (other than Mr. Garcia) who elect to exercise their Rights or the Over-Subscription Privilege.

TRANSFER OF ASSETS PURSUANT TO THE SPLIT-UP

     If the Split-up Proposal is approved by the UDC shareholders and certain other conditions are satisfied (see "Contingencies to the Split-up and the Closing Thereof"), on the Effective Date, UDC and its subsidiaries will transfer to the Company certain assets and liabilities (the "Transferred Assets.") The Transferred Assets will include (i) UDC's bulk purchase and servicing operations with respect to contracts originated by independent used car dealerships ("Third Party Dealers"); (ii) the assets of Cygnet Finance, Inc., a wholly-owned subsidiary of UDC through which UDC provides qualified Third Party Dealers with warehouse purchase facilities and operating credit lines primarily secured by the dealer's retail installment contract portfolios (the "Cygnet Dealer Program"); (iii) substantially all of UDC's rights and obligations pursuant to certain transactions with First Merchants Acceptance Corporation ("FMAC"), including the servicing platform and rights and certain other rights and residual interests, and the assumption by the Company of certain funding obligations and guarantees of UDC in connection with the FMAC transaction, certain of which are described under "Risk Factors -- Risks Relating to the Business -- Risks Related to the FMAC Transaction" and in "Management's Discussion and Analysis of Financial Condition and Results of

Operations -- Liquidity and Capital Resources -- Transactions Regarding First Merchants Acceptance Corporation"; and (iv) substantially all of the Company's rights and obligations pursuant to certain transactions with Reliance Acceptance Group, Inc. ("Reliance"), described generally above under "Risk Factors -- Risks Relating to the Business -- Risks Related to the Reliance Transaction" and in "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources -- Transactions Regarding Reliance Acceptance Group" including the servicing platform and certain servicing and transition servicing arrangements. The Transferred Assets will not include cash received by UDC prior to the Effective Date. The Transferred Assets had a net book value of approximately $54.7 million and a net appraised value of approximately $54.9 million as of June 30, 1998. However, it is expected that the book value of the Transferred Assets will increase prior to the transfer contemplated herein as additional contracts are acquired under warehouse purchase facilities or additional advances are made under operating credit lines through the Cygnet Dealer Program.

     The Company is currently evaluating a certain transaction for the acquisition or management of an operating insurance agency. For a description of certain additional transactions that recently have been or may be effected by the Company prior to the Split-up ("Interim Transactions"), see
"Business -- Recent Developments."

     UDC would retain its used car dealership operations, its securitization program, the servicing rights and its interests in the bankruptcy remote subsidiaries that own residual interests in all securitization transactions previously effected by UDC, and its rent-a-car franchise business which is generally inactive. UDC would continue to service, through its loan servicing and collection facilities located in Phoenix, Arizona, San Antonio, Texas, Dallas, Texas, and Tampa, Florida, the automobile receivables in its various securitized pools, receivables purchased through its Branch Office network that was closed in the first quarter of 1998 (whether securitized or retained), as well as the receivables serviced pursuant to the transactions effected in September 1997 with Kars-Yes Holdings, Inc. and related companies ("Kars"). In September 1997, UDC purchased substantially all of the dealership and loan servicing assets of Kars, including 12 dealerships. Although UDC did not acquire the contract portfolio of Kars, it did acquire the Kars' loan servicing assets and began servicing Kars' retained portfolio and portfolios previously securitized by Kars, which aggregated approximately $98.8 million at March 31, 1998. UDC would also retain certain rights and direct obligations relating to the FMAC and Reliance transactions.

CONSIDERATION FOR THE TRANSFERRED ASSETS

     As consideration for the Transferred Assets, on the Effective Date, the Company would issue to UDC 40,000 shares of Cumulative Convertible Preferred Stock, Series A, $.001 par value per share (the "Preferred Stock"), with an aggregate liquidation preference of $40 million and make a cash or equivalent payment (the "Cash Payment") equal to the difference between the greater of the appraised value or the book value of the Transferred Assets and the $40 million of Preferred Stock (except with respect to one intangible asset, with a current book value of approximately $575,000 as to which no value has been assigned by the parties). The Company may also be required to repay to UDC any Interim Company Loans, would pay the excess, if any, of the aggregate appraised value, as of the Effective Date, of the assets and rights and related liabilities acquired by the Company in such Interim Transactions ("Interim Assets") over the aggregate book value of such Interim Assets (the "Interim Consideration"), and would distribute to UDC any earnings accrued prior to the Effective Date. UDC may also require the release of any guarantee of Third Party Loans to the Company. Alternatively, UDC and the Company may agree as to other treatment of the Interim Transactions if UDC believes that such other treatment results in adequate consideration to UDC as the time of the Split-up with respect to the Interim Assets. The purpose for the payment by the Company to UDC of the Interim Consideration is to place both parties in substantially the same economic position each would be in if the Interim Transactions were effected by UDC rather than the Company and the resulting assets and liabilities were transferred to Cygnet.

     The Preferred Stock, in preference to the Common Stock, would be entitled to receive cumulative cash dividends, from the Effective Date through the first anniversary of such date, at the initial annual rate of 7% of the Base Liquidation Amount (defined below), and escalating 1% per annum on each anniversary thereafter to a maximum rate of 11% per annum on the aggregate Base Liquidation Amount, in each case payable quarterly in arrears on the first day of March, June, September, and December of each year, beginning December 1, 1998, when and as declared by the Board of Directors of the Company out of funds legally available for such payment. The Preferred Stock, in preference to the Common Stock, will be entitled to receive, in the event of dissolution or liquidation of the Company, $1,000 per share (the "Base Liquidation Amount") plus accrued and unpaid dividends thereon (the "Liquidation Preference Amount").

     The Preferred Stock will be redeemable at the Company's option in whole or in part at any time at a redemption price of $1,000 per share, plus dividends accrued and unpaid thereon to the redemption date; provided, however, that no such redemption will be authorized unless, in the judgment of the Company and UDC, the proceeds of such redemption would be treated for federal income tax purposes as proceeds from a sale of such stock and not as dividends paid with respect to such stock. The Preferred Stock will be convertible in whole or in part at any time after the third anniversary following issuance at the option of UDC into that number of shares of Common Stock determined by dividing the Liquidation Preference Amount of the shares of Preferred Stock to be converted by the lower of (a) the Subscription Price or (b) 80% of the average Market Price (defined below) for the 10 consecutive trading days ending two business days prior to the date notice of conversion is given, subject to adjustment upon certain extraordinary events. In addition, the Preferred Stock will be convertible during any period following the date that an amount equal to six quarterly dividend payments on the Preferred Stock has accrued and is unpaid, until the payment in full of all accrued dividends. For purposes of the conversion of the Preferred Stock, "Market Price" means (i) if the Common Stock is quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on a national securities exchange, the daily per share closing price of the Common Stock as quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on the principal stock exchange on which it is listed on the trading day in question, as the case may be, whichever is the higher, or (ii) if the Common Stock is traded in the over-the-counter market and not quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on any national securities exchange, the closing bid price of the Common Stock on the trading day in question, as reported by Nasdaq or an equivalent generally accepted reporting service. The Preferred Stock will not have any pre-emptive or other subscription rights.

     Except as described below, holders of the Preferred Stock will not be entitled to vote for the election of directors or for other matters on which holders of the Common Stock are entitled to vote. In the event that an amount equal to two quarterly dividend payments on the Preferred Stock shall have accrued and be unpaid, the holders of the Preferred Stock will have the right, voting separately as a class, to elect two members to the Board of Directors of Cygnet (in addition to the then authorized number of directors) at the next meeting of stockholders of Cygnet and thereafter until all accrued dividends on the Preferred Stock have been paid in full. The Preferred Stock shall also have voting rights on certain extraordinary matters as described herein. See "Description of Capital Stock -- Preferred Stock." In such case, each share of Preferred Stock shall have one vote per Base Liquidation Amount.

     If the Preferred Stock were converted to Common Stock at the subscription price of $7.00 per share, UDC would obtain 5,714,286 shares, or approximately 61.6% of the then outstanding shares of the Company, assuming the sale by the Company pursuant to the Rights Offering of 3,562,500 shares of Common Stock (the Required Purchase Amount) and that no additional shares of Common Stock are issued either on the Effective Date of the Split-up or thereafter. If the Preferred Stock were converted to Common Stock at the subscription price of $7.00 per share, and assuming the sale by the Company of 4,750,000 shares of Common Stock pursuant to the Rights Offering and the sale of 714,286 additional shares to Ernest C. Garcia, II and 214,286 shares available for purchase by officers and directors of the Company (other than Mr. Garcia) and that no additional shares of Common Stock are then outstanding, UDC would obtain approximately 50.2% of the then outstanding shares of UDC.

     The Preferred Stock and the Common Stock into which it is convertible are not registered under the Securities Act and may not be sold by UDC unless such securities are registered or unless an exemption from registration is available. The Company will register the resale of the Common Stock issued upon conversion of the Preferred Stock under the Securities Act, at its expense, upon request of the Company.

     For a description of certain risks relating to the Preferred Stock, see "Risk Factors -- Risks Relating to the Rights Offering -- Risks Relating to the Preferred Stock."

CONTINGENCIES TO THE SPLIT-UP AND THE CLOSING THEREOF

     The making of the Rights Offering and the closing of the Split-up are subject to certain contingencies in addition to approval of the Split-up Proposal by UDC's stockholders and the requisite investment being made in the Company either through the Rights Offering or otherwise, as described herein. Various consents, waivers, and approvals are required to be obtained by UDC or its subsidiaries prior to either the initiation of the Rights Offering or the effectuation of the Split-up. These include, without limitation, (i) the consent of certain parties that are required in order to allow a subsidiary of Cygnet to service the contracts currently being serviced pursuant to the FMAC and Reliance transactions, and (ii) the consent of General Electric Capital Corporation ("GE Capital") as the primary lender to UDC under UDC's revolving credit facility. In addition, the Company will be required to obtain certain regulatory approvals and licenses. The Effective Date of the Split-up is expected to occur shortly following the Expiration Date of the Rights Offering but may be delayed to a date not later than 30 days following the Expiration Date. UDC has prepared or is in the process of preparing such consents and has contacted or is contacting various third parties to obtain such consents. UDC and the Company will attempt to obtain all required consents before the Annual Meeting. However, there can be no assurance that all required consents will be obtained by such date or at all.

     More specifically, the issuance of the Rights following the requisite approval by UDC's stockholders of the Split-up Proposal is conditioned upon, among other things, (i) the execution and delivery of the Capitalization Agreement described above under "Principal Agreements Relating to the Rights Offering" and other required intercompany agreements; (ii) all required authorizations, consents, approvals, and clearances of all federal, state, local, and foreign governmental agencies and all other persons required therefor having been obtained and in effect, without any conditions being imposed that would have a material adverse effect; (iii) no preliminary or permanent injunction or other order or decree, ruling issued in a court of competent jurisdiction or by a governmental, regulatory, or administrative agency or commission, and no statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, being in effect preventing the Rights Offering; (iv) the satisfactory resolution of all legal and regulatory issues; and (v) the Rights being deliverable in accordance with the applicable law. Even if all of the above conditions are satisfied, the Rights Offering may be abandoned or postponed, or conditions thereto waived, at any time prior to the Commencement Date or thereafter for any reason in the sole discretion of UDC's Board of Directors.

     Similarly, the effectuation of the Split-up following the Rights Offering and the achievement of the requisite investment in the Company is conditioned upon, among other things, (i) certain transactions contemplated by the Capitalization Agreement having been consummated in all material respects; (ii) all required authorizations, consents, approvals, and clearances of all federal, state, local, and foreign governmental agencies and all other persons required to permit the valid consummation of the transactions contemplated by the Capitalization Agreement having been obtained, without any conditions being imposed that would have a material adverse effect; (iii) no preliminary or permanent injunction or other order, decree, or ruling issued by a court of competent jurisdiction or by a government, regulatory, or administrative agency or commission, and no statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, being in effect preventing the Split-up; (iv) the Common Stock being deliverable in accordance with applicable law; (v) the execution and delivery of the required intercompany agreements; and
(vi) both UDC and the Company having in place separate financing facilities and capital resources that will, in the judgment of the Board of Directors of each such entity, be sufficient to allow the continuing operations of each such entity without material disruption of business operations. These conditions may be waived by the Board of Directors of UDC and/or Cygnet at any time. Even if all the above conditions are satisfied, the Capitalization Agreement may be amended or terminated, and the closing of the Split-up may be abandoned, or conditions thereto may be waived, at any time prior to the Expiration Date or thereafter for any reason in the sole discretion of UDC's Board of Directors.

     UDC does not expect to effect the Split-up if the Rights Offering is not consummated.

OPINION OF APPRAISER

     In connection with the Split-up, the Board of Directors of UDC engaged Willamette Management Associates ("Willamette" or the "Appraiser") to estimate the fair market value of the Transferred Assets, the Preferred Stock, and the Rights and requested that Willamette render an appraisal (the "Appraisal") regarding the fair market value of each. Willamette delivered its oral opinion to the Boards of Directors of UDC and Cygnet on July 16, 1998, subsequently confirmed in writing on July 21, 1998, to the effect that, based upon and subject to the factors and assumptions set forth in such opinion, the fair market value of the Transferred Assets, as of June 30, 1998, is $54.9 million, the fair market value of the Preferred Stock on the date of its issuance will be $40 million, and the Rights will have no value as of the date of their distribution.

     Willamette believes the Appraisal was prepared in conformity with the Uniform Standards of Professional Appraisal Practice as promulgated by The Appraisal Foundation and endorsed by the American Society of Appraisers. No limitations were imposed by UDC or Cygnet with respect to the investigations made or the procedures followed by Willamette in rendering its Appraisal. Willamette's Appraisal indicates that it is provided for the use of UDC's and Cygnet's Board of Directors in their determination of the consideration to be paid by the Company for the Transferred Assets and for assessing the likely consequences of the sale of the Transferred Assets for federal income tax purposes, Willamette's Appraisal and presentation to the Boards of Directors of UDC and Cygnet were among the many factors taken into consideration by the Boards in making their determination to approve, and of the UDC Board to recommend that UDC's stockholders approve, the Split-up. Willamette has consented to inclusion of this summary in this Prospectus.

     In making its Appraisal, Willamette reviewed certain information, including drafts of this Prospectus and the Notice and Proxy Statement of UDC relating to the Split-up, financial analyses of certain bulk portfolios of FMAC and Reliance, and internal financial analyses and forecasts of UDC and the Company prepared by the management. Willamette also had discussions with members of the senior managements of the Company and UDC to discuss the Split-up and has considered other matters deemed relevant to its inquiry. In performing its analysis, Willamette made numerous assumptions with respect to industry performance, general business and economic conditions, and the performance of the Transferred Assets, such as the rate of industry growth, inflation, interest rates, charge-off rates, and recovery rates, many of which are beyond the control of UDC and the Company. The analyses performed by Willamette are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than those suggested by such analyses.

     In connection with its analysis, Willamette assumed and relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for independent verification of such information. With respect to portfolio forecasts, Willamette assumed that the forecasts and assumptions provided to Willamette had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of UDC and the Company, as the case may be, as to the future financial performance of the respective portfolios, and that they provided a reasonable basis upon which Willamette could form an opinion. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections. Willamette also assumed that there had been no material changes to the Transferred Assets since the respective dates of the last financial statement made available to Willamette and that no material adverse change will subsequently occur to the Transferred Assets. In addition, Willamette also assumed that the Split-up would be consummated in accordance with the terms set forth in this Prospectus. Willamette did not assume responsibility for making a physical inspection of the Transferred Assets. Willamette will update its appraisal of the Transferred Assets as of the Effective Date.

     Transferred Assets. In the context of the appraisal of the Transferred Assets, Willamette employed various valuation methodologies. For example, Willamette used a discounted cash flow analysis with respect to the market value of certain loan servicing contracts which contain back-end collection incentives using a discounted cash flow analysis. This analysis involved (i) the projection of future cash flows generated by the underlying portfolios of sub-prime automobile finance receivables, (ii) the required distribution of projected portfolio collections to creditors of the contract owners, (iii) the payment of certain servicing, auditing, and insurance fees, and (iv) an allocation of any residual cash flows based on the terms and conditions of the governing servicing agreement. Where possible, Willamette based its discounted cash flow assumptions on the historical financial activity of the loan portfolios underlying the loan servicing contracts.

     With respect to loans securitized by FMAC, Willamette calculated the range of net residual cash flows, based on varying assumptions, including projected charge-offs, recoveries, prepayments, loan servicing and collection costs, and distributions, if any, of net cash flows to the creditors of FMAC (including with respect to a credit facility to be transferred to the Company at the Effective Date, which at June 30, 1998 had a balance of $9.8 million), to be $12.9 to $34.4 million, with a most likely result of $17.2 million. Willamette concluded that the net present value of the residual cash flows of the FMAC portfolio allocable to the Company is $77,133 in excess of the book value.

     With respect to contracts owned by FMAC, sold to a third party and in which the Company maintains a residual interest, Willamette calculated the range of net residual cash flows, based on varying assumptions, including projected charge-offs, recoveries, prepayments, loan servicing and collection costs, and distributions, if any, of net cash flows to the current owner, to be $5.5 to $13.2 million, with a most likely result of $9.5 million. Willamette concluded that the net present value of the residual cash flows allocable to the Company, is $2,003 in excess of the book value of the Company's residual interest.

     With respect to the Reliance loan portfolio, Willamette calculated the range of net residual cash flows, based on varying assumptions including projected charge-offs, recoveries, prepayments, loan servicing and collection costs, and distributions, if any, of net cash flows to creditors of Reliance, to be negative $12.5 to positive $15.9 million, with a most likely result of $683,756. Willamette concluded that the net present value of the residual cash flows of the Reliance portfolio allocable to the Company, less the value of the warrants issued in connection with the Reliance transaction, is $143,713 in excess of the book value.

     With respect to assets of a short-term nature that have a book value on the June 30, 1998 financial statements of the Company that represent a net cash realizable value, Willamette relied on the opinion of management of UDC and the Company that the companies have adequately provided for net credit losses on such assets. Willamette estimated that the book value of such assets is reasonably representative of fair market value.

     The following table summarizes the book value and the appraised value of the Transferred Assets as of June 30, 1998 (in thousands):

                                                        BOOK      APPRAISED
                                                        VALUE       VALUE      DIFFERENCE
                                                        -----     ---------    ----------
Assets:
Cash and Cash Equivalents............................  $   232     $   232        $ --
Finance Receivables..................................   26,333      26,333          --
Notes Receivables....................................   23,027      23,027          --
Property and Equipment...............................    2,335       2,335
Goodwill.............................................    1,138       1,138          --
Other Assets.........................................    4,338       4,560         222(1)

Assumed Liabilities:
Accrued Expenses and Other Liabilities...............    2,464       2,464          --
Note Payable.........................................      298         298          --
                                                       -------     -------        ----
          Transferred Assets.........................  $54,641     $54,863        $222(1)
                                                       =======     =======        ====

---------------
(1) The difference between the appraised value and the book value of Other Assets is due to an appraised value of $222,000 for incentive fees under loan servicing agreements which have a book value of $0.

     Preferred Stock. In the context of the appraisal of the Preferred Stock, Willamette employed a dividend capitalization method, concluding that the most important factor in the value of a preferred stock is the stock's dividend rate. Willamette estimated the fair market value of the Preferred Stock by comparing certain pro forma financial and market information for the Company with the corresponding publicly available data and statistics of 77 publicly traded convertible preferred stocks, such as dividend and interest coverage ratios, liquidation coverage ratio, interest expense coverage ratio, fixed charged ratio, earnings before interest, taxes and return on total capital. Based on this comparison, Willamette selected an appropriate preferred dividend capitalization yield to apply to the indicated annual dividend of the Preferred Stock.

     Willamette reviewed a number of preferred stock issues rated by the Value Line Convertible Survey and S&P Stock Guide in analyzing the Preferred Stock. The selected preferred stock issues reviewed by Willamette had median before-tax yields to investors of 3.61% (rated C and D by Value Line), 6.19% (rated E), 7.18% (rated F), 6.91 (rated G), and 7.90% (rated H and I), with an overall median yield of 6.69%. The selected preferred stock issues had median dividend and interest coverage ratios of 3.97% (rated C and D), 3.41% (rated E), 2.12% (rated F), 2.52 (rated G), and 2.44% (rated H and I), with an overall median ratio of 2.79%. In addition, the selected preferred stock issues had median liquidation interest coverage ratios of 7.84% (rated C and D), 3.04% (rated E), 3.18% (rated F), 3.07 (rated G), and 1.37% (rated H and I), with an overall median ratio of 4.25%. Willamette noted that, although the Preferred Stock to be issued by the Company is not expected to be rated by any of the recognized U.S. rating agencies, the characteristics of the Company and the Preferred Stock were most similar to the preferred stock issues rated F and G.

     Based on its analysis, Willamette estimated that an appropriate dividend capitalization yield for the Preferred Stock is 7.0% and determined that the fair market value of the Preferred Stock should equal $40 million on the Effective Date based upon such analysis.

     Rights. With respect to the valuation of the Rights, Willamette concluded that although analysts commonly rely on a variety of option pricing models to determine the value of rights and other instruments to purchase common stock, such option pricing models were inappropriate in connection with the Rights. For example, a standard option provides the option holder with the ability to observe the current trading price of the underlying common stock before deciding to exercise the option. If the exercise price of the option is greater than the current trading price of the underlying common stock, the option is generally regarded as "out-of-the-money" and the option holder will not exercise the option. If, however, the current trading price of the underlying common stock is greater than the exercise price of the option, the option is regarded as being "in-the-money" and the option holder will exercise such option. In contrast, holders of Rights will be unable to observe the underlying Common Stock price before deciding whether to exercise Rights.

     Willamette, therefore, determined that the Rights would be valuable only to the extent that a Rights holder was able to acquire the underlying Common Stock at a price below its market value. Taking into consideration the value of the Transferred Assets, the purchase price payable therefor by the Company, and taking into consideration the proceeds from the sale of the projected shares of Common Stock, Willamette concluded that the Rights will merely provide the Rights holders with the ability to acquire the Common Stock at its fair market value. As a consequence, Willamette found the Rights to have no intrinsic value.

     While the foregoing summary describes all analysis and examinations that Willamette deems material to its Appraisal, it is not a comprehensive description of all analyses and examinations actually conducted by Willamette. The preparation of an appraisal necessarily is not susceptible to partial analysis or summary description. Willamette believes that such analyses and the summary set forth above must be considered as a whole and that selecting portions of such analyses and of the factors considered without considering all such analyses and factors would create an incomplete view of the process underlying the analyses set forth in its presentation to the Boards of Directors of UDC and Cygnet.

     Willamette is a nationally recognized independent business valuation and financial advisory firm regularly engaged in the valuation of publicly traded and closely held investment securities in connection with mergers and acquisitions, divestitures, employee stock ownership plans, public offerings, gift and estate taxes, corporate and partnership recapitalizations, private placements, and similar transactions. Willamette was selected by UDC to perform the Appraisal because of its prior experience, reputation, and expertise in valuation and corporate finance. Willamette has not provided any appraisal or other services to UDC or the Company within the past two years, but could provide such services to UDC, the Company, or affiliates in the future.

     In connection with Willamette's engagement, UDC will pay Willamette a fee of $75,000. In addition, UDC has agreed to reimburse Willamette for all reasonable out-of-pocket expenses incurred in connection with the services provided by Willamette, and to indemnify and hold harmless Willamette to the full extent lawful from and against certain liabilities, which may be construed to include certain liabilities under the federal securities laws, in connections with its engagement. Willamette is independent of the parties to the Split-up, and its fee is not contingent in any way upon the completion or ultimate outcome of the Split-up.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material federal income tax consequences, based upon current law, which is subject to prospective or retroactive change at any time, of the distribution and ownership of Rights, the exercise of Rights, the acquisition of Common Stock incident to the exercise of Rights, and the transfer and lapse of Rights without exercise or transfer. These tax consequences may vary depending upon a Rights Offering Participant's particular situation. Certain Rights Offering Participants (including the Standby Purchaser, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY. ACCORDINGLY, EACH RIGHTS OFFERING PARTICIPANT SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THESE TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF ALL FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

     The Company has been advised by Snell & Wilmer L.L.P. ("Tax Counsel") that under current interpretations of case law, the Code, and applicable regulations, all of which are subject to prospective or retroactive change at any time, it is the opinion of Tax Counsel that the federal income tax consequences to holders of UDC Common Stock with respect to the Rights will be as set forth below. No rulings will be sought from the Internal Revenue Service with respect to the treatment of the Rights. The opinion of Tax Counsel represents its best legal judgment and has no binding effect or official status of any kind. The opinion of Tax Counsel assumes that the Rights Offering will be effected in accordance with the description thereof in this Prospectus and the applicable provisions of the Capitalization Agreement. No assurance can be given that contrary positions may not be taken by the Internal Revenue Service or by any court of law. Because of the predominantly factual nature of the fair market value of the Rights, Tax Counsel expresses no opinion with respect to the fair market value of the Rights for purposes of the discussion below or elsewhere in this document.

     Distribution of Rights to Holders of UDC Common Stock. The transfer from Cygnet to the holders of UDC Common Stock of the Rights, representing the right to acquire shares of Common Stock, will be treated, for federal income tax purposes, as (1) a distribution of the Rights by Cygnet to UDC, followed by (2) a distribution of the Rights from UDC to the holders of UDC Common Stock. Holders of UDC Common Stock will recognize dividend income (taxable as ordinary income) on the date of the distribution in an amount equal to the fair market value, if any, of the Rights as of the date of distribution, but only to the extent that the amount of the distribution is properly sourced in UDC's current or accumulated earnings and profits (as determined for federal income tax purposes) in its taxable year of the distribution. That portion, if any, by which the fair market value of the Rights exceeded UDC's current or accumulated earnings and profits would be treated as a return of capital to the extent of the holder's tax basis in his UDC Common Stock and, then, as gain from the sale of such stock to the extent of any remaining excess.

     Corporate holders of UDC Common Stock (other than S corporations) receiving Rights and recognizing dividend income would be entitled to the dividends-received deduction for corporations (generally 70%, but 80% under certain circumstances) with respect to such dividends, to the extent applicable, taking into consideration all limitations on the claiming of the dividends-received deduction. With respect to specific limitations on claiming the dividends-received deduction, corporate holders of UDC Common Stock should consider the effect of Code Section 246(c) which disallows the dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such stock becomes ex-dividend with respect to such dividend. Additionally, corporate holders of UDC Common Stock that have incurred indebtedness directly attributable to an investment in UDC Common Stock should consider the effect of Code Section 246A which reduces the dividends-received deduction by a percentage generally computed based on the amount of such indebtedness and the holder's total adjusted tax basis in the shares.

     The Appraiser has determined, pursuant to its opinion dated July 21, 1998, that the value of the Rights as of the date of the distribution of the Rights should be zero. However, the opinion of the Appraiser is not binding on the Internal Revenue Service. For example, the Internal Revenue Service may assert that the price at which the Rights trade during the 20-day trading period of the Rights is indicative of the fair market value of the Rights on the date of their distribution. Accordingly, there can be no assurance as to the exact amount of dividend income, if any, a holder of UDC Common Stock will recognize upon the receipt of the Rights. If the Rights are trading for value on the date of their distribution, UDC may, in its discretion, report to holders of UDC Common Stock the receipt of dividend income in an amount equal to the average of the high and low trading prices of the Rights on such date.

     Ownership of Rights. Each Rights Offering Participant who receives Rights will have a tax basis in the Rights equal to the fair market value thereof. Further, each Rights Offering Participant who receives Rights will have a holding period for his Rights that begins on the date of receipt of the Rights.

     Exercise of Rights. Rights Offering Participants, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of Rights. A Rights Offering Participant who receives shares of Common Stock upon exercise of the Rights will acquire a tax basis in such shares equal to the sum of the Subscription Price paid under the Rights Offering and the tax basis (if any) of the Rights Offering Participant in the Rights.

     Transfer of Rights. The transferable nature of the Rights will permit a Rights Offering Participant to sell Rights prior to exercise. Pursuant to Code
Section 1234, a Rights Offering Participant who sells Rights prior to exercise will be entitled to treat the difference between the amount received for the Rights and the adjusted tax basis (if any) of the Rights Offering Participant in the Rights as a short-term capital gain or capital loss, provided that the shares of Common Stock subject to the Rights would have been a capital asset in the hands of the Participant had it been acquired by such holder. The gain or loss so recognized will be short-term since the Rights will have been held for less than twelve months.

     Non-Exercise of Rights. The federal income tax treatment applicable to Rights Offering Participants who fail to exercise or transfer their Rights prior to the Expiration Date also is set forth in Code Section 1234. Rights Offering Participants who allow their Rights to lapse will be deemed under the Code to have sold their Rights on the date on which the Rights expire. Since no consideration will be received by Rights Offering Participants upon such lapse and since the Rights will have been held for less than twelve months, a short-term capital loss equal to the tax basis (if any) in the Rights will be sustained by the holder on such lapse, provided that the shares of Common Stock subject to the Rights would have been a capital asset in the hands of the Participant had it been acquired by such holder.

     Short-term capital losses incurred by non-corporate taxpayers may be used to offset short-term or long-term capital gains realized, plus up to $3,000 ($1,500 in the case of a married individual filing a separate return). Non-corporate taxpayers may carry forward indefinitely, but may not carry back, unused net capital losses. When carried forward by non-corporate taxpayers, short-term capital losses retain their short-term character and are treated as sustained in the taxable year to which they are carried forward. Short-term capital losses incurred by corporations may be used only to offset short-term or long-term capital gains. Unused capital losses, however, generally may be carried back by corporate taxpayers to the three taxable years preceding the loss year and carried forward to the five succeeding taxable years. When carried back or carried forward, short-term capital losses retain their character as short-term and are treated as sustained in the taxable year to which they are carried. Accordingly, certain Rights Offering Participants who allow their Rights to lapse may recognize ordinary income upon receipt of the Rights and a potentially deferred or nondeductible capital loss upon the lapse of such Rights. FOR THIS REASON, IN MOST INSTANCES, IT WILL BE IN A RIGHTS OFFERING PARTICIPANT'S INTEREST TO EITHER EXERCISE OR SELL RIGHTS RATHER THAN TO ALLOW RIGHTS TO LAPSE.

                                USE OF PROCEEDS

     The minimum net proceeds to the Company, assuming the sale of 75% of the Offered Shares, the minimum necessary to satisfy the Required Purchase Amount and complete the Rights Offering, are estimated to be approximately $23,662,500, after deducting estimated offering expenses allocable to and payable by the Company. If all of the Offered Shares (including shares available pursuant to the Additional Purchase Right and D&O Purchase Right) are purchased pursuant to the Rights Offering, the net proceeds to the Company, after deducting estimated offering expenses allocable to and payable by the Company, are estimated to be approximately $38,475,000.

     The Company intends to use a portion of the net proceeds of this Rights Offering to make the Cash Payment to UDC as partial consideration for the transfer of the Transferred Assets from UDC to the Company. The Cash Payment will be equal to the difference between the greater of the appraised value or the book value (in each case net of assumed liabilities) of the Transferred Assets and the $40 million of Preferred Stock. The Company does not believe that the appraised value of the Transferred Assets will materially differ from their book value and currently estimates that the Cash Payment will range from $10 million to $20 million. In lieu of cash, the Company may satisfy a portion of the Cash Payment by delivering for cancellation an existing $10 million subordinated note currently owed by UDC to Verde Investments, Inc. ("Verde"), an affiliate of UDC wholly-owned by Mr. Garcia (the "Verde Note"), subject to the receipt of certain required consents, but only if Verde elects to deposit the Verde Note or any part thereof with the Company in payment of all or any portion of the Subscription Price for exercise of Rights acquired by Verde from Mr. Garcia or otherwise. The remainder of the net proceeds, which the Company estimates will range (i) from $2.3 million to $12.3 million assuming the sale of 75% of the Offered Shares pursuant to the Rights Offering after deducting offering expenses allocable to and payable by the Company, or (ii) from $27.2 million to $17.2 million assuming the sale of all of the Offered Shares (including shares available pursuant to the Additional Purchase Right and D & O Purchase Right) pursuant to the Rights Offering after deducting offering expenses allocable to and payable by the Company, will be used for capital expenditures of approximately $1.0 million for computer and telecommunication equipment and the balance for working capital.

                                DIVIDEND POLICY

     The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Instead, the Company intends to retain any future earnings to finance the operation and expansion of the Company's business. In addition, the Company has secured a loan with a third party lender of $5 million of subordinated debt, the terms of which require the Company to maintain a debt to tangible equity ratio not greater than 3 to 1, calculated as of the end of each quarterly period in each fiscal year. Accordingly, under the terms of the subordinated debt, if a proposed payment of dividends would cause the Company to exceed this ratio, the Company would be unable to pay such dividends even if it were otherwise in a position to do so. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Pursuant to the terms of the Preferred Stock, the Company will be required to pay cumulative cash dividends to UDC, from the Effective Date through the first anniversary of such date, at the initial annual rate of 7% of the Base Liquidation Amount (defined below), and escalating 1% per annum on each anniversary thereafter to a maximum rate of 11% per annum on the aggregate Base Liquidation Amount, in each case payable quarterly in arrears on the first day of March, June, September, and December of each year, beginning December 1, 1998, when and as declared by the Board of Directors of Cygnet out of funds legally available for such payment. The Company intends to pay dividends on the Preferred Stock on a timely basis.

                                 CAPITALIZATION

     The table sets forth below (i) the combined capitalization of the Company as of June 30, 1998; (ii) the pro forma capitalization of the Company to give effect to the sale of 4,750,000 shares of Common Stock offered hereby at the Subscription Price of $7.00 per share, after deducting estimated offering expenses allocable to and payable by the Company and payment in full of the Advance from Affiliate; and (iii) the pro forma as adjusted capitalization of the Company to give effect to the sale of 4,750,000 shares of Common Stock offered hereby and the sale of 214,286 shares of Common Stock pursuant to the D&O Purchase Right and 714,286 shares of Common Stock pursuant to the Additional Purchase Right, in each case at the Subscription Price of $7.00 per share, after deducting estimated offering expenses allocable to and payable by the Company and payment in full of the Advance from Affiliate.

                                                                 AS OF JUNE 30, 1998
                                                      -----------------------------------------
                                                        ACTUAL        PRO FORMA     AS ADJUSTED
                                                      -----------    -----------    -----------
Debt................................................  $   298,000    $   298,000    $   298,000
Advances from Affiliate.............................   15,818,000             --             --
Stockholders' equity
  Preferred Stock, $.001 par value, 500,000 shares
     authorized; none issued; 40,000 shares issued,
     pro forma; 40,000 shares issued pro forma, as
     adjusted.......................................           --     40,000,000     40,000,000
  Common Stock, $.001 par value, 14,000,000 shares
     authorized; 1 issued; 4,750,000 shares issued
     pro forma; 5,679,000 shares issue pro forma, as
     adjusted.......................................           --          4,750          5,679
  Additional paid-in capital........................   40,000,000     31,970,250     38,469,325
  Retained earnings.................................           --             --             --
                                                      -----------    -----------    -----------
          Total stockholders' equity................   40,000,000     71,975,000     78,475,004
                                                      -----------    -----------    -----------
          Total capitalization......................  $56,116,000    $72,273,000    $78,773,004
                                                      ===========    ===========    ===========

---------------

 Excludes (i) approximately 284,000 shares of Common Stock issuable upon exercise of stock options to be granted on the Effective Date, (ii) 115,000 shares of Common Stock issuable upon exercise of warrants anticipated to be issued to the Company's subordinated debt lender, (iii) 500,000 shares of Common Stock issuable upon exercise of the Standby Warrants, (iv) 41,429 shares of Common Stock issuable upon the issuance of restricted stock grants to be granted on the Effective Date, and (v) 28,571 shares of Common Stock issuable upon exercise of stock options to be granted on the Effective Date.

                        SELECTED COMBINED FINANCIAL DATA

     The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of the year ended December 31, 1997, are derived from the combined financial statements of Cygnet Financial Corporation, which combined financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The combined financial statements as of December 31, 1997 and for the year then ended, and the report thereon, are included elsewhere in this prospectus. The selected data presented below for the six-month periods ended June 30, 1998 and 1997, and as of June 30, 1998, are derived from the unaudited condensed combined financial statements of Cygnet Financial Corporation included elsewhere in this prospectus. The results of operations of any interim period are not necessarily indicative of results to be expected for a full fiscal year. For additional information, see the combined financial statements and notes thereto of the Company included elsewhere in this prospectus. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                           SIX MONTHS ENDED        YEAR ENDED
                                                               JUNE 30,         DECEMBER 31, 1997
                                                           -----------------    -----------------
                                                            1998       1997
                                                           -------    ------
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total Revenues.........................................  $12,550    $  137         $15,959
     Interest Income.....................................    6,382       137           7,472
     Servicing Fees......................................    4,937        --              --
     Net Gain on Sale of Repossessed Collateral..........    1,108        --              --
     Gain on Sale of Notes Receivable....................       --        --           8,132
     Other Income........................................      123        --             355
  Operating Expenses:
     Provision for Credit Losses.........................      965        --             691
     Selling and Marketing Expense.......................       36         9              18
     General and Administrative..........................    9,001     1,008           3,766
     Depreciation and Amortization.......................      230        62             153
                                                           -------    ------         -------
  Total Operating Expenses...............................   10,232     1,079           4,628
                                                           -------    ------         -------
  Earnings (Loss) Before Interest Expense................    2,318      (942)         11,331
  Interest Expense.......................................    1,714        37           2,067
                                                           -------    ------         -------
  Earnings (Loss) before Income Taxes....................      604      (979)          9,264
  Income Taxes (Benefit).................................      244      (394)          3,728
                                                           -------    ------         -------
  Net Earnings (Loss)....................................  $   360    $ (585)        $ 5,536
                                                           =======    ======         =======
  Proforma Basic/Diluted Earnings (Loss) per Share(2)....  $ (0.18)   $(0.35)        $  0.48
                                                           =======    ======         =======
  Shares used in Computation(2)..........................    5,679     5,679           5,683
                                                           =======    ======         =======

                                                   SIX MONTHS ENDED
                                                     JUNE 30, 1998                     YEAR ENDED
                                       -----------------------------------------    DECEMBER 31, 1997
                                                                    PRO FORMA       -----------------
                                       ACTUAL     PRO FORMA(1)    AS ADJUSTED(1)         ACTUAL
                                       -------    ------------    --------------    -----------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and Cash Equivalents..........  $   232      $16,167          $22,667             $ 1,225
  Finance Receivables, Net...........   26,333       26,333           26,333              19,274
  Notes Receivable, Net..............   23,027       23,027           23,027              21,861
  Total Assets.......................   58,580       74,515           81,015              50,034
  Advances from Affiliate............   15,818           --               --               9,106
  Total Note Payable.................      298          298              298                 380
  Total Stockholder's Equity.........   40,000       71,753           78,253              40,000


---------------

(1) The table sets forth above (i) the combined capitalization of the Company as of June 30, 1998; (ii) the pro forma capitalization of the Company to give effect to the sale of 4,750,000 shares of Common Stock offered hereby at the Subscription Price of $7.00 per share, after deducting estimated offering expenses allocable to and payable by the Company, a purchase price for the Transferred Assets equivalent to UDC's June 30, 1998 net book value, and payment in full of the Advances from Affiliate, which totaled $15,818,000 at June 30, 1998; and (iii) the pro forma as adjusted capitalization of the Company to give effect to the sale of 4,750,000 shares of Common Stock offered hereby and the sale of 214,286 shares of Common Stock pursuant to the D&O Purchase Right and 714,286 shares of Common Stock pursuant to the Additional Purchase Right, assuming these rights are exercised in full, in each case at the Subscription Price of $7.00 per share, after deducting estimated offering expenses allocable to and payable by the Company, a purchase price for the Transferred Assets equivalent to UDC's June 30, 1998 net book value, and payment in full of the Advances from Affiliate, which totaled $15,818,000 at June 30, 1998. The Advances from Affiliate represents the $14.9 million Cash Payment plus other working capital advances from UDC.


(2) For purposes of computing the proforma earnings per share for the periods presented, the Company has assumed the maximum potential issuance of shares of Common Stock totaling 5,678,572 shares pursuant to the planned Rights Offering, the D&O Purchase Right and the Additional Purchase Right and for dilutive stock options that will be granted on the effective date. See note 14 to the Company's audited financial statements included herein.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     General. Cygnet Financial Corporation (the Company), a wholly-owned subsidiary of Ugly Duckling Corporation (Ugly Duckling), was formed on June 1, 1998 for the purpose of consummating a transaction whereby Ugly Duckling would split-up its operations into two publicly-held companies (the split-up). The Company will purchase from Ugly Duckling, substantially all of Ugly Duckling's non-dealership operations including, the bulk purchasing and certain servicing operations (excluding the branch office network), it's third party dealer financing operations, and substantially all other non-dealership assets and contract rights including those acquired in the First Merchants Acceptance Corporation Transaction and assume the liabilities related thereto (collectively referred to as the acquired assets). In exchange for the acquired assets, the Company will issue $40.0 million of its cumulative, convertible preferred stock and a cash payment equivalent to the greater of the appraised value or the book value of the acquired assets (in each case net of assumed liabilities), which the Company does not expect to materially differ. These combined financial statements reflect the results of operations, financial position, changes in stockholder's equity and cash flows of the Company, as if the Company were a separate entity operating the acquired assets for all periods presented. The combined financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations of the Company.

     The Company provides qualified independent used car dealers with warehouse purchase facilities and operating credit lines pursuant to its Cygnet Dealer Program. In addition, the Company purchases loan portfolios in bulk and services loan portfolios on behalf of third parties. The Company targets its products and services primarily to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to Sub-Prime Borrowers.

     Bulk Purchasing and Loan Servicing. The Company believes bulk purchase and large servicing transactions are efficient methods of purchasing or obtaining servicing rights to sub-prime automobile finance receivables. In this regard, the Company has effected certain transactions with FMAC, pursuant to which the Company has acquired significant servicing and other rights from FMAC, and Reliance, pursuant to which the Company has entered into a servicing agreement with Reliance through its bankruptcy case that, pursuant to bankruptcy court approval, entitles the Company to service Reliance's finance receivable portfolio. See "-- Transactions Regarding First Merchants Acceptance Corporation" and "-- Transactions Regarding Reliance Acceptance Group."

     Cygnet Dealer Program. Through the Cygnet Dealer Program, the Company either purchases finance receivables under its Dealer Collection Program or provides traditional revolving lines of credit under its Asset-Based Loan Program. Under the Dealer Collection Program, the Company generally purchases finance receivables on a full recourse basis from Third Party Dealers for 60% to 75% of the principal amount of the respective contract. The Company's Asset Based Loan Program is similar to traditional asset-based lending relationships. The Company generally advances 65% of the principal amount of the contract. Under both programs, the Third Party Dealer retains responsibility for servicing the contracts. The Third Party Dealer is generally entitled to a fee of 20% to 25% of gross collections for servicing the contracts purchased under the Dealer Collection Program; however, the Company does not pay a servicing fee to Third Party Dealers for servicing contracts under the Asset Based Loan Program.

     Acquisition. In August 1997, the Company acquired substantially all of the assets of American National Acceptance Corporation ("ANAC") in exchange for approximately $9.1 million in cash. The acquisition was recorded in accordance with the "purchase method" of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was approximately $1.2 million and has been recorded as goodwill, which is being amortized over a period of 15 years. The results of operations of ANAC have been included in the Company's combined statement of operations from the acquisition date.

     The following discussion and analysis provides information regarding the Company's combined financial position as of December 31, 1997 and June 30, 1998, and its results of operations for the year ended December 31, 1997, and the six month periods ended June 30, 1998 and 1997.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Interest Income. Interest income consists of income recognized from the Cygnet Dealer Program and interest income recognized from advances related to the FMAC transaction.

          Cygnet Dealer Program. Interest income from this category increased by $5.2 million in the six month period ended June 30, 1998, from $137,000 in the six month period ended June 30, 1997. This increase is due to the increase in finance receivables and advances under the Dealer Collection and Asset Based Loan Programs, respectively, from the comparable period in 1997.

          FMAC Transaction. Interest income for this category totaled $1.2 million in the six month period ended June 30, 1998 related to advances to FMAC pursuant to various lending facilities. No such income was recognized during the comparable period in 1997, as the Company did not begin conducting business with FMAC until the third fiscal quarter of 1997.

     Servicing Fees. The Company, which began it's third party loan servicing operations in April 1998, generates servicing fees from the servicing of loan portfolios. The fee is generally a percentage of the portfolio balance with a minimum fee per loan serviced. Servicing fee revenue totaled $4.9 million in the six month period ended June 30, 1998 compared to $0 in the comparable period in 1997.

     Net Gain on Sale of Repossessed Collateral. In April 1998, the Company purchased a pool of charged off loans from a third party. Future cash collections are expected to come primarily from the repossession and sale of the underlying collateral of the loans, and the amount and timing of such collections cannot be reasonably estimated. Therefore, the Company is recognizing revenue on the sale of the collateral using the cost-recovery method. During the six month period ended June 30, 1998, the Company realized a net gain on sale of repossessed collateral totaling $1.1 million compared to $0 in the comparable period in 1997.

     Other Income. Other income generally represent revenues from services such as periodic audits of borrowers and collateral monitoring and maintenance fees, and loan commitment and processing fees. Other income increased from $0 in the six month period ended June 30, 1997 to $123,000 in the six month period ended June 30, 1998. This increase was due to the increase in finance receivables and advances under the Dealer Collection and Asset Based Loan Programs, respectively, from the comparable period in 1997.

     Operating Expenses. Operating expenses consist of the provision for credit losses, selling and marketing expenses, general and administrative expenses, and depreciation and amortization.

          Provision for Credit Losses. The provision for credit losses increased from $0 in the six month period ended June 30, 1997 to $965,000 in the six month period ended June 30, 1998. This increase was due to the increase in finance receivables and advances under the DCP and ABL programs, respectively, from the comparable period in 1997.

          General and Administrative Expenses. General and administrative expenses increased by 793.0% during the six month period ended June 30, 1998 to $9.0 million from $1.0 million in the comparable period in 1997. This increase was primarily due to overhead required to manage expansion of the Cygnet Dealer Program, expansion of the Company's senior management team, and costs of operating the bulk purchasing and loan servicing businesses. In addition, during the six month period ended June 30, 1998, pursuant to the Cygnet Dealer Program, the Company paid participating Third Party Dealers loan servicing fees totaling $2.1 million.

          Depreciation and Amortization. Depreciation and amortization expense increased by 271.0% in the six month period ended June 30, 1998 to $230,000 from $62,000 for the comparable period in the prior year, due primarily to depreciation of the Company's servicing platform and an increase in amortization of goodwill related to the Company's acquisition of ANAC in August 1997.

          Interest Expense. Interest expense increased from $37,000 in the six month period ended June 30, 1997 to $1.7 million in the six month period ended June 30, 1998. This increase was due to the increase in the carrying costs of the assets under the Cygnet Dealer Program, as well as the carrying cost of the Company's investment in the notes receivable and other assets related to the FMAC transaction.

YEAR ENDED DECEMBER 31, 1997

     Interest Income. Interest income consists of income recognized from the Cygnet Dealer Program and FMAC transaction.

          Cygnet Dealer Program. Interest income for this category during the year ended December 31, 1997 totaled $3.7 million. This consisted of $3.2 million in interest income from finance receivables under the Dealer Collection Program and $521,000 in interest income from notes receivable under the Asset Based Loan Program. The effective average yield during 1997, net of loan servicing fees paid to Third Party Dealers, was 22.9% and 15.6% on the finance receivables and notes receivable portfolios, respectively.

          FMAC Transaction. Interest income from this category during the year ended December 31, 1997 totaled $3.8 million. The Company recognized a total of $3.6 million in interest income on the senior bank debt (the "Senior Bank Debt") acquired from the FMAC bank group and $261,000 in interest income on the "debtor-in-possession" financing made available to FMAC (the "DIP Facility".) No future interest income will be realized on the Senior Bank Debt, which was sold in the fourth quarter of 1997. See "-- Transactions Regarding First Merchants Acceptance Corporation" below.

     Gain on Sale of Notes Receivable. During the year ended December 31, 1997, the Company acquired directly and indirectly 100% of FMAC's Senior Bank Debt. On December 15, 1997, the bankruptcy court in the FMAC bankruptcy entered an order approving a transfer, whereby the agent for the holders (at such time, the Company) of the Senior Bank Debt credit bid this debt and purchased the contracts which secured the debt (the "Owned Contracts"), and immediately sold the Owned Contracts to a third party purchaser (the "Contract Purchaser"). The Company recorded a one-time gain of approximately $8.1 million from this transaction. See "-- Transactions Regarding First Merchants Acceptance Corporation" below.

     Other Income. Other income generally represent revenues from services such as periodic audits of borrowers and collateral monitoring and maintenance fees, and loan commitment and processing fees. Fee and other income totaled $355,000 during the year ended December 31, 1997.

     Operating Expenses. Operating expenses consist of the provision for credit losses, selling and marketing expenses, general and administrative expenses, and depreciation and amortization.

          Provision for Credit Losses. The provision for credit losses totaled $691,000 for the year ended December 31, 1997. Of this amount, $200,000 was allocated to the allowance for credit losses for notes receivable, with the balance allocated to the allowance for credit losses for finance receivables under DCP.

          General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1997 totaled $3.8 million. The largest component of general and administrative expenses was payroll and benefits, which totaled $1.4 million, reflecting establishment of the Company's management team and infrastructure to purchase finance receivables and originate loans under its Cygnet Dealer Program as well as the hiring of personnel to manage the bulk purchasing and loan servicing business. In addition, pursuant to the Cygnet Dealer Program, the Company paid participating Third Party Dealers loan servicing fees totaling $1.3 million.

          Depreciation and Amortization. Depreciation and amortization consists of depreciation and amortization on the Company's property and equipment and amortization of the Company's goodwill. Depreciation and amortization expense totaled $153,000 during 1997.

     Interest Expense. Interest expense totaled $2.1 million in the year ended December 31, 1997. Substantially all of the interest expense was incurred on the loan that was carried back by the members of the FMAC senior bank group, which financed 80% of the Company's purchase price related to the acquisition of the Senior Bank Debt. Interest expense on this loan totaled $1.4 million during the year ended December 31, 1997. This loan was paid in full in conjunction with the sale of the Senior Bank Debt in December 1997.

     Income Taxes. Income taxes totaled $3.7 million in 1997, which is an effective corporate tax rate of approximately 40.2%.

FINANCE RECEIVABLES AND NOTES RECEIVABLE

     During the six months ended June 30, 1998 and the year ended December 31, 1997, the Company purchased finance receivable contracts with a total principal balance of approximately $24.4 million and $36.8 million, respectively.

     A summary of the Company's finance receivables follows (in thousands):

                                                  SIX MONTHS
                                                    ENDED            YEAR ENDED
                                                JUNE 30, 1998     DECEMBER 31, 1997
                                                --------------    -----------------
Balance, Beginning of Period..................     $27,481             $    --
  Purchases...................................      24,365              36,819
  Principal Payments..........................      (6,293)             (4,357)
  Chargeoffs..................................      (1,281)                 (8)
  Recourse to Seller..........................      (6,262)             (4,973)
                                                   -------             -------
Balance, End of Period........................     $38,010             $27,481
                                                   =======             =======

     Finance receivables were comprised of the following as of June 30, 1998 and December 31, 1997 (in thousands):

                                                        JUNE 30,    DECEMBER 31,
                                                          1998          1997
                                                        --------    ------------
Finance Receivable Contract Principal Balances........  $38,010       $27,481
Add: Accrued Interest Receivable......................      209           147
                                                        -------       -------
Principal Balances, Net...............................   38,219        27,628
  Allowance for Credit Losses.........................   (1,202)         (485)
  Acquired Allowance..................................  (10,394)       (7,706)
  Refundable Security Deposits........................     (290)         (163)
                                                        -------       -------
Finance Receivables, net..............................  $26,333       $19,274
                                                        =======       =======

     As of June 30, 1998 and December 31, 1997, the Company maintained notes receivable with 10 and 12 Third Party Dealers, respectively. The total balance of notes receivables with Third Party Dealers totaled $6.8 million and $5.8 million as of June 30, 1998 and December 31, 1997, respectively.

     The Company has established an allowance for credit losses ("Allowance") to cover anticipated credit losses on the finance receivables and notes receivable currently in its portfolio. The Allowance has been established through nonrefundable acquisition discounts ("Acquired Allowance") and a provision for credit losses. The Allowance as a percentage of the principal amounts outstanding on the finance receivables was 30.5% and 29.8% at June 30, 1998 and December 31, 1997, respectively.

     The following table reflects activity in the Allowance for the six months ended June 30, 1998 and the year ended December 31, 1997 (dollar amounts in thousands):

                                     SIX MONTHS ENDED                 YEAR ENDED
                                      JUNE 30, 1998               DECEMBER 31, 1997
                                --------------------------    --------------------------
                                  FINANCE         NOTES         FINANCE         NOTES
                                RECEIVABLES    RECEIVABLES    RECEIVABLES    RECEIVABLES
                                -----------    -----------    -----------    -----------
Allowance Activity:
  Balance, Beginning of
     Period...................    $ 8,191         $200          $   --          $ --
  Provision for Credit
     Losses...................        935           30             491           200
  Acquired Allowance..........      3,410           --           7,706            --
  Net Charge Offs.............       (940)          --              (6)           --
                                  -------         ----          ------          ----
Balance, End of Period........    $11,596         $230          $8,191          $200
                                  =======         ====          ======          ====
Allowance as % of Period Ended
  Principal Balance...........       30.5%         1.0%           29.8%          0.9%
                                  =======         ====          ======          ====

     The Company's policy is to charge off contracts when they are deemed uncollectible. Generally, contracts delinquent for 90 days are considered uncollectible and are charged-off. There is no allowance related to the FMAC transactions as, in the opinion of management, all amounts due under advances to FMAC are believed to be collectible. However, there can be no assurance that the allowance will prove adequate.

     The following table sets forth the percentage of the principal amount outstanding of finance receivables in the Company's portfolio that were 30 to 44 days delinquent and over 44 days delinquent, as of June 30, 1998 and December 31, 1997, respectively:

                                                 JUNE 30,    DECEMBER 31,
DAYS DELINQUENT                                    1998          1997
---------------                                  --------    ------------
30 to 44 days................................      5.8%          8.0%
Over 44 days.................................      4.1%          5.3%

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital to support lending activities under its Cygnet Dealer Program, the purchase of bulk finance receivable portfolios, the purchase of property and equipment, and for working capital and general corporate purposes. The Company historically has funded its capital requirements through equity contributions and advances by UDC and operating cash flow.

     Cash Flows. The Company's Net Cash Provided by Operating Activities totaled $6.7 million in the year ended 1997. Earnings of $5.5 million plus the effect of the provision for credit losses and an increase in accrued expenses and other liabilities offset deferred income taxes and cash used to purchase other assets.

     The Company's Net Cash Provided by Operating Activities increased by 687.3% or $2.8 million to $2.4 million for the six month period ended June 30, 1998 from ($401,000) Used in Operating Activities for the six month period ended June 30, 1997. The increase was primarily due to a significant net loss for the six month period ended June 30, 1997, the provision for credit losses, and an increase in accrued expenses and other liabilities.

     Net Cash Used in Investing Activities totaled $26.7 million in the year ended 1997. The Company used cash to purchase finance receivables totaling $20.9 million, to make notes receivable advances aggregating $12.7 million, and to fund the purchase of assets of $9.1 million. These uses were offset by the collection of $9.3 million in finance receivables and the collection of $6.9 million in notes receivable.

     The Net Cash Used in Investing Activities increased by 15.5% or $1.3 million to $9.6 million for the six month period ended June 30, 1998 from $8.3 million for the six month period ended June 30, 1997. The Company used cash for the purchase of finance receivables totaling $17.2 million in the six month period ended June 30, 1998, compared to the six month period ended June 30, 1997, when no such purchases took place. Additionally, the Company used cash for notes receivable advances aggregating $16.9 million in the six month period ended June 30, 1998 compared to $8.8 million in the six month period ended June 30, 1997. These uses were offset by the collections of finance receivables of $9.2 million and collections of notes receivables of $15.7 million in the six month period ended June 30, 1998, as compared to $504,000 of collections in the six month period ended June 30, 1997.

     Net Cash Provided by Financing Activities for 1997 was $21.2 million, all of which was provided by UDC.

     The Company's Net Cash Provided by Financing Activities decreased by 28.6% or $2.5 million to $6.3 million for the six month period ended June 30, 1998 from $8.8 million for the six month period ended June 30, 1997, due to a net decrease in financing provided by UDC.

     Capital Expenditures and Commitments. The Company intends to pursue an aggressive growth strategy. During 1997, the Company acquired substantially all of the assets of ANAC for $9.1 million in cash. Further, the Company increased its finance receivables and notes receivable portfolios by approximately $41.1 million during 1997. In addition, the Company expects to acquire certain computer and telecommunication equipment with a cost of approximately $1.0 million with proceeds from the Rights Offering.

     On July 11, 1997, the Company entered into an agreement to provide a DIP Facility to FMAC in an amount up to $10 million. On March 31, 1998, the effective date of FMAC's plan of reorganization, the DIP Facility was amended to increase the maximum commitment to $21.5 million, subject to future adjustment downward by an amount not to exceed $10 million. As of June 30, 1998, the maximum commitment had been reduced to $12.4 million. The Company had advanced $9.8 million against this commitment as of June 30, 1998.

     The Company has secured a credit facility with a third party lender pursuant to which the lender has provided the Company $5 million in the form of subordinated debt. The debt bears interest at 12% per annum, payable quarterly in arrears, with the principal balance and all accrued but unpaid interest payable in full on the third anniversary of the initial funding date. The debt is subordinated in right of payment to all existing and future debt of the Company. The Company is also required to maintain a debt to tangible equity ratio not greater than 3 to 1, calculated as of the end of each quarterly period. As additional consideration for the subordinated debt, on the Effective Date the Company is required to issue warrants to acquire 115,000 shares of Common Stock, exercisable for a period of three years at an exercise price of $8.40 per share, subject to a call feature by the Company if the closing price of the Common Stock equals or exceeds $13.44 per share for a period of 20 consecutive trading days. The loan is guaranteed by UDC, although the Company anticipates UDC's guarantee will be released on the Effective Date. The lender also will be granted certain registration rights with respect to the shares of the Common Stock underlying the warrants.

     The Company intends to finance its future capital requirements through the proceeds of the Rights Offering, operating cash flows and supplemental borrowings. The Company believes that these sources will be adequate to support its anticipated financial requirements at least through the end of 1998.

     Industry Considerations. In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. In addition, certain of these companies have filed for bankruptcy protection. These announcements have had a disruptive effect on the market for securities of sub-prime automobile finance companies, have resulted in a tightening of credit to the sub-prime markets, and could lead to enhanced regulatory oversight. A reduction in access to the capital markets or to credit sources could have a material adverse affect on the Company.

     Transactions Regarding First Merchants Acceptance Corporation. UDC was actively involved in the FMAC bankruptcy proceedings. FMAC was in the business of purchasing and securitizing loans made primarily to sub-prime borrowers by various Third Party Dealers. In various transactions relating to the FMAC bankruptcy proceedings and by and through the FMAC plan of reorganization, UDC, among other things, (1) purchased the beneficial interest in the Senior Bank Debt held by certain creditors of FMAC, participated in the sale of the contracts securing such claims at a profit to a third party purchaser, guaranteed the purchaser a specified return on the contracts and obtained a related guarantee from FMAC secured by, among other things, the stock of certain entities holding residual interests and certain equity certificates in various securitized loan pools of FMAC, and entered into servicing arrangements with respect to such contracts; (2) made loans under the DIP Facility to FMAC, which at July 1, 1998 carried a remaining maximum commitment of $12.4 million, of which $9.8 million was outstanding on such date, and received interest income therefrom; (3) entered into various servicing agreements with respect to receivables in the securitized pools of FMAC; (4) obtained rights to receive certain payments with respect to distributions on residual interests in such securitized pools and obtained certain interests in charged off receivables in such pools; (5) obtained rights to certain fees; (6) obtained the FMAC servicing platform; and (7) issued certain warrants to purchase UDC Common Stock consisting of (a) warrants issued to FMAC's bank group to purchase up to 389,800 shares of UDC's Common Stock at an exercise price of $20.00 per share at any time through February 20, 2000, subject to a call feature by UDC if the closing market price of UDC Common Stock equals or exceeds $27.00 per share for a period of five consecutive trading days, and (b) warrants issued to FMAC to purchase 325,000 shares of UDC Common Stock at any time through April 1, 2001 at a price of $20.00 per share, subject to a call feature by UDC if the closing market price of the UDC Common Stock equals or exceeds $28.50 per share for a period of 10 consecutive trading days. UDC also contributed to FMAC all of its shares of FMAC common stock as additional consideration for UDC's acquisition of the assets constituting FMAC's servicing platform.

     In connection with the Split-up, subject to receipt of any required consents, UDC will transfer all of the rights and substantially all of the liabilities related to the FMAC transaction accruing on or after the Effective Date to the Company. However, UDC will remain liable with respect to certain liabilities related to the FMAC transaction. For additional information concerning the FMAC transaction and the rights and liabilities assumed by the Company in connection with the Split-up, see "Business -- Bulk Purchase and Servicing Operations -- Transactions Regarding First Merchants Acceptance Corporation" and "Risk Factors -- Risks Relating to the Business -- Risks Relating to the FMAC Transaction."

     Transactions Regarding Reliance Acceptance Group. In February 1998, UDC entered into receivables servicing and transition services arrangements with Reliance, after Reliance had filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code the same month. Reliance confirmed its proposed plan in open court on June 29, 1998. The bankruptcy court signed the order formally confirming the plan on July 2, 1998. The effective date of the confirmed plan is the close of business on July 31, 1998. Pursuant to the servicing agreement entered into between UDC and Reliance (the "Servicing Agreement"), following the effective date of Reliance's plan of reorganization, UDC will service certain receivables of Reliance in exchange for (i) a monthly servicing fee of the greater of four percent (4%) per annum of the aggregate outstanding principal balance of all non-defaulted receivables computed monthly on the basis of the declining balance of the receivables portfolio (consisting of Reliance's portfolio of (A) prime receivables and (B) sub-prime receivables), or fifteen dollars ($15.00) per receivable per month plus reimbursement of certain costs and expenses; (ii) $1.3 million in proceeds realized from the sale of a pool of charged-off receivables existing as of the Reliance petition date ("Charged-Off Proceeds"); (iii) a total of (A) four percent (4%) of the outstanding principal balance of each receivable (exclusive of defaulted and certain other receivables) sold in any bulk sale to a person other than UDC or an affiliate of UDC, and (B) $3.25 million in net collections, recovery, and sale proceeds from the receivables portfolio and certain other cash receipts of Reliance reduced by any amount previously paid under clause (A) above, following payment of Reliance's primary bank debt and, if applicable, repayment to Reliance of any proceeds of litigation, the Reliance Warrants (as defined below), and equity proceeds used by Reliance to pay its primary bank debt ("Post-Bank Debt Proceeds"); and (iv) following UDC's receipt of the Post-Bank Debt Proceeds, fifteen percent (15%) of the net collections, recovery, and sale proceeds from the receivables portfolio and certain other cash receipts of Reliance (the "Incentive Fee"). Reliance, in consideration for entering into the Servicing Agreement, will receive privately issued warrants ("Reliance Warrants") to purchase shares of UDC Common Stock as follows: 50,000 Reliance Warrants will be granted to Reliance upon UDC's receipt of the Charged-Off Proceeds; up to 100,000 Reliance Warrants will be granted to Reliance based upon UDC's receipt of up to $3.25 million of Post-Bank Debt Proceeds; and Reliance will be granted an additional 75,000 Reliance Warrants for every $1 million actually received by UDC through the Incentive Fee. The Reliance Warrants will have a strike price of $12.50 for the first 150,000 Reliance Warrants and a strike price for all other Reliance Warrants of the greater of $12.50 or 120% of the market price of UDC Common Stock on the date of issuance of the Reliance Warrants. The Reliance Warrants will be exercisable as follows: (i) the first 50,000 Reliance Warrants will be exercisable for three years from the Reliance Petition Date and
(ii) all remaining Reliance Warrants will be exercisable for three years from their date of issuance.

     On the effective date of the plan, UDC will purchase Reliance's furniture, fixtures, and equipment, including computer software and hardware related licenses for $250,000, and will have a period of sixty days to require Reliance to assume and assign to UDC any of the leases or other contracts not previously rejected by Reliance.

     Subject to receipt of any required consents, UDC will transfer all contract rights and substantially all liabilities related to the Reliance transaction to the Company on the Effective Date. However, UDC will remain liable as to certain obligations in the Reliance transaction. See "Business -- Bulk Purchase and Servicing Operations -- Transactions Regarding Reliance Acceptance Group" and "Risk Factors -- Risks Relating to the Business -- Risks Relating to the Reliance Transaction."

THIRD PARTY CONSENTS

     The Company has prepared or is in the process of preparing consents and has contacted or is contacting various third parties to obtain such consents in connection with the transactions contemplated by the Split-up and the Rights Offering. Based on a review of existing contractual arrangements between various third parties and either UDC or the Company, the Company believes that any required consents will be obtained before the Annual Meeting of UDC's shareholders, although there can be no assurance that all required consents will be obtained by such date or at all.

YEAR 2000

     The Company has performed a preliminary study (review and assessment) of its computer systems and third parties' (e.g. vendors and customers) computer systems in order to evaluate its exposure to Year 2000 issues. The Company continues to plan and evaluate appropriate courses of corrective action, including replacement of certain systems whose associated costs would be recorded as assets and amortized, or modification of its existing systems, which costs would be expensed as incurred. The Company expects to make the necessary replacements, modifications or changes to its computer information systems to enable proper processing of transactions relating to the Year 2000 and beyond. The Company also has had discussions with certain of its vendors and customers regarding actions to be taken to resolve any Year 2000 issues arising from the Company's dependence on third parties' computer systems. The amount expensed by the Company on Year 2000 issues to date has not been material. In addition, the Company does not believe that the costs of modifying or replacing its computer information systems to enable proper processing of transactions relating to the Year 2000 and beyond will be material to its financial position or results of operations. The Company believes, however, that resolution of all Year 2000 issues will be significant to the Company's business and operations and there can be no assurance that the Company will be able to completely resolve all Year 2000 issues in a timely fashion or that the ultimate impact of the Year 2000 issues will not be material to the Company. Accordingly, failure to resolve Year 2000 issues in a timely fashion could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Risk Factors -- Risks Relating to the Business -- Data Processing and Technology and Year 2000."

     As discussed herein, the Company is in the process of converting its loan processing and collections systems to ACS, a third party service bureau that processes transactions using Shaw Systems Associates, Inc. ("Shaw") software and other products ("Shaw Products"). Shaw has certified to ACS that a significant portion of the Shaw Products that ACS uses to process the Company's transactions are Year 2000 compliant. Based upon a Shaw certification and a representation from ACS to the Company, the Company believes that Shaw has also undertaken to provide additional Year 2000 compliant Shaw Products to ACS as such systems become compliant. ACS would then make available for the Company's processing of transactions these additional Year 2000 compliant Shaw Products. The ACS Agreement requires that the ACS systems processing the Company's transaction be fully Year 2000 compliant by January 1, 1999. However, the Company's sole remedy if ACS does not comply with this requirement is to terminate the ACS Agreement and convert to another system, which would be costly and disruptive to operations and could have a material adverse effect on the Company's business and operations. The Company's business and operations also could be adversely affected if other entities (e.g., vendors and customers) not affiliated with the Company do not appropriately address their own Year 2000 compliance issues. Further, certain of the Company's own applications are not Year 2000 compliant at this time.

INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's expected borrowings would decrease the profitability of the Company's existing portfolio. The Company has sought to limit this risk by (i) maintaining a portion of its investment portfolio in the floating rate Asset Based Loan Program and (ii) limiting the maturity of finance receivable contracts. If the Company's borrowing rates increase, then the Company will seek to further limit the negative impact on earnings by increasing the purchase discount at which the Company purchases finance receivables and/or require higher stated annual percentage rates on finances receivables which are purchased. To date, inflation has not had a significant impact on the Company's operations.

ACCOUNTING MATTERS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) which became effective for the Company on January 1, 1998. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The Company had no comprehensive income.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), which became effective for the Company on January 1, 1998. SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim reports issued to stockholders. Management does not expect the adoption of SFAS No. 131 to have a material impact on the Company's disclosures.

FORWARD LOOKING STATEMENTS

     This Prospectus contains forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Such statements may include, but not be limited to, projections of revenues, income, or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date the statement was made. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise. The following disclosures, as well as other statements in this Prospectus, including those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the Notes to the Company's Combined Financial Statements, describe factors, among others, that could contribute to or cause such differences, or that could affect the Company's stock price.

                                    BUSINESS

GENERAL

     Assuming successful completion of the Rights Offering and consummation of the Split-up, the Company will engage in the business of providing various financial services primarily to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of new and used cars to persons who have limited credit histories, low incomes, or past credit problems ("Sub-Prime Borrowers"). The Company will (i) engage in the bulk purchase and servicing of pools of finance receivables generated from the sale of new and used automobiles by independent third party dealers ("Third Party Dealers"), including pools of charged-off receivables, deficient loans, or other receivables; (ii) service pools of various types of finance receivables; (iii) operate a collateralized dealer financing program (the "Cygnet Dealer Program"), pursuant to which it will provide qualified Third Party Dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers' finance receivable portfolios; and (iv) pursue other opportunities in the financial services market.

     In connection with the Split-up, the Company will acquire the bulk purchasing and certain servicing operations and related assets from UDC and substantially all of UDC's servicing and other rights and obligations pursuant to transactions with First Merchants Acceptance Corporation ("FMAC") and Reliance Acceptance Corporation ("Reliance"). The Company intends to consider the bulk purchase and servicing of other portfolios of finance receivables, including instances in which the holders of the portfolios are experiencing financial difficulties. For a description of the Company's bulk purchase and servicing operations and the Company's rights and obligations with respect to the FMAC and Reliance transactions, see "Business-Bulk Purchasing and Servicing Operations."

     The Company also will acquire the operations and related assets associated with the Cygnet Dealer Program, which provides qualified Third Party Dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers' finance receivable portfolios. Unlike other typical financing programs available to dealers, the Cygnet Dealer Program permits participating dealers to retain servicing rights with respect to their finance receivable portfolios, which enables dealers to generate servicing income and maintain relationships with their customers, which dealers believe is a key factor in generating referrals for additional sales and improving the chances of repeat business. For a description of the Cygnet Dealer Program, see
"Business -- Cygnet Dealer Program."

     In late 1997, UDC, which operates the largest publicly-held chain of "buy here-pay here" used car dealerships in the United States, began a strategic evaluation of its operations, determining to separate its dealership operations from its non-dealership operations pursuant to the Split-up. Cygnet is a Delaware corporation formed in June 1998 to acquire and operate the non-dealership operations of UDC and will, upon successful completion of the Rights Offering and consummation of the Split-up, be a separately-traded public company.

RECENT DEVELOPMENTS

     The Company and UDC are in the process of evaluating a number of ordinary course transactions and may identify and pursue other transactions that, if consummated prior to the Split-up, would be assigned to, or concluded by, the Company ("Interim Transactions"). In addition, Cygnet has recently closed two Interim Transactions. The Company does not believe any of the Interim Transactions recently concluded or currently under consideration are material to its financial condition or results of operations, individually or in the aggregate, or that any of such transactions would constitute the acquisition of a business for which separate financial statements would be required to be publicly disclosed by the Company. None of the transactions described below requires shareholder approval of the Company or UDC, nor are any of such transactions with an affiliate of the Company or UDC. The consummation of any of these transactions currently under consideration is subject to a number of contingencies, which may include the negotiation and preparation of definitive agreements, completion of due diligence, and the receipt of required consents from third parties. As a result, there can be no assurance that any of these potential transactions will be completed by the Company.

     To effect Interim Transactions, the Company may borrow money from a third party lender ("Third Party Loans"), or from UDC ("Interim Company Loans"). Third Party Loans made to the Company prior to the Effective Date may be guaranteed by UDC, and the Company and UDC will seek to have any such guarantee released as of the Effective Date, with the Company likely providing a replacement guarantee. Interim Company Loans may become due and payable on the Effective Date. Moreover, on the business day immediately preceding the Effective Date, the Company will distribute to UDC all earnings accrued to such date. In addition, the Company will pay to UDC on the Effective Date the excess, if any, of the aggregate appraised value of the assets and rights and related liabilities acquired by the Company in Interim Transactions (the "Interim Assets"), as of the Effective Date, over the aggregate book value of the Interim Assets (the "Interim Consideration"). UDC and the Company may agree to other terms with respect to how Interim Transactions will be structured or treated if UDC believes that such structure or treatment results in adequate consideration to UDC at the time of the Split-up with respect to the Interim Assets. The purpose for the payment by the Company to UDC of the Interim Consideration is to place both parties as close as possible to the economic situation each would confront if the Interim Transactions were effected by UDC rather than the Company.

     Interim Transactions recently concluded include the following:


     Servicing Agreement. On July 31, 1998, the Company closed a transaction pursuant to which the Company will service a $50 million portfolio of automobile finance receivables owned by a third party. The servicing agreement provides that: (i) the Company will receive a servicing fee equal to the greater of 3.75% of the outstanding principal balance or $17.50 for each contract in the portfolio that is not a defaulted contract and 63.75% of all net collections and proceeds on defaulted contracts, provided that if the net losses of the portfolio do not exceed 7%, the Company will receive an additional servicing fee of .25% on non-defaulted contracts, (ii) the Company will receive all late fees and certain other fees and reimbursable expenses associated with the servicing; and (iii) the servicing agreement can be terminated without cause upon payment to the Company of 3 months of servicing fees. The Company also purchased all assets utilized by the current owner in servicing the portfolio including furniture, fixtures and equipment, for a purchase price of $500,000, and will assume the existing lease of the service facility and all amounts due thereunder from and after the closing date.


     Until the Effective Date of the Split-up, UDC will provide subservicing of the portfolio on the same terms as the servicing agreement described above.


     Assumption of Special Servicing Agreements. On July 31, 1998, the Company closed a transaction pursuant to which the Company will assume the obligations of an existing special servicer of six pools of automobile finance receivables, including four securitized pools. The Company will receive a monthly servicing fee equal to the greater of 4% of the outstanding principal balance of each contract or $14.00 per contract. The Company will also be paid certain incentive fees, will be reimbursed for certain expenses, will be permitted to collect and retain late fees, modification fees and extension fees, and will be indemnified by the parent company of the existing special servicer for certain obligations being assumed. During an interim period, which should not exceed 60 days, while certain modifications are being made to the special servicing agreements to be assumed by the Company and certain consents are being obtained, the Company will act as special subservicer of the pools on the same terms as outlined above, but will not be responsible for such indemnified obligations. If such modifications are not effected or such consents obtained, the Company can be removed as special subservicer following this interim period. The Company has agreed upon the resignation or removal of the servicer of the pools to assume the obligations of servicer for no additional compensation.


     Until the Effective Date of the Split-up, UDC will provide subservicing of these portfolios on the same terms as the servicing and related agreements.

     The Company has also agreed to purchase the charged off receivables from five of the pools for a purchase price of approximately $600,000.

     Interim Transactions under consideration include the following:

     Insurance Agency. The Company is currently evaluating the acquisition of or a management arrangement with an operating insurance agency, which offers insurance-related products and services designed to reduce the risk of loss to holders of portfolios of automobile finance receivables and residential mortgage loans, including banks, savings and loan associations, finance companies, credit unions, securitization participants and automobile dealers, among others. The Company anticipates paying approximately $4 million for this business.

     Charge-Offs. UDC is negotiating the purchase of a pool of charged-off automobile finance receivables of approximately $33.3 million (as of February 28, 1998) for a purchase price based upon a formula. If purchased by UDC, the pool would be transferred to the Company at the Effective Date.

     Purchase of Bank Debt. The Company has agreed to purchase the interests of a bank in a bank group credit facility. The purchased interest is 18% of the approximately $48 million current outstanding principal balance of the facility (or approximately $8.6 million). The purchase price for the interest equals 90.5% of the principal amount of the interest as of the closing date of the purchase (expected to approximate $7.8 million). The purchase price will be paid $3 million in cash, with the balance evidenced by a promissory note providing for interest at a fixed rate based on LIBOR plus 150 basis points. This promissory note will be guaranteed by UDC until the occurrence of both (i) the Split-up and (ii) Cygnet having a total shareholders' equity of at least $50 million (which is expected to occur at the time of the Split-up). The credit facility is secured by a pool of receivables and a residual interest in a securitized pool of receivables.

     Loan, Servicing Agreement and Investment. The Company is negotiating a transaction in which the Company would make a loan to a third party entity ("Borrower") of $2 million (the "Loan") with interest payable at 12% per annum and maturing on October 31, 1998; provided that if, prior to October 31, 1998, Borrower either receives an equity investment from a third party of (i) not less than $10 million or (ii) not less than $5 million and receives a loan of not less than $5 million that is subordinate to the Loan and other existing credit facilities of Borrower, then the maturity date of the Loan will be extended to the second anniversary of the closing date of the Loan. The Loan is expected to be secured by all of Borrower's assets, subject to a senior security interest supporting Borrower's $35 million senior secured credit facility. In consideration for the Loan, the Company would receive warrants to purchase up to 5% of Borrower's outstanding common stock as of the closing date exerciseable for three years at an exercise price of $.01 per share. The Company would also be granted certain additional investment rights in Borrower and would obtain the right to service a portfolio of receivables for a fee equal to the greater of 4% per annum of the outstanding principal balance of the receivables or $17.50 for each contract in the portfolio, plus all collected late fees and modification fees and reimbursement of costs and expenses. Borrower would have the right to terminate the Company as servicer for cause or without cause after the later of
(i) six months after commencement of servicing and (ii) payment in full of the Loan upon payment of a termination fee equal to three months servicing fees.

     Until the Effective Date of the Split-up, UDC will provide subservicing of the portfolio on the same terms as the servicing agreement described above.

OVERVIEW OF USED CAR FINANCE INDUSTRY

     The automobile financing industry is the third-largest consumer finance market in the country, after mortgage debt and credit card revolving debt. The industry is served by such traditional lending sources as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and "buy here-pay here" dealers. The Company's servicing and financing services historically have been directed primarily to the sub-prime segment of the market. The Company believes that traditional providers of financing, servicing, and related services typically avoid this market because of its high credit risk and the higher costs associated with increased collection efforts.

     Recently, a number of automobile financing companies have decided to exit the market, sell a substantial portion of their receivables, or rely on an outside servicer to service their portfolios. The primary factors for these changes in the market include the rapid growth and increased competition in the sub-prime segment of the market, lowered underwriting standards, increased credit losses, and a tightening of credit to participants in this market. On the basis of its access to capital and experience in providing financing and servicing to the sub-prime industry, the Company has taken advantage of these market opportunities by bulk purchasing the loan receivables in and servicing rights to certain large portfolios owned by FMAC and Reliance. The Company intends to continue to pursue opportunities to purchase loan portfolios in bulk and the servicing rights to those portfolios from companies operating in the sub-prime automobile financing market.

     Due to the risks involved in providing financing to the sub-prime segment of the automobile financing industry, many independent used car dealers are unable to obtain working capital from traditional lending sources such as banks, credit unions, or major finance companies. These dealers typically finance their operations through the sale of finance receivables at a substantial discount. The Company believes that independent dealers prefer to finance their operations through credit facilities that permit them to retain their receivables, which enables such dealers to generate servicing income, and prefer to maintain their relationships with their customers, which the Company, unlike traditional providers of collateral financing, affords through its Cygnet Dealer Program. Accordingly, the Company believes that there is a substantial opportunity for a company capable of serving the needs of such dealers to make significant penetration into this underdeveloped segment of the sub-prime market. The Company's Cygnet Dealer Program is intended to fill this niche.

COMPETITIVE STRENGTHS AND BUSINESS STRATEGIES

     The Company's goal is to become a leading provider of financing, servicing, and other complementary services related to finance and other loan receivables, particularly with respect to the sub-prime segment of the automobile financing industry. In recent periods, the sub-prime automobile market has been characterized by rapid growth and increased competition, which has led to lowered underwriting standards, increased credit losses, and a tightening of credit. The Company believes these conditions afford significant opportunities for well-capitalized industry participants with experience in the bulk purchase, servicing, and financing of receivables in this market segment.

     The Company intends to pursue the following business strategies to achieve its goal:

     - Pursue Additional Bulk Purchasing and Servicing Opportunities. The Company will leverage its financial strength, access to capital, and experience in the industry to provide creative solutions to financing companies that desire to sell their sub-prime portfolios in bulk or that wish to outsource the servicing of their portfolios, including companies that are experiencing financial difficulties. The Company plans to continue to seek out opportunities such as its transactions with FMAC and Reliance as described below.

     - Expand the Cygnet Dealer Program. The Cygnet Dealer Program fulfills the needs of buy here-pay here dealers by providing them working capital while allowing them to retain their servicing rights and customer relationships. The program enables the Company to earn finance income at favorable rates through a diversified asset base. The Company intends to expand this program in selected markets throughout the country, taking advantage of the tightening of financing in the sub-prime market generally.

     - Pursue Opportunities to Provide Other Complementary Services. The Company intends to pursue other opportunities to provide services that complement its financing and servicing operations. The Company currently is negotiating the acquisition of or a management arrangement with an insurance agency that provides insurance-related products and services designed to decrease the risk of loss to portfolios such as those the Company currently owns and services. The Company believes that the combination of its existing financing and servicing operations with other complementary services will further enhance its ability to provide turn-key solutions to independent used car dealers, financial institutions, and other market participants.

     The Company believes it will possess the following competitive strengths and intends to leverage these strengths to pursue its business strategies:

     - Capitalized for Growth. Assuming the purchase of all of the Offered Shares pursuant to the Rights Offering, the Company would have had, on a pro forma basis on June 30, 1998, approximately $72.0 million (or $78.5 million if the Additional Purchase Right and the D&O Purchase Right are exercised) in stockholders' equity to expand its operations following the Rights Offering. The Company believes this level of equity will provide it with the financial strength to take advantage of the opportunities available in the sub-prime segment of the automobile financing industry or other market opportunities identified by management.

     - Established Track Record. The Company has significant experience in handling large transactions involving companies operating in the sub-prime vehicle financing industry. The Company intends to leverage the experience it has gained in these transactions with additional bulk purchases of pools of auto loan receivables and related servicing rights from other market participants and others who desire to transfer these operations to independent providers. The Company also has significant experience in underwriting and purchasing sub-prime finance receivable contracts and in providing credit facilities to independent dealers.

     - Experienced Management. The Company's management has extensive experience providing financing, servicing, and other complementary services to third party participants in the sub-prime automobile market. In addition, management has extensive experience in the car dealership business. The Company intends to leverage its experience in the car dealership, financing, and servicing businesses to continue to seek out new opportunities through its bulk purchasing and servicing operations and the Cygnet Dealer Program.

BULK PURCHASING AND SERVICING OPERATIONS

     The Company will pursue opportunities to bulk purchase and acquire the rights to service portfolios of finance receivables from third-party financing companies, including companies that are experiencing financial difficulties. The Company's current focus is on finance receivables in the sub-prime segment of the vehicle financing market. The Company's access to capital, experience and expertise in managing complex financial transactions involving distressed companies, and approved servicing capabilities, particularly with respect to loan receivables in the sub-prime vehicle financing market, enable the Company to provide turn-key solutions to financial institutions that encounter difficulties arising from the ownership and maintenance of large portfolios of vehicle related loan receivables. As a result of the Company's experience in managing and understanding the nature of the risks associated with holding and servicing such portfolios, the Company is able to creatively structure transactions in which it shares the risk associated with the portfolio in exchange for a more substantial discount on the purchase price or an increased share of the return from such portfolios arising from workout situations.

     The Company maintains loan servicing facilities in Nashville, Tennessee, Denver, Colorado and Dallas, Texas to support its bulk servicing operations. As of May 31, 1998, these facilities employed approximately 260 employees, a number that enables the Company to service large volumes of finance receivable contracts. When the Company makes a bulk purchase, it typically employs the collection personnel, system and software utilized by the existing servicer, and migrates the collection processes to the Company's system as practicable.

     The Company's collectors utilize collections software that provides the Company with, among other things, up-to-date activity reports, allowing immediate identification of customers whose accounts have become past due. In accordance with the Company's policy, collections department personnel contact a customer as soon as their account becomes delinquent to inquire as to the reasons for such delinquency and to suggest ways in which the customer can resolve the underlying problem, thereby enabling the customer to continue making payments and retain the vehicle securing the finance receivable. The Company's early detection of a customer's delinquent status, as well as its commitment to work with borrowers, allows it to identify problems quickly, thereby reducing the amount of credit losses incurred in the portfolios it services.

     If the Company's efforts to work with a customer are unsuccessful and the customer becomes seriously delinquent, the Company will take the necessary steps to protect the collateral securing the loan in default. Frequently, delinquent customers will recognize their inability to honor their contractual obligations and will work with the Company to coordinate "voluntary repossessions" of their car. In the cases involving uncooperative customers the Company retains independent firms to repossess the cars pursuant to prescribed legal procedures.

     In recent periods, the Company has entered into several large servicing or bulk purchasing transactions involving independent third party dealer finance receivable portfolios and, in some cases, has sold or securitized these portfolios, with servicing retained. The two most significant of such transactions are described below.

     Transactions Regarding First Merchants Acceptance Corporation. UDC was actively involved in the bankruptcy proceedings of FMAC. On the Effective Date, the Company will assume all rights and substantially all liabilities related to the FMAC transaction accruing on or after the Effective Date from UDC, subject to the consent of certain participants in the bankruptcy proceedings.

     FMAC was in the business of purchasing and securitizing loans made primarily to Sub-Prime Borrowers by various Third Party Dealers. On July 11, 1997 (the "FMAC Petition Date"), FMAC filed a voluntary petition for relief under Title 11 of the United States Code (the "Bankruptcy Code"). FMAC emerged from bankruptcy on March 31, 1998, the effective date of FMAC's plan of reorganization (the "Plan of Reorganization").

     During the pendency of the FMAC bankruptcy proceedings, UDC purchased approximately 78% of FMAC's Senior Bank Debt held by seven members (the "Selling Banks") of FMAC's original nine-member bank group for approximately $69 million, which represented a discount of 10% of the outstanding principal amount of such debt. In December 1997, UDC purchased the remaining 22% of FMAC's Senior Bank Debt. The Senior Bank Debt was originally secured by (1) automobile receivables directly owned by FMAC (the "Owned Contracts"), (2) all personal property of FMAC, (3) accounts, accounts receivable, including tax refunds, contract rights and other general intangibles, and (4) the common stock of FMARC and FMARC II (defined below) (collectively, the "Collateral").

     On December 15, 1997, LaSalle National Bank, as Agent (the "Agent") for UDC, as the holder of the Senior Bank Debt, credit bid the entire amount of the Senior Bank Debt plus certain interest and fees, costs and expenses relating to the Owned Contracts (collectively, the "Credit Bid Purchase Price"), and the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") approved the proposed purchase subject to execution by FMAC of appropriate transfer documents. On December 18, 1997, FMAC executed the necessary transfer documents assigning the Owned Contracts to the Agent (the "Transfer"), and the Agent then sold the Owned Contracts on behalf of UDC to a third party purchaser (the "Contract Purchaser") for 86% of the principal balance of certain eligible Owned Contracts (approximately $78.9 million) (the "Base Price") plus a residual interest in the Owned Contracts. In connection with this transfer, UDC guaranteed to the Contract Purchaser a net return on the Owned Contracts equal to the Base Price plus interest at the rate of 10.35% per annum (the "Guaranteed Return"), subject to a maximum guarantee amount of $10 million. As between the Company and UDC, the Company has agreed to assume the liabilities with respect to this guarantee. UDC, however, will remain directly liable on the guarantee to the Contract Purchaser (the "UDC Retained Guarantee"). UDC has the option to purchase the Owned Contracts from the Contract Purchaser at certain times upon certain events, including at any time after three years and if the principal balance on the remaining contracts is less than 10% of the balance of the Owned Contracts on the date of purchase and certain other conditions are satisfied, for a price to yield the Contact Purchaser the Guaranteed Return. UDC will assign this repurchase right to the Company on the Effective Date of the Split-up.

     Concurrently with the Transfer, the Agent released the lien of UDC on the Collateral, allowing FMAC to retain all assets constituting any part of the Collateral other than the Owned Contracts (the "Retained Assets"), including but not limited to uncollected state and federal income tax refunds for 1996 and prior years (the "Tax Refunds"), certain receivables and related vehicles pledged to Greenwich Capital (the "Greenwich Collateral"), and FMAC's furniture, fixtures, equipment, general intangibles, and causes of action. In consideration for UDC's release of its lien on the Retained Assets, FMAC subsequently (A) guaranteed on a non-recourse basis full and timely payment to UDC of any shortfall between (i) the Credit Bid Purchase Price of the Owned Contracts plus interest thereon at the rate of 11% per annum from December 15, 1997, plus an additional charge for servicing the Owned Contracts (the "Owned Contracts Servicing Fee"), calculated on a monthly basis, of the greater of 1/12 of 3 1/4% of the outstanding principal balance of the Owned Contracts or $15.00 per Owned Contract, applied only to Owned Contracts that are less than 120 days past due and for which the related vehicle has not been repossessed and
(ii) collections and proceeds (subject to certain limitations) with respect to the Owned Contracts (collectively, the "Secured Claim Recovery Amount"), and (B) granted a lien (the "Replacement Lien") to the Agent for the benefit of UDC on the issued and outstanding stock of First Merchants Auto Receivables Corporation ("FMARC") and First Merchants Auto Receivables Corporation II ("FMARC II"), the holders of the residual interests and certain equity certificates (collectively, the "B Pieces") of the various securitized loan pools ("Securitized Pools") of FMAC, to secure the Secured Claim Recovery Amount and the Modified UDC Fee (defined below). The Replacement Lien is not a first priority lien and is junior to a lien in favor of Greenwich Capital with respect to certain obligations of FMAC to Greenwich Capital and UDC with respect to the DIP Facility. In the event that the Owned Contracts are not being serviced by UDC, a wholly-owned subsidiary of UDC or another affiliate or assignee of UDC that meets certain qualifications and conditions (an "Authorized Servicer"), without the prior written consent of FMAC (an "Owned Loan Servicing Change"), which consent will not be unreasonably withheld, the Secured Claim Recovery Amount will be limited to $10 million. Following the Split-up, UDC's rights described herein with respect to FMAC's non-recourse guarantee of the Secured Claim Recovery Amount and in the Replacement Lien will be assigned to the Company. The Company will also begin servicing the Owned Contracts, subject to the consent of the Contract Purchaser. The Company believes that it will qualify as an Authorized Servicer, and therefore, FMAC's consent will not be required to avoid an Owned Loan Servicing Charge.

     Any recovery on the Owned Contracts in excess of the Secured Claim Recovery Amount will be shared with FMAC on the basis of 82.5% for the benefit of FMAC and 17 1/2% for the benefit of UDC (the "Excess Collections Split"). After payment in full of the Secured Claim Recovery Amount, the DIP Facility, the Modified UDC Fee (defined below), and certain other amounts, any further distributions from the B Pieces will be shared between FMAC and UDC on the same basis as the Excess Collections Split. In the event that an Owned Loan Servicing Change occurs, the Excess Collections Split will change to 85% for the benefit of FMAC and 15% to UDC with respect to the B Pieces and, subject to certain adjustments, 100% for the benefit of FMAC and 0% to UDC with respect to the Owned Contracts. UDC will not be entitled to receive any share of the Excess Collections Split relating to a Securitized Pool for any period during which it is not acting as servicer for such Securitized Pool. In addition, UDC has agreed in a contingent sharing agreement to pay 10% of the Excess Collections Split received by UDC to Financial Security Assurance ("FSA"), the insurer of certain obligations to the holders of the senior certificates representing interests in the Securitized Pools, in exchange for FSA's consent to amendments to documents governing servicing of the Securitized Pools as described below. All of UDC's rights and the Excess Collections Split and the obligations with respect thereto under the Contingent Sharing Agreement with FSA will be assigned to the Company on the Effective Date of the Split-up.

     At the option of UDC, UDC may distribute shares of UDC Common Stock (the "Stock Option Shares") to FMAC or, at the request of FMAC and pursuant to its instructions, directly to the unsecured creditors of FMAC, in lieu of FMAC's right to receive all or a portion of distributions under the Excess Collections Split (including both recoveries under the Excess Collections Split from the Owned Contracts and the B Pieces) in cash (the "Stock Option"). If UDC decides to exercise the Stock Option, UDC must give FMAC at least 15 days advance written notice (the "Option Notice") (and make a public announcement on the same date as the giving of the notice) of the date on which UDC will exercise the Stock Option (the "Exercise Date") and the number of Stock Option Shares that UDC will issue on the Exercise Date. The number of shares of UDC Common Stock to be issued will be based on the trading range of the shares prior to the exercise date. In this regard, the Stock Option Shares would be valued at 98% of the average of the closing prices for the previous 10 trading days of UDC Common Stock on Nasdaq or such other market on which such stock may be traded (the "Stock Option Value"). Pursuant to the Capitalization Agreement, the

Company will be required to give notice to UDC at least a stated number of days prior to the date when cash distributions of the Excess Cash Split to FMAC are likely to begin and the Company's estimate of the amount and timing of such distributions. If UDC issues the Stock Option Shares, the Company will be required to pay over to UDC all of FMAC's share of cash distributions under the Excess Collections Split up to the Stock Option Value.

     At the commencement of FMAC's bankruptcy case, UDC agreed to provide a DIP Facility to FMAC of up to $10 million. Borrowings under the DIP Facility originally were to mature on February 28, 1998 and accrue interest at the rate of 12% per annum. The DIP Facility was originally secured by super priority liens on all of FMAC's assets then existing or thereafter acquired. The DIP Facility was subsequently amended to provide for (i) additional advances to pay administrative and post-plan confirmation operating expenses of FMAC, provided that total advances under the DIP Facility could not exceed $21.5 million, (ii) security in the form of the Retained Assets, including the Tax Refunds, (iii) a reduction in the interest rate on borrowings outstanding under the DIP Facility to 10% per annum; and (iv) a waiver of the February 28, 1998 maturity date of the DIP Facility. The first $10 million of Tax Refunds was to be used to pay down the DIP Facility and permanently reduced the amount of the DIP Facility. To date, approximately $9.1 million of Tax Refunds have been used to pay down the DIP Facility and the maximum amount available to be borrowed has been reduced from $21.5 million to $12.4 million. After application of the Tax Refunds, the DIP Facility will be permanently paid down from distributions on the B Pieces, after payment of the Secured Claim Recovery Amount. Payments made from other sources on the DIP Facility will not permanently reduce the amount thereof and FMAC will be allowed to reborrow such amounts under the DIP Facility. Following the Split-up, the Company will assume all of UDC's rights and liabilities with respect to the DIP Facility and in the Tax Refunds and other collateral securing the same. UDC, however, will remain directly liable on the DIP Facility.

     The increase in the DIP Facility to $21.5 million was agreed to in exchange for an agreement by the parties involved, among other things, to assign to UDC the receivables in the Securitized Pools that were charged off prior to February 28, 1998. Pursuant to that agreement, UDC is entitled to retain a servicing fee of 27.5% of every dollar collected on the charged off receivables. The remaining 72.5% out of every dollar collected will be accumulated in an interest bearing escrow account ("Charged Off Receivable Funds"). The Charged Off Receivable Funds will be held in the escrow account until an amount equal to the purchase price, which was equal to one percent of the remaining principal amount of all receivables charged off prior to or on November 30, 1997, and two percent of the remaining principal amount of all receivables charged off from December 1, 1997 to and including February 28, 1998, has been deposited to the escrow account at which time such amount shall be allocated and paid to Securitized Pools from which the receivables were transferred and, thereafter if the securitized pools have inadequate funds to satisfy certain payments and distributions with respect to the senior certificates issued with respect to such pools, then future deposits to the escrow account shall be withdrawn to satisfy such payments and distributions. When the aggregate of the spread accounts in the Securitized Pools reaches a certain coverage (the "Coverage Point"), to the extent available, all monies previously transferred to the escrow account to satisfy such payments and distributions will be deposited back into the escrow account and the Charged Off Receivable Funds will be released from the escrow account and paid to the Company. Any additional collections with respect to charged-off receivables relating to a Securitized Pool that has reached the Coverage Point would be retained by the Company. Following the Split-up, all rights and obligations with respect to the Charged Off Receivable Funds will be assigned to the Company.

     FMAC has guaranteed to pay UDC $450,000 on a non-recourse basis prior to any payments pursuant to the Excess Collections Split solely from collections of the B Pieces, which obligation is secured by a pledge of the stock of FMARC and FMARC II, subordinate only to the DIP Facility, the Secured Claim Recovery Amount and prior pledges of the FMARC II stock (the "Modified UDC Fee"). Following the Split-up, the right to receive the Modified UDC Fee will be assigned to the Company.

     UDC entered into a Servicing Agreement dated December 18, 1997 (the "Owned Contracts Servicing Agreement") between UDC and the Contract Purchaser, pursuant to which the Owned Contracts would be serviced by UDC in the event that FMAC ceased to service the Owned Contracts. UDC began servicing the
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

Owned Contracts on April 1, 1998, and therefore is entitled to receive a servicing fee under the Owned Contracts Servicing Agreement. On April 1, 1998, UDC also entered into amendment(s) with FMAC and other parties to the existing Pooling and Servicing Agreements and Sale and Servicing Agreements that currently govern servicing of the receivables in the securitized pools of FMAC, which amendments provide for UDC to service the receivables in such securitized pools beginning April 1, 1998. Under these agreements, UDC will receive a servicing fee equal to the greater of (i) 3.25% per annum of the aggregate outstanding principal balance of the non-defaulted receivables computed monthly on the basis of the declining balance of the receivables portfolio or (ii) $15 per receivable per month, plus, in either case, reimbursement of certain costs and expenses. The Company's right to receive such servicing fee and reimbursement will be in part contingent on the past and future collections on each Securitized Pool and the monies available in the applicable spread account of each such Securitized Pool. All rights and obligations under the Owned Contracts Servicing Agreement, subject to the consent of the contract purchaser, and with respect to servicing the arrangements on the Securitized Pools, subject to the consent of FSA, will be assigned to the Company following the Split-up.

     On March 31, 1998, UDC contributed to FMAC all of its shares of FMAC common stock as additional consideration for UDC's acquisition of the furniture, leasehold improvements and equipment constituting FMAC's servicing platform. Following the Split-up, the FMAC servicing platform will be transferred to the Company.

     Following the Split-up, all of UDC's rights and substantially all of UDC's obligations in connection with the FMAC transaction accruing on or after the Effective Date will be assigned to the Company, except as described above.

     Transactions Regarding Reliance Acceptance Group. On February 9, 1998, UDC announced that it had agreed to enter into servicing and transition servicing arrangements with Reliance. Reliance filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on February 9, 1998. Reliance confirmed its proposed plan in open court on June 29, 1998. The bankruptcy court signed the order formally confirming the plan on July 2, 1998. The effective date of the plan confirmed plan is the close of business on July 31, 1998. Reliance is a national specialty finance company, primarily engaged in the business of purchasing and servicing finance receivables for the purchase of new or used automobiles, trucks, vans and sport utility vehicles by Sub-Prime Borrowers.

     Pursuant to a servicing agreement entered into between UDC and Reliance (the "Servicing Agreement"), as amended, on the effective date of the plan, UDC will begin servicing certain receivables of Reliance in exchange for (i) a monthly servicing fee of the greater of 4% per annum of the aggregate outstanding principal balance of all non-defaulted receivables computed monthly on the basis of the declining balance of the receivables portfolio (consisting of Reliance's portfolio of (A) prime receivables and (B) sub-prime receivables), or $15 per receivable per month plus reimbursement of certain costs and expenses; (ii) $1.3 million in proceeds realized from the sale of a pool of charged off receivables existing as of the Reliance Petition Date ("Charged-Off Proceeds"); (iii) a total of (A) 4% of the outstanding principal balance of each receivable (exclusive of defaulted and certain other receivables) sold in any bulk sale to a person other than UDC or an affiliate of UDC, and (B) $3.25 million in net collections, recovery and sale proceeds from the receivables portfolio and certain other cash receipts of Reliance reduced by any amount previously paid under clause (A) above, following payment of Reliance's primary bank debt and, if applicable, repayment to Reliance of any proceeds of litigation, the Reliance Warrants (as defined below) and equity proceeds used by Reliance to pay its primary bank debt ("Post-Bank Debt Proceeds"); and (iv) following the Company's receipt of the Post-Bank Debt Proceeds, 15% of the net collections, recovery and sale proceeds from the receivables portfolio and certain other cash receipts of Reliance (the "Incentive Fee"). Reliance, in consideration for entering into the Servicing Agreement, will receive privately issued warrants (the "Reliance Warrants") to purchase shares of UDC Common Stock as follows: 50,000 Reliance Warrants will be granted to Reliance upon the Company's receipt of the Charged-Off Proceeds; up to 100,000 Reliance Warrants will be granted to Reliance based upon the Company's receipt of up to $3.25 million of Post-Bank Debt Proceeds; and Reliance will be granted an additional 75,000 Reliance Warrants for every $1 million actually received by the Company through the Incentive Fee. The Reliance Warrants have an exercise price of $12.50 per share for
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

the first 150,000 Reliance Warrants and an exercise price for all other Reliance Warrants of the greater of $12.50 or 120% of the market price of the UDC Common Stock on the date of issuance of the Reliance Warrants. The Reliance Warrants will be exercisable as follows: (i) the first 50,000 Reliance Warrants will be exercisable for three years from the Reliance Petition Date; and (ii) all remaining Reliance Warrants will be exercisable for three years from their respective dates of issuance. The Servicing Agreement has not yet been approved by the Bankruptcy Court. The Company has agreed to pay to UDC consideration upon the issuance of each Reliance Warrant equal to the fair value of the Reliance Warrants (as determined by UDC for financial reporting purposes) on their date of issuance.

     Following the Split-up, all of UDC's rights and substantially all of UDC's obligations in connection with the Reliance transaction accruing on or after the Effective Date will be assigned to the Company, except that the Reliance Warrants will be issued from time to time as required by UDC.

     There can be no assurance that the Reliance transaction will be concluded on the terms and conditions outlined above or at all, or if concluded, that such transaction will prove profitable to the Company.

CYGNET DEALER PROGRAM

     The Company believes that many independent used car dealers have difficulty obtaining traditional working capital and, as a result, are forced to sell the finance receivables that they originate from used car sales at significant discounts in order to obtain the working capital necessary to operate their businesses. In addition, most financing programs available to independent used car dealers lessen or terminate the customer relationship between the dealer and the buyer of the used car, which dealers would otherwise maintain in order to generate referrals and/or repeat business. To capitalize on this opportunity, the Company initiated the Cygnet Dealer Program, pursuant to which the Company provides qualified dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers' finance receivable portfolios. Under both of these credit facilities, the dealer remains responsible for collection of finance receivable payments and retains control of the customer relationship. The credit facilities are for specified amounts and are subject to various collateral coverage ratios, maximum advance rates, and performance measurements depending on the financial condition of the dealer and the quality of the finance receivables originated. As a condition to providing such financing, each dealer is required to report its collection activities to the Company on a daily basis and provide the Company with periodic financial statements. In addition, the Company has initiated an internal audit program whereby dealers are audited by its internal audit department on a periodic basis. The goal of these controls is to allow the Company's account officers, who oversee the operations of each dealer participating in the program, to better ensure dealer compliance with program covenants and determine the appropriateness of continued funding under the credit facilities.

     The Company believes that the Cygnet Dealer Program fulfills the need of independent used car dealers for working capital to expand their businesses while enabling the Company to earn finance income at favorable rates and diversify its earning asset base. The Company began full-scale marketing of the program during the first quarter of 1997. As of March 31, 1998, the Company had lending relationships with a total of 43 independent dealers with advances totaling approximately $31 million.

     Targeted Dealers. The Company provides credit facilities to qualified "buy here-pay here" dealers primarily throughout the southeastern and western U.S. through the Cygnet Dealer Program. To qualify for the Cygnet Dealer Program, a dealer must generally meet the following minimum requirements:

     - Monthly sales of at least 25 cars.

     - Established management with "buy here-pay here" experience.

     - Net worth of at least $150,000 to qualify for the Dealer Collection Program and at least $500,000 for the Asset Based Loan Program.

     - Computerized inventory, receivable and collection system.

     - Satisfactory inventory and facilities.

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

     The Company's strategy is to establish active relationships with a select group of qualified dealers to which it is a primary source of funding for their finance receivables. The Company currently has made advances to dealers in 14 states, and intends to expand its operations in selected markets throughout the country.

     The independent dealer financing industry consists of a number of national and regional finance companies, plus certain institutional lenders, that typically fund finance receivables on behalf of dealers based upon either "collection" or "point of sale" programs. Pursuant to the "collection" program, the dealer submits finance receivables to a finance company for collection and the dealer is advanced a portion of the finance receivables stream of payments as an advance, which is non-recourse to the dealer. These finance receivables are then placed into a pool for collection. The finance company performs all of the collection activity on these accounts and retains 20% of each dollar collected as a servicing fee. The remaining 80% of each dollar collected is paid to the finance company until the up-front advance to the dealer plus accrued interest is paid in full. If and when the advance to the dealer plus accrued interest is paid in full, then 80% of the remaining payments collected are remitted back to the dealer. Under the "point of sale" program, the dealer submits credit applications to the finance company, and upon approval, the finance receivable is forwarded to the finance company for funding. Finance companies may or may not provide financing depending on their own internal underwriting guidelines. Assuming financing is approved, finance receivables typically are purchased at a discount with the finance company assuming all responsibility for collection and servicing. The Company believes that its Dealer Collection and Asset Based Loan Programs are preferred by many dealers because they allow the dealers, rather than the finance company, to control collection activity and thus allow the dealers to retain servicing income and maintain the relationship with the purchaser of the automobile, which is important for customer referrals and repeat business.

     Dealer Collection Program. The Dealer Collection Program is the Company's primary program offered to independent dealers. Pursuant to this program, the Company purchases finance receivables from a qualified dealer on a full recourse basis. The dealer remains responsible for the collection of the contract payments and retains control of the customer relationship. The Company typically purchases finance receivable contracts at 65% to 75% of the principal balance subject to a maximum of 170% of the Kelly Blue Book wholesale price. All cash collections, including regular monthly payments, payoffs and repurchases, are deposited directly by the dealer into a bank account maintained by the Company. The Company retains all regular monthly cash payments and payoffs, subject to the payment of a servicing fee to the dealer generally equal to 20% to 25% of the regular monthly cash payments collected, payable on the 10th day following the month of collection. Finance receivables must have a minimum annual percentage rate of 21% or the maximum allowed by applicable state usury law. If the interest rate of finance receivables is less than 21%, then the purchase price is lowered to increase the effective yield to the Company.

     Generally, each dealer pays a nonrefundable initial audit fee plus a processing fee per contract or provides a security deposit. The dealer is required to repurchase all finance receivable contracts that are 45 days delinquent at a price equal to the original purchase percentage multiplied by the outstanding principal balance plus accrued and unpaid interest on that contract. The Dealer Collection Program is full recourse to the dealer and typically includes personal guarantees by the principal owners of the dealership.

     Asset Based Loan Program. The Company also provides the Asset Based Loan Program to dealers pursuant to which the Company provides to qualified dealers a secured revolving line of credit. Pursuant to the Asset Based Loan Program, the Company advances to qualified dealers, on a full recourse basis, up to 65% of the principal amount of finance receivables subject to a maximum of 170% of the Kelly Blue Book wholesale price of the underlying collateral. The Company also charges an annual commitment fee of 1% to 2% of the available line and interest on any amounts outstanding at the rate of prime plus 5% to 9%. In addition, each dealer generally pays a nonrefundable initial audit fee plus a processing fee per contract.

     Under the Asset Based Loan Program, the dealer is responsible for collection of contract payments and maintaining the customer relationship. All cash collections, including regular monthly payments, payoffs and repurchases, are deposited directly into a bank account maintained by the Company. Finance receivables that are 45 days delinquent are deemed to be ineligible collateral and are excluded from the calculation of the

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

amount available under the line of credit. If the exclusion of ineligible collateral causes the line to become over funded, then the dealer must either pay down the line or assign additional qualifying finance receivables to the Company. Each line of credit provides for full recourse to the dealer, typically with full guarantees by the principal owners of the dealership.

     In certain instances when a dealer reaches the maximum commitment amount under the credit facility, the Company will consider purchasing the finance receivables from the dealer as part of the overall lending relationship. In such event, the Company typically purchases the finance receivables for an amount equal to between 70% to 85% of the net principal balance depending on the interest rates on the finance receivables, the seasoning of the finance receivables, and the extent of limited recourse to the dealer.

     Qualification Process and Underwriting Guidelines. Each dealer that wishes to qualify to participate in the Cygnet Dealer Program must provide a fully completed application form and supporting documentation, including financial statements, tax returns, contract receivable aging reports, and vehicle inventory reports, among others. After review of the application form and supporting documentation, assuming compliance with the Company's minimum requirements, a proposal letter is sent to the dealer outlining the proposed terms of the financing program. To participate in the program, the dealer then must sign and deliver the proposal letter to the Company, together with a non-refundable deposit of $2,500, after which an initial on-site audit is performed by the Company's internal audit department. The audit consists of reviewing and testing payments, inventory, down payments, repos/charge-offs, systems, collections/servicing, and financial statements. In addition, a member of the Company's Internal Credit Review Committee typically will visit the dealer and meet with its owners and key personnel to review its operations. Following the initial on-site audit, a formal written audit report is prepared and presented to the Company's Internal Credit Review Committee for approval. A unanimous vote of this committee is required for approval. After approval has been received, the Company prepares legal documents, which must be signed and delivered by the dealer prior to participating in the program.

     Each dealer participant in the Cygnet Dealer Program must follow certain guidelines with respect to originating finance receivables. These guidelines include customer-related guidelines that focus on the customer's stability, ability to pay, and willingness to pay, and term, vehicle and rate related guidelines that deal specifically with the minimum requirements for the car's mileage as related to the term of finance receivables, and the minimum annual percentage rate of the finance receivables. Each dealer is required to package originated finance receivables in accordance with guidelines established by the Company, which require the dealer to provide certain documentation identified on a checklist from each borrower. The dealer then sends the finance receivable packages to the Company's processing center where the contents are reviewed to ensure compliance with the Company's guidelines. After verification of certain information by the Company's personnel, the information with respect to each file is keyed into the Company's loan processing system. Typically, the time from receipt of the finance receivable packages to actual funding takes from 48 to 72 hours.

     The Company follows a variety of procedures to limit losses from defaults under the Dealer Collection and Asset Based Loan Programs. Prior to making an advance under one of its programs, the Company performs an initial review and audit of each dealer, verifies finance receivables before funding (which verification may include an interview of the borrower, verification of the borrower's employment, residence, and a reference) to ensure compliance with Cygnet Dealer Program credit guidelines, and obtains agreements and personal guarantees from the dealer and its owners that provide a variety of remedies to the Company in case of a default. After an advance has been made, the Company maintains a loan tracking system that monitors collection activities by the dealer and keeps track of delinquencies, collections, repurchases and quality of finance receivables, conducts on-site audits of each dealer at least semiannually, reviews dealer financial statements on a quarterly basis and, if advances exceed $2.5 million for a single dealer, requires annual audits to be performed by an independent certified public accounting firm. In the event of default by a dealer, the Company is capable of assuming all collection efforts with respect to the dealer's portfolio. In anticipation of such event, the Company maintains updated computerized records on all finance receivables and has the infrastructure in place to directly perform collections with respect to the portfolio. The Company also may pursue other remedies involving the pursuit of additional collateral, providing assistance to a dealer with respect to the collection of payments and workout related items, and pursuing personal guarantees of the owners.

PURSUIT OF OPPORTUNITIES IN INSURANCE MARKET

     The finance receivables that the Company purchases in bulk generally require borrowers to obtain casualty insurance within 30 days of their vehicle purchase. While all borrowers are free to obtain such coverage from an insurer of their choice, if a borrower fails to obtain the required coverage, the Company may purchase a policy on the borrower's behalf and charge back to the customer the cost of the premiums and fees associated with such policy.

     To facilitate its ability to force place mandated insurance coverage, and to provide continual monitoring of the primary insurance status of each loan within the Company's portfolio, the Company recently began negotiating the acquisition of or a management agreement with an insurance agency that offers insurance-related products and services primarily to holders of large portfolios of vehicle and residential mortgage loans, including banks, savings and loan associations, finance companies, credit unions, and automobile dealers, among others. The Company anticipates that this transaction, if completed, would enable the Company to more effectively manage the risk of loss related to its portfolios of loan receivables and offer more a comprehensive set of products and services to financial institutions and independent used car dealers participating in the sub-prime segment of the automobile financing industry.

SERVICING SYSTEMS AND SOFTWARE

     In its bulk purchase and servicing operations, the Company currently uses a third party service bureau to process loan collection information. The agreement with this service bureau expires at the end of December 1998, although the Company may extend this arrangement on a month-to-month basis at increasing rates. The Company has entered into an agreement with a new third party service bureau, Affiliated Computer Services, Inc. ("ACS"), and expects to convert its loan processing and collection systems by year-end 1998. The Company anticipates that this service bureau will provide enhanced collection support. ACS will also provide disaster recovery and Year 2000 compliance services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

     In its Cygnet Dealer Program, the Company currently utilizes a proprietary loan collection system. Pursuant to this system, the Company inputs data on each finance receivable independently of, but consistently with each dealer's system in order to effectively monitor portfolio performance. The Company recently signed a separate agreement with ACS to process the Cygnet Dealer Program. Due to the unique characteristics of the Cygnet Dealer Program, ACS will make a number of custom software enhancements to enable the program to run on the ACS system. The custom software changes and conversion from the Company's in-house system to ACS is scheduled for completion prior to year end 1998. In addition to the ACS system, the Company is developing a custom loan underwriting and funding software module that will also serve as an interface between the individual dealers' systems and the ACS system. During 1999, the Company intends to migrate the dealers from their separate, stand alone loan systems to the ACS system for purposes of loan servicing and collections. Upon full implementation of the ACS system, dealers will be able to enter transactions directly into the loan system, eliminating the redundancy of Company input. This system will provide the Company with real time access to information regarding each dealer's finance receivable portfolio and allow the Company to audit more closely the activities of each dealer. In addition, this system will enable the Company to promptly assume servicing from dealers that go into default to help preserve the Company's investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

COMPETITION

     The markets in which the Company competes are highly competitive. With respect to its Cygnet Dealer Program and bulk purchasing and servicing operations, the Company competes with a variety of finance companies, financial institutions, and providers of financial services, many of whom have significantly greater resources, including access to lower priced capital. In addition, there are numerous financial services companies serving, or capable of serving, these markets. While traditional financial institutions, such as commercial banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers, have not consistently served the sub-prime markets, the yields earned by companies involved in sub-prime financing have encouraged certain of these traditional institutions to enter, or contemplate entering, these markets. Increased competition may adversely affect the rates earned under the Cygnet Dealer Program and the Company's yields and fees under its bulk purchasing and servicing arrangements.

REGULATION, SUPERVISION, AND LICENSING

     The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the finance receivables that the Company bulk purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers.

     The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.

EMPLOYEES

     As of the Effective Date, the Company expects to employ approximately 280 persons. None of the Company's employees are covered by a collective bargaining agreement.

PROPERTIES

     As of the Effective Date, the Company will assume leases, or sublease from UDC, headquarters facilities located at Phoenix, Arizona and servicing facilities at Nashville, Tennessee, Denver, Colorado, and Plano, Texas. These leases have expiration dates ranging from September 30, 1998 to June 14, 2002. The Company believes these facilities are sufficient for its present operations.

LEGAL PROCEEDINGS

     The Company currently is not a party to any material pending legal proceedings. Notwithstanding the foregoing, the Company, in the ordinary course of business, expects to receive complaints from borrowers relating to alleged violations of federal and state consumer lending or other similar laws and regulations. While most of these complaints typically are made directly to the lender or to various consumer protection organizations and are subsequently resolved, the Company may be named occasionally as a defendant in civil suits filed by borrowers in state, local or small claims courts. There can be no assurance that the Company will not be a target of similar claims in the future.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Information concerning the names, ages, terms, positions with the Company, and business experience of those persons who will become the Company's directors and executive officers on the Effective Date of the Split-up is set forth below as of July 1, 1998.

                                                                                       TERM AS
                                                                                       DIRECTOR
NAME                                   AGE                  POSITION                   EXPIRES
----                                   ---                  --------                   --------
Ernest C. Garcia, II.................  41     Chairman of the Board, Chief               1999
                                              Executive Officer, and President
Robert J. Abrahams(1)................  71     Director                                   1999
Christopher D. Jennings(1)(2)........  44     Director                                   1999
Gary L. Trujillo.....................  37     Director                                   1999
Frank P. Willey(2)...................  44     Director                                   1999
Steven P. Johnson....................  38     Senior Vice President and General
                                                Counsel
Donald L. Addink.....................  48     Senior Vice President and Senior
                                              Analyst
Eric J. Splaver......................  35     Chief Financial Officer
Raymond C. Fidel.....................  40     President -- Cygnet Dealer Finance,
                                              Inc.
Gregory R. Ciccolini.................  42     Chief Information Officer

---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Ernest C. Garcia II has served as the Chairman of the Board and Chief Executive Officer of UDC since its founding in 1992, and served as President from 1992 to 1996. Since 1991, Mr. Garcia has served as President of Verde Investments, Inc. ("Verde"), a real estate investment corporation that is wholly-owned by Mr. Garcia. Prior to 1992, when he founded UDC, Mr. Garcia was involved in various real estate, securities, and banking ventures. Upon the Effective Date Mr. Garcia will continue as the Chairman of the Board of UDC. Mr. Garcia's sister is married to Mr. Johnson. See below, "Management -- Involvement in Certain Legal Proceedings," "Principal Stockholders," and "Certain Relationships and Related Transactions."

     Robert J. Abrahams has served as a director of UDC since June 1996. Mr. Abrahams has served since 1988 as a consultant to the financing industry, including service as a consultant to UDC from 1994 to 1995. From 1960 to 1988, Mr. Abrahams was an executive officer of Heller Financial, Inc., a finance company. Prior to joining Heller Financial, Inc., Mr. Abrahams co-founded Financial Acceptance Company in 1948. Upon the Effective Date Mr. Abrahams will continue as a director of UDC. Mr. Abrahams is also a director of Smart Choice Automotive Group, Inc., a retail automotive and finance company, and HMI Industries, Inc., a manufacturing and direct selling company.

     Christopher D. Jennings has served as a director of UDC since June 1996. Mr. Jennings currently serves as Managing Director of Friedman, Billings, Ramsey & Co., Inc., an investment banking firm. Mr. Jennings served as a managing director of Cruttenden Roth Incorporated, an investment banking firm, from 1995 to April 1998. From 1992 to 1994, Mr. Jennings served as Managing Director of investment banking at Sutro & Co., an investment banking firm. From 1989 to 1992, Mr. Jennings served as Senior Managing Director at Maiden Lane Associates, Ltd., a private equity fund. Prior to 1989, Mr. Jennings served in various positions with, among others, Dean Witter Reynolds, Inc., and Warburg Paribas Becker, Inc., both of which are investment banking firms. Upon the Effective Date Mr. Jennings will continue as a director of UDC. See "Certain Relationships and Related Transactions" and "-- Principal Stockholders."

     Gary L. Trujillo is the founder of and has served as President and Chief Executive Officer of Southwest Harvard Group, a privately held company engaged in asset management and venture capital activities, since 1990. Prior to forming Southwest Harvard Group, from 1983 to 1990 Mr. Trujillo was a Wall Street investment banker working in New York City, initially with Salomon Brothers Inc. Mr. Trujillo currently is a board member at Norwest Bank, N.A.

     Frank P. Willey has served as a director of UDC since June 1996. Mr. Willey has served as the President of Fidelity National Financial, Inc., one of the nation's largest title insurance underwriters, since January 1995. From 1984 to 1995, Mr. Willey served as the Executive Vice President and General Counsel of Fidelity National Title. Mr. Willey is also a director of Fidelity National Financial, Inc., CKE Restaurants, Inc., an operator of various quick-service restaurant chains, and Southern Pacific Funding Corporation, a specialty finance company that originates, purchases, and sells high-yield, non-conforming mortgage loans.

     Steven P. Johnson has served as Senior Vice President, Secretary, and General Counsel of UDC since its founding in 1992. Since 1991, Mr. Johnson has also served as the Senior Vice President and General Counsel of Verde. Prior to 1991, Mr. Johnson practiced law in Tucson, Arizona. Mr. Johnson is licensed to practice law in Arizona and Colorado and is married to the sister of Mr. Garcia.

     Donald L. Addink has served as the Vice President -- Senior Analyst of UDC since 1995 and also serves as the Vice President of Verde. From 1988 to 1995, Mr. Addink served as Executive Vice President of Pima Capital Co., a life insurance holding company. Prior to 1988, Mr. Addink served in various capacities with a variety of insurance companies. Mr. Addink is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

     Eric J. Splaver has served as Corporate Controller of UDC since May 1994. From 1986 to 1994, Mr. Splaver worked as a certified public accountant with KPMG Peat Marwick LLP.

     Ray Fidel has served as President of Cygnet Dealer Finance, Inc., since February 1997. On the Effective Date, Mr. Fidel will continue in his position with Cygnet Dealer Finance, Inc. Prior to February 1997, Mr. Fidel served as Managing Director of two financial corporations engaged in the asset-based lending industry. Mr. Fidel was so employed from July 1995 to February 1997 with Fidelity Funding Corporation and from March 1991 to June 1995 with DVI Business Credit, a subsidiary of DVI, Inc., a New York Stock Exchange listed company. See below "Management -- Involvement in Certain Legal Proceedings."

     Gregory R. Ciccolini has served as Chief Information Officer since June 1998. From 1997 to 1998, Mr. Ciccolini was a Consulting Manager for SunGard Planning Solutions, a company engaged in data center disaster recovery planning and testing for Fortune 500 companies. From 1993 to 1997, Mr. Ciccolini served as Vice President and Systems Director for Bank of America Arizona. Prior to 1993, Mr. Ciccolini served as Vice President and Information Systems Audit Manager for several southwestern financial institutions.

     Directors of the Company are elected for one year terms. Each director of the Company serves until the following annual meeting of the Company, until his successor is duly elected and qualified, or until retirement, resignation, or removal. Executive officers of the Company serve at the discretion of the Board of Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Prior to 1992, when he founded UDC, Mr. Garcia was involved in various real estate, securities, and banking ventures. Arising out of two transactions in 1987 between Lincoln Savings & Loan Association ("Lincoln") and entities controlled by Mr. Garcia, the Resolution Trust Corporation (the "RTC"), which ultimately took over Lincoln, asserted that Lincoln improperly accounted for the transactions and that Mr. Garcia's participation in the transactions facilitated the improper accounting. Facing severe financial pressures, Mr. Garcia agreed to plead guilty to one count of bank fraud, but, in light of his cooperation with authorities both before and after he was charged, was sentenced to only three years probation (which has expired), was fined $50 (the minimum fine the court could assess), and, during the period of his probation, which ended in 1996, was banned from becoming an officer, director or employee of any federally-insured financial institution or a securities firm without governmental approval. Because Cygnet is not a federally-insured institution and Mr. Garcia's probationary period has expired, this ban does not apply to Mr. Garcia's activities on behalf of Cygnet. In separate actions arising out of this matter, Mr. Garcia agreed not to violate the securities laws, and filed for bankruptcy both personally and with respect to certain entities he has controlled. The bankruptcies were discharged by 1993. In certain circumstances, Mr. Garcia could acquire a controlling interest in the Company. See "-- Risks Relating to the Rights Offering -- Ownership of Common Stock by Mr. Garcia." As a result of his position as Chairman of the Board, Chief Executive Officer, and President of Cygnet and by virtue of his ability to acquire a significant percentage of the Common Stock after the Rights Offering, Mr. Garcia will have significant influence over the Company's activities.

     From February 1982 to April 1989, Lincoln employed Mr. Fidel, between 1988 and 1989, as its President. Following the takeover of Lincoln by the RTC in 1989, Mr. Fidel and others were charged with fraud (the "Complaint") arising out of the sale of bonds at Lincoln of its parent company, American Continental Corporation ("ACC"). With the filing of the Complaint, Mr. Fidel, without admitting or denying any of the allegations in the Complaint, consented to the entry of a permanent injunction against further violations of the securities laws. Mr. Fidel pled guilty in 1991 to two counts of federal securities fraud, and to six counts in California State court (five relating to fraud and one relating to the sale of securities without qualification) arising out of this matter. In light of Mr. Fidel's cooperation with authorities in their prosecution of executives of ACC, including Charles H. Keating, Jr., and Mr. Fidel's efforts in stopping bond sales at Lincoln, Mr. Fidel was given three years of probation, which has expired.

EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to UDC during the three fiscal years ended December 31, 1997, of those persons who will be, as of the Effective Date: (i) the chief executive officer of the Company and (ii) the three other executive officers of the Company whose compensation from UDC exceeded $100,000 in the fiscal year ended December 31, 1997 (the "Named Executive Officers"). The following information is provided in accordance with SEC rules and regulations and is not necessarily indicative of the compensation structure that will exist at the Company following the Split-up, although the Company does not anticipate that such compensation structure will materially differ from the information below.

                                                                        LONG TERM COMPENSATION
                                                                     ----------------------------
                                          ANNUAL COMPENSATION         SECURITIES
                                      ---------------------------     UNDERLYING      ALL OTHER
                                               SALARY      BONUS       OPTIONS       COMPENSATION
    NAME AND PRINCIPAL POSITION       YEAR      ($)         ($)      AWARDS(#)(1)       ($)(2)
    ---------------------------       ----    --------    -------    ------------    ------------
Ernest C. Garcia, II................  1997    $131,677         --           --         $  3,935(3)
  Chairman of the Board, Chief        1996     121,538         --           --            3,873(3)
  Executive Officer, and President    1995     100,000         --           --            3,151(3)
Donald L. Addink....................  1997     139,671    $10,000           --              950
  Senior Vice President -- Senior     1996     122,142     10,000       42,000              485
  Analyst                             1995      71,026     10,000       58,000              984
Steven P. Johnson...................  1997     131,677         --       20,000              820
  Senior Vice President and General   1996     121,538         --       25,000              566
  Counsel                             1995     100,000         --           --              177
Raymond C. Fidel....................  1997     132,692         --       75,000           11,000(4)
  President -- Cygnet Dealer
     Finance,                         1996          --         --           --               --
  Inc.                                1995          --         --           --               --

---------------
(1) The amounts shown in this column represent stock options granted pursuant to UDC's Long-Term Incentive Plan. Generally, options are subject to vesting over a five-year period, with 20.0% of the options becoming exercisable on each successive anniversary of the date of grant.

(2) The amounts shown in this column include the dollar value of 401(k) plan contributions made by UDC for the benefit of the Named Executive Officers.

(3) This amount includes a $2,985 car allowance during 1997, and a $2,950 car allowance during both 1996 and 1995, respectively, for Mr. Garcia.

(4) This amount represents a car allowance for Mr. Fidel during 1997.

OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth information with respect to UDC options granted during the fiscal year ended December 31, 1997 to the Named Executive Officers. As set forth in the Capitalization Agreement between UDC and the Company, generally, on the Effective Date, each stock option for UDC Common Stock held by a Cygnet employee will be surrendered and, in exchange therefor, a new option will be granted under the Cygnet Financial Corporation 1998 Stock Incentive Plan (the "1998 Plan") for a number of shares of Cygnet Common Stock, and at an exercise price, intended to preserve for such Cygnet employee the economic value of the shares subject to the UDC option, including the spread between the exercise price and the fair market value of the shares subject to the UDC option. See "-- Cygnet Financial Corporation 1998 Stock Incentive Plan."

                                               INDIVIDUAL GRANTS
                              ----------------------------------------------------
                                             PERCENT
                              NUMBER OF      OF TOTAL                                POTENTIAL REALIZABLE VALUE AT
                              SECURITIES     OPTIONS/                                    ASSUMED ANNUAL RATE OF
                              UNDERLYING       SARS                                      STOCK APPRECIATION FOR
                               OPTIONS/     GRANTED TO     EXERCISE                           OPTION TERM
                                 SARS      EMPLOYEES IN      PRICE      EXPIRATION   ------------------------------
            NAME               GRANTED     FISCAL YEAR    (PER SHARE)      DATE           5%              10%
            ----              ----------   ------------   -----------   ----------   ------------    --------------
Ernest C. Garcia, II........        --           --             --             --            --                --
Donald L. Addink(1).........        --           --             --             --            --                --
Steven P. Johnson(2)........    20,000          3.4%        $15.75        5/27/03      $107,130        $  243,042
Raymond C. Fidel(3).........    75,000         12.9%         18.75        2/07/07       893,389         2,250,200

---------------
(1) During January 1998, Mr. Addink was granted options to purchase 25,000 shares of UDC Common Stock under the UDC 1998 Executive Incentive Plan (the "UDC Executive Plan") at an exercise price of $8.25 per share. Such options will be converted, on the Effective Date, to options to purchase 25,000 shares of Common Stock under the 1998 Plan at an exercise price of $7.00 per share.

(2) During January 1998, Mr. Johnson was granted options to purchase 25,000 shares of UDC Common Stock under the UDC Executive Plan at an exercise price of $8.25 per share. Such options will be converted, on the Effective Date, to options to purchase 25,000 shares of Common Stock under the 1998 Plan at an exercise price of $7.00 per share. In addition, Mr. Johnson's remaining options to purchase UDC Common Stock will be cancelled as of the Effective Date, and in consideration Mr. Johnson will be granted, on the Effective Date, 15,000 shares of restricted Common Stock vesting over a specified period of time from the Effective Date. See "-- Contracts with Directors and Executive Officers."

(3) On the Effective Date, Mr. Fidel's options listed above will be converted to options to purchase 84,000 shares of Common Stock under the 1998 Plan at an exercise price of $7.00 per share. In addition, during January 1998 these UDC Long Term-Incentive Plan options were repriced at an exercise price of $9.75 per share.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND OPTION VALUES AS OF DECEMBER 31, 1997 OF NAMED EXECUTIVE OFFICERS

     The table below sets forth information with respect to UDC Common Stock options exercised during fiscal year 1997 and held as of December 31, 1997 by the Named Executive Officers. UDC has never issued any other forms of stock based awards to its Named Executive Officers.

                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING OPTIONS AT        IN-THE-MONEY OPTIONS AT
                           SHARES                        FISCAL YEAR END(#)(1)         FISCAL YEAR END($)(2)
                         ACQUIRED ON      VALUE       ---------------------------   ---------------------------
         NAME            EXERCISE(#)   REALIZED($)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----            -----------   -----------    -----------   -------------   -----------   -------------
Ernest C. Garcia, II...        --             --            --             --             --              --
Donald L. Addink.......    63,000       $622,490(3)     17,000         20,000             --         $35,000
Steven P. Johnson(4)...        --             --         5,000         40,000         $3,500         $14,000
Raymond C. Fidel.......        --             --            --             --             --              --

---------------
(1) Generally, UDC options are subject to vesting over a five-year period, with 20.0% of the options becoming exercisable on each successive anniversary of the date of grant under UDC's Long-Term Incentive Plan.

(2) In-the-money UDC options are options for which the option exercise price (the fair market value on the date of grant) was lower than the market price of UDC's Common Stock on December 31, 1997, which market price of $8.50 per share was based on the closing price of UDC's Common Stock on that date as reported by Nasdaq. The values in the last two columns have not been, and may never be, received by the Named Executive Officers. Actual gains, if any, on option exercises will depend on the value of UDC's Common Stock as applicable on the exercise dates. Accordingly, there can be no assurance that the values shown in the last two columns will be realized. The closing price of UDC's Common Stock on July 28, 1998 was $7.6875 per share.

(3) The value realized represents the value of stock options exercised by Mr. Addink during the last fiscal year. During this period, he exercised options to acquire 63,000 shares of UDC's Common Stock. The value realized was calculated by subtracting the exercise price of Mr. Addink's options from the fair market value of UDC's Common Stock underlying the options as of the exercise date. The fair market value of UDC's Common Stock was based on the closing price of the stock on the date of exercise as reported by Nasdaq. Pursuant to UDC's Long-Term Incentive Plan documents, the exercise date was the date Mr. Addink provided notice of his exercise to the Company and method of payment.

(4) Does not include $105,000 worth of restricted Common Stock at the $7.00 Subscription Price (15,000 shares) to be issued to Mr. Johnson upon the Effective Date of the Split-up. The restricted stock will vest over a specified period from the Effective Date. See "-- Contracts with Directors and Executive Officers."

CYGNET FINANCIAL CORPORATION 1998 STOCK INCENTIVE PLAN

     The Compensation Committee of the Company's Board of Directors will administer the 1998 Plan. Under the 1998 Plan, the Company may grant incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, and performance-based awards to employees, consultants, independent directors, and advisors of the Company. The Company believes that the 1998 Plan will promote the success and enhance the value of the Company by linking the personal interests of participants to those of the Company's stockholders and providing participants with an incentive for outstanding performance. Upon the Effective Date, the total number of shares of Common Stock available for awards under the 1998 Plan will be 1,050,000, subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to the Company's total number of issued and outstanding shares of Common Stock. Except with respect to options to purchase UDC Common Stock held by Mr. Splaver and another employee, each option to purchase UDC Common Stock held by each employee of UDC who will become an employee of the Company will be cancelled as of the Effective Date and new options to purchase Common Stock will be issued under the 1998 Plan ("Replacement Options").

Thus, it is expected that as of the Effective Date, Replacement Options to purchase approximately 284,000 shares of Common Stock will be outstanding under the 1998 Plan. For additional information concerning the Replacement Options, see "-- Aggregated Option Exercises in the Last Fiscal Year and Option Values as of December 31, 1997 of Named Executive Officers."

     The 1998 Plan is administered by the Board of Directors or a committee of the Board who qualify as non-employee directors and outside directors, which has the authority to administer the 1998 Plan, including the power to determine eligibility, the type and number of awards to be granted, and the terms and conditions of any award granted, including the price and timing of awards, vesting, and acceleration of such awards (other than performance-based awards). The 1998 Plan limits the awards that can be granted to a single participant to no more than 250,000 shares of Common Stock during any single calendar year. The exercise price of options granted under the 1998 Plan will generally equal the fair market value of the Common Stock on the date of grant except that the committee is permitted to grant options at below fair market value. However, the Replacement Options will be granted with exercise prices designed to approximate the value of the UDC options previously held by the optionees. The committee may, with the Board's approval, terminate, amend, or modify the 1998 Plan at any time but no such termination, amendment, or modification may affect any stock options, SARs, or restricted stock awards then outstanding under the 1998 Plan without the participant's consent. Also, any such termination, amendment, or modification is subject to any stockholder approval required under applicable law or by any national securities exchange or association on which the Common Stock is then listed or reported. The committee may amend the term of any award or option theretofore granted, retroactively or prospectively, but no such amendment shall adversely affect any such award or option without the holder's consent.

401(k) PLAN

     The Company anticipates that it will adopt a 401(k) plan, under which eligible employees may direct that a portion of their compensation, up to a legally established maximum, be withheld by the Company and contributed to their account. All 401(k) plan contributions will be placed in a trust fund to be invested by the 401(k) plan's trustee, although the 401(k) plan will permit participants to direct the investment of their account balances among mutual or investment funds available under the plan. The 401(k) plan will provide a matching contribution of 10% of a participant's contributions and discretionary additional matchings if authorized by the Company.

CHANGE OF CONTROL ARRANGEMENTS

     In the event of a "Change of Control" of the Company: (i) all options and other share-based awards granted under the 1998 Plan will become immediately exercisable; (ii) any restriction periods and restrictions imposed on restricted stock granted under the 1998 Plan will lapse; and (iii) the target value attainable under all performance units and other performance-based awards granted under the 1998 Plan shall be deemed to have been fully earned, unless, in each case, the surviving entity agrees to assume the awards in a manner that substantially preserves the participants' rights and benefits. Under the 1998 Plan, a Change in Control occurs upon any of the following events: (a) any person (other than a current stockholder or any employee benefit plan) becoming the beneficial owner of 20% or more of the Company's Common Stock; (b) during any two-year period, the persons who are on the Company's Board of Directors at the beginning of such period and any new person elected by two-thirds of such directors cease to constitute a majority of the persons serving on the Board of Directors; or (c) the Company's stockholders approve (1) a merger or consolidation of the Company with another corporation where the Company is not the surviving entity other than a merger in which the Company's stockholders before the merger have the same proportionate ownership after the merger, (2) a plan of complete liquidation or dissolution, or (3) any sale, lease, or other transfer of 40% or more of the Company's assets, other than pursuant to a sale-leaseback, structured finance, or other form of financing transaction. See also additional change of control arrangements at "Management -- Contracts with Directors and Executive Officers."

CONTRACTS WITH DIRECTORS AND EXECUTIVE OFFICERS

     On January 1, 1996, UDC entered into a three-year employment agreement with Mr. Ernest C. Garcia II. The agreement establishes Mr. Garcia's base salary for 1997 at $132,000 per year and provides a minimum 10.0% increase in the base salary each year throughout the term of the agreement. In addition, the agreement provides for the continuation of Mr. Garcia's base salary and certain benefits for a period of one year in the event Mr. Garcia is terminated by UDC without cause prior to the expiration of that agreement. The agreement also contains confidentiality and non-compete covenants. On the Effective Date, Mr. Garcia's employment agreement will be assigned to and assumed by the Company.

     On June 1, 1995, UDC entered into a five-year employment agreement with Mr. Donald L. Addink, which was amended and restated effective August 1, 1997. The restated agreement establishes Mr. Addink's base salary at $165,000 per year beginning on or around the effective date of the restated employment agreement, a $10,000 bonus payment upon execution of the restated employment agreement, certain benefits, and the continuation of Mr. Addink's base salary and certain benefits for a period of one year in the event Mr. Addink is terminated by UDC without cause prior to expiration of the restated employment agreement. The restated employment agreement also contains confidentiality and non-compete covenants. On the Effective Date, Mr. Addink's employment agreement will be assigned to and assumed by the Company.

     On May 14, 1998, the Company entered into an employment agreement with Mr. Gregory R. Ciccolini, the Company's chief information officer. The agreement establishes Mr. Ciccolini's base salary at $120,000 per year, beginning on or around the effective date of the agreement and other benefits. The agreement also provides for a stock option grant of 20,000 shares of Common Stock, and a grant of 7,143 shares (estimated value of $50,000) of restricted Common Stock, both effective as of the Effective Date. The option grant and restricted stock grant were made at the $7.00 Subscription Price. The initial option grant consisted of a NQSO under the 1998 Plan, with terms and conditions consistent with the plan's general terms. The restricted stock award consisted of Common Stock of the Company, which vests on June 1, 2002, provided Mr. Ciccolini is then employed by the Company. The agreement provides for the continuation of Mr. Ciccolini's base salary for a six month period in the event Mr. Ciccolini is terminated by the Company without cause prior to his one year anniversary date with the Company (i.e., prior to June 1, 1999) ("Severance Benefit"). The agreement contains a "Change of Control" provision that provides that upon such an event occurring and either (a) Mr. Ciccolini himself terminates his employment with the Company within 12 months after the change of control; or (b) the Company terminates Mr. Ciccolini without cause within 90 days prior to the change of control or within 12 months after the change of control, then in any such event, Mr. Ciccolini's initial NQSO award and restricted stock grant under the agreement will automatically fully vest. If this automatic vesting occurs, no Severance Benefit shall be due to Mr. Ciccolini. The agreement provides for a definition of a "Change of Control" substantially similar to the 1998 Plan's definition, but adds an additional change of control event if Ernest C. Garcia, II is removed and/or resigns as Chairman of the Board of the Company. See "Management -- Change of Control Arrangements."

     In June 1998, the Company agreed, subject to certain conditions, to grant Mr. Johnson 15,000 shares (estimated value of $105,000) of restricted Company Common Stock on or around the Effective Date at the $7.00 Subscription Price.

     On June 16, 1998, the Company entered into an employment agreement with Mr. Eric J. Splaver, the Company's chief financial officer. The agreement establishes Mr. Splaver's base salary at $120,000 per year, beginning on or around the Effective Date and other benefits. The agreement also provides for a stock option grant of 30,000 shares of Common Stock and a grant of 14,286 shares (estimated value of $100,000) of restricted Common Stock, both effective as of the Effective Date. The option grant and restricted stock grant were made at the $7.00 Subscription Price. The initial option grant is made under the 1998 Plan, with terms and conditions consistent with the plan's general terms. The restricted stock award consisted of Common Stock of the Company, which vests pro rata over a four-year period. The agreement provides for the continuation of Mr. Splaver's base salary and certain benefits for one year in the event Mr. Splaver is terminated by the Company without cause prior to the third anniversary of the Effective Date. The agreement contains a "Change of Control" provision that provides that upon such an event occurring and either

(a) Mr. Splaver himself terminates his employment with the Company within 12 months after the change of control; or (b) the Company terminates Mr. Splaver without cause within 90 days prior to the change of control or within 12 months after the change of control, then in any such event all stock option and restricted stock granted under the agreement and thereafter, which are not yet vested, shall automatically be fully vested. The agreement provides for a definition of a "Change of Control" substantially similar to the 1998 Plan's definition, but adds an additional change of control event if Ernest C. Garcia, II is removed and/or resigns as Chairman of the Board of the Company. See "Management -- Change of Control Arrangements."

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company will establish a Compensation Committee and an Audit Committee. The Compensation Committee will consist of Messrs. Jennings and Willey, and will review executive salaries and administer any bonus, incentive compensation, and stock option plans of the Company, including the 1998 Plan. In addition, the Compensation Committee will consult with management of the Company regarding compensation policies and practices of the Company. The Audit Committee will consist of Messrs. Abrahams and Jennings, and will review the professional services provided by the Company's independent auditors, the annual financial statements of the Company, and the Company's system of internal controls.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     There will be no compensation committee interlocks and no Company officer or former officer will be a member of the Company's Compensation Committee.

COMPENSATION OF DIRECTORS

     The Company's independent directors will be compensated $1,000 for physical attendance at meetings of the Board of Directors and at meetings of committees of the Board of Directors of which they are members, and will be reimbursed for reasonable travel expenses incurred in connection with attendance at each Board and committee meeting. Board and committee members will not be compensated for their telephonic attendance at meetings. If a Board and committee meeting are held on the same day, a member who attends both meetings will receive combined total compensation of only $1,000. In addition, pursuant to the 1998 Plan expected to be adopted by the Company, upon initial appointment or initial election to the Board of Directors, each independent director of the Company will receive Company Common Stock valued at $50,000, which will be subject to vesting in equal annual increments over a three-year period as provided for under the 1998 Plan. Directors who are also officers of the Company will not be compensated for their services as directors and will not be entitled to participate in the directors' portion of the 1998 Plan.

                             PRINCIPAL STOCKHOLDERS

     UDC currently owns all of the outstanding shares of the Company's Common Stock. The following table sets forth the estimated beneficial ownership of the Company's Common Stock immediately following the Effective Date, based on beneficial ownership of UDC Common Stock on July 1, 1998 (unless another date is indicated), by: (1) each director of the Company; (2) the Named Executive Officers of the Company; (3) all directors and executive officers of the Company as a group; and (4) each anticipated beneficial owner of more than 5% of the outstanding Common Stock immediately following the completion of the Rights Offering. To the knowledge of the Company, each person listed below has sole voting and investment power with respect to his share of UDC Common Stock, except (a) to the extent that authority is shared by his spouse under applicable law, or (b) as otherwise indicated below. The estimated number of shares beneficially owned and the percentage of ownership each assume the sale of 4,750,000 shares of Common Stock in the Rights Offering, 714,286 shares of Common Stock to Mr. Garcia pursuant to the Additional Purchase Right, 500,000 additional shares of Common Stock that Mr. Garcia has the right to purchase pursuant to the exercise of the Standby Warrants, and the issuance of 36,429 restricted shares of Common Stock to certain officers of the Company.

                                                                NUMBER OF SHARES       PERCENTAGE OF
NAME OF BENEFICIAL OWNER(2)(3)                                BENEFICIALLY OWNED(1)    OWNERSHIP(1)
------------------------------                                ---------------------    -------------
Ernest C. Garcia II(4)(5)...................................        2,386,161              39.6%
Robert J. Abrahams(6).......................................            7,143             *
Christopher D. Jennings(6)..................................            7,143             *
Gary L. Trujillo(6).........................................            7,143             *
Frank P. Willey(6)..........................................            7,143             *
Steven P. Johnson...........................................           77,750               1.3%
Donald L. Addink............................................           24,500             *
Raymond C. Fidel............................................            2,500             *
Harris Associates L.P.(5)(7)................................          456,250               9.9%
Wellington Management Company, LLP(5)(8)....................          416,125               9.0%
Merrill Lynch & Co., Inc.(5)(9).............................          403,750               8.8%
FMR Corp.(5)(10)............................................          321,000               6.9%
All directors and executive officers as a group (10
  persons)..................................................        2,532,833              42.0%

---------------
 *  Represents less than one percent of the outstanding Common Stock.

 (1) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days following July 1, 1998 through the exercise of any option, warrant, or right. Shares of Common Stock subject to options, warrants, or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants, or rights, but are not deemed outstanding for computing the percentage of any other person. As described above, the amounts and percentages are based upon an estimate of 6,029,287 shares of Common Stock outstanding immediately following the completion of the Rights Offering, including 500,000 shares of the Company's Common Stock that Mr. Garcia has the right to purchase pursuant to the Standby Warrants.

 (2) Unless otherwise noted, the address of each of the listed stockholders is 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016.

 (3) Excludes 214,286 shares of Common Stock that may be purchased pursuant to the D&O Purchase Right as described herein. Also excludes certain restricted Common Stock of the Company held by its officers, which has not vested and will not vest within 60 days following July 1, 1998.

 (4) Includes 714,286 shares of Common Stock that Mr. Garcia has the right to purchase at the Subscription Price and 500,000 additional shares of Common Stock that Mr. Garcia has the right to purchase pursuant to the exercise of the Standby Warrants. Also includes shares of Common Stock held indirectly by Mr. Garcia through a nonprofit corporation and Verde Investments, Inc. ("Verde"), an affiliate of Mr. Garcia. Mr. Garcia has sole voting and dispositive power over these shares of Common Stock.

 (5) The Company knows of no other person who would beneficially own more than five percent of the Common Stock as of the Effective Date based upon beneficial ownership of UDC Common Stock as of July 1, 1998 (unless another date is indicated).

 (6) The total for each independent Board of Director member includes 7,143 shares of Common Stock granted under the Company's 1998 Plan. Shares having a total value of $50,000 on or about the date of grant (i.e., approximately 7,143 shares of Common Stock) will be granted and issued to each independent Board member upon his appointment or election to the Board of Directors as of the Effective Date. Pursuant to the 1998 Plan, these shares generally vest over a three-year period at an annual rate of 33%, beginning on the first anniversary date after the date of grant.

 (7) Beneficial ownership was estimated based on Schedule 13G filings reporting beneficial ownership of UDC Common Stock as of December 31, 1997, by Harris Associates L.P. ("Harris") and an affiliate of Harris, Harris Associates Investment Trust and related funds ("Harris Trust"), all located at Two North LaSalle Street, Suite 500, Chicago, Illinois 60602. According to these Schedule 13Gs, Harris has shared voting and dispositive power over 1,825,000 shares of UDC Common Stock (including 1,750,000 shares attributable to Harris Trust) and Harris Trust has shared voting and dispositive power over 1,750,000 shares of UDC Common Stock. The Company makes no representation as to the accuracy or completeness of the information provided in this footnote or the above beneficial ownership table related to the same, which is based solely on the Schedule 13G filings of Harris and Harris Trust.

 (8) Beneficial ownership was estimated based on Schedule 13G filings reporting beneficial ownership of UDC Common Stock as of December 31, 1997, by Wellington Management Company, LLP, at 75 State Street, Boston, Massachusetts 02109. According to the Schedule 13G filings, Wellington Management Company, LLP has shared voting power over 767,100 shares of UDC Common Stock and shared dispositive power over 1,664,500 shares of UDC Common Stock. The Company makes no representation as to the accuracy or completeness of the information provided in this footnote or the above beneficial ownership table related to the same, which is based solely on Wellington Management Company, LLP's Schedule 13G filing.

 (9) Beneficial ownership was estimated based on Schedule 13G filings reporting beneficial ownership of UDC Common Stock as of December 31, 1997, by Merrill Lynch & Co., Inc. ("Merrill Parent") and four (4) of its subsidiaries and/or affiliates, including Merrill Lynch Global Allocation Fund, Inc. ("Merrill Global"). Merrill Parent and one of its subsidiary/affiliates that is included within this Merrill Schedule 13G filing are located at 250 Vesey Street, New York, New York 10281. Merrill Global and the other two (2) subsidiaries/affiliates that are included within this Merrill Schedule 13G filing are located at 800 Scudders Mill Rd., Plainsboro, New Jersey 08536. According to the Schedule 13G, Merrill Global has shared voting and dispositive power over 1,530,000 shares of UDC Common Stock and Merrill Parent along with each of its other three subsidiaries and/or affiliates have shared voting and dispositive power over 1,615,000 shares of UDC Common Stock. The Company makes no representation as to the accuracy or completeness of the information provided in this footnote or the above beneficial ownership table related to the same, which is based solely on Merrill's Schedule 13G filing.

(10) Beneficial ownership was estimated based on Schedule 13G filings reporting beneficial ownership of UDC Common Stock as of December 31, 1997, by FMR Corp., along with certain of its affiliates ("FMR"), at 82 Devonshire Street, Boston, Massachusetts 02019. According to the Schedule 13G, FMR has no voting power over shares and has sole dispositive power over 1,284,000 shares of UDC Common Stock. The Company makes no representation as to the accuracy or completeness of the information provided in this footnote or the above beneficial ownership table related to the same, which is based solely on FMR's Schedule 13G filing.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company will engage in certain transactions with the affiliated parties described below. Any future transactions between the Company and its affiliated entities, executive officers, directors, or significant stockholders will require the approval of a majority of the independent directors of the Company and will be on terms no less favorable to the Company than the Company could obtain from non-affiliated parties.

     Ernest C. Garcia, II, the Chairman of the Board, Chief Executive Officer, and President of Cygnet, will be granted on the Effective Date, in consideration for the Standby Purchase Obligation, the Standby Warrants, which will entitle Mr. Garcia to purchase up to 500,000 additional shares of Common Stock at an exercise price equal to 120% of the Subscription Price, or $8.40 per share. In addition, on the Effective Date, Mr. Garcia will have the Additional Purchase Right, which gives him the right, at his election, to purchase up to an additional 714,286 shares of Common Stock at the Subscription Price. As the Standby Purchaser, Mr. Garcia may be able to purchase significant amounts of Common Stock at the Subscription Price to the extent such stock is not purchased upon exercise of the Rights or pursuant to the Over-Subscription Privilege by holders of the Rights, which could result in Mr. Garcia's acquiring a controlling interest in the Company. In addition, the Cash Payment by the Company to UDC may be used in whole or in part to repay the Verde Note currently held by a corporation wholly owned by Mr. Garcia.

     On the Effective Date, certain directors and officers of the Company (excluding Mr. Garcia) will be able to exercise the D&O Purchase Right which will give them the right, at their election, to purchase in the aggregate 214,286 shares of Common Stock at the Subscription Price.

     Prior to the Effective Date, the Company and UDC will enter into the Capitalization Agreement. The Capitalization Agreement sets forth, among other things, and assuming the satisfaction or waiver of specified contingencies, (i) the obligation of the Company to issue the Rights, (ii) the obligation of the Company to issue the Common Stock on the Effective Date upon exercise of the Rights, the Over-Subscription Privilege, and the Standby Purchase Obligation,
(iii) the obligation of UDC and its subsidiaries to transfer the Transferred Assets to the Company on the Effective Date, (iv) the obligation of the Company to issue the Preferred Stock to UDC and to make the Cash Payment, (v) the obligation of the Company to issue other capital stock and warrants as described herein, (vi) the operational arrangements and agreements between the Company and UDC during a transition period, including arrangements for the sharing of certain assets, leases, licenses, and employees, (vii) agreements between the Company and UDC relating to employee matters, including the issuance or adjustment of stock options under employee benefit plans, (viii) tax sharing and indemnity matters, and (ix) certain agreements between the Company and UDC relating to the FMAC and Reliance transactions.

     The Company currently is a wholly-owned subsidiary of UDC. After the successful completion of the Rights Offering, UDC will hold $40 million of the Company's Preferred Stock. In connection with the Split-up, UDC will transfer substantially all of the rights and liabilities related to the FMAC and Reliance transactions. However, UDC will remain liable with respect to certain liabilities related to these transactions. As consideration for retaining these liabilities, UDC will be entitled to certain rights from the Company. For a description of the respective rights and liabilities of UDC and the Company as they relate to the FMAC and Reliance transactions, see "Business -- Bulk Purchasing and Servicing Operations -- Transactions Regarding First Merchants Acceptance Corporation" and "-- Transactions Regarding Reliance Acceptance Group."

                          DESCRIPTION OF CAPITAL STOCK

     The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and Bylaws and the Arizona Revised Statutes. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws.

     The authorized capital stock of the Company consists of 14,000,000 shares of Common Stock, par value $.001 per share, and 500,000 shares of Preferred Stock, par value $.001 per share. At July 29, 1998, one share of Common Stock (issued to UDC) and no shares of Preferred Stock were issued and outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock.

     Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     If the Rights Offering is successfully concluded, Cygnet will issue to UDC 40,000 shares of Cumulative Convertible Preferred Stock, Series A, $.001 par value per share (the "Preferred Stock") with an aggregate liquidation preference of $40 million. The Preferred Stock, in preference to the Common Stock, will be entitled to receive cumulative cash dividends, from the Effective Date through the first anniversary of such date, at the initial annual rate of 7% of the Base Liquidation Amount (defined below), and escalating 1% per annum on each anniversary thereafter to a maximum rate of 11% per annum on the aggregate Base Liquidation Amount, in each case payable quarterly in arrears on the first day of March, June, September, and December of each year, beginning December 1, 1998, when and as declared by the Board of Directors of Cygnet out of funds legally available for such payment. The Preferred Stock, in preference to the Common Stock, will be entitled to receive, in the event of dissolution or liquidation of Cygnet, $1,000 per share (the "Base Liquidation Amount") plus accrued and unpaid dividends thereon (the "Liquidation Preference Amount").

     The Preferred Stock will be redeemable at Cygnet's option in whole or in part at a redemption price of $1,000 per share, plus dividends accrued and unpaid thereon to the redemption date; provided, however, that no such redemption will be authorized unless, in the judgment of the Company and UDC, the proceeds of such redemption will be treated for federal income tax purposes as proceeds from a sale of such stock and not as dividends paid with respect to such stock. As a consequence, redemptions of the Preferred Stock may be limited and may be confined to a single redemption of all outstanding Preferred Stock. The Company will be authorized to redeem shares of Common Stock held by holders of Preferred Stock to the extent necessary to assure that the proceeds from a redemption of Preferred Stock will receive favorable income tax treatment.

     The Preferred Stock will be convertible in whole or in part at any time after the third anniversary following issuance at the option of UDC into that number of shares of Common Stock determined by dividing the Liquidation Preference Amount of the shares of Preferred Stock to be converted by the lower of (a) the Subscription Price or (b) 80% of the average Market Price (defined below) for the 10 consecutive trading days ending two business days prior to the date notice of conversion is given, subject to adjustment upon certain extraordinary events. In addition, the Preferred Stock will be convertible during any period following the date that an amount equal to six quarterly dividend payments on the Preferred Stock has accrued and is unpaid, until the payment in full of all accrued dividends. For purposes of the conversion of the Preferred Stock, "Market Price" means (i) if the Common Stock is quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on a national securities exchange, the daily per share closing price of the Common Stock as quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on the principal stock exchange on which it is listed on the trading day in question, as the case may be, whichever is the higher, or (ii) if the Common Stock is traded in the over-the-counter market and not quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or on any national securities exchange, the closing bid price of the Common Stock on the trading day in question, as reported by Nasdaq or an equivalent generally accepted reporting service. The Preferred Stock will not have any pre-emptive or other subscription rights.

     Except as described below, holders of the Preferred Stock will not be entitled to vote for the election of directors or for other matters on which holders of the Common Stock are entitled to vote. In the event that an amount equal to two quarterly dividend payments on the Preferred Stock shall have accrued and be unpaid, the holders of the Preferred Stock will have the right, voting separately as a class, to elect two members to the Board of Directors of Cygnet (in addition to the then authorized number of directors) at the next meeting of stockholders of Cygnet and thereafter until all accrued dividends on the Preferred Stock have been paid in full. The Preferred Stock shall also have voting rights on certain extraordinary matters including: (i) the authorization, creation, or issuance, or the increase in the authorized or issued amount, of any class or series of stock senior to the Preferred Stock as to the payment of dividends and distribution of assets upon dissolution, liquidation, or winding up of the Company; or (ii) the amendment, alteration, or repeal of the Certificate of Incorporation or the certificate of designation through which the Preferred Stock will be issued, that would materially and adversely change the voting powers, rights or preferences of the Preferred Stock. In such case, each share of Preferred Stock shall have one vote per Base Liquidation Amount.

     If the Preferred Stock were converted to Common Stock at the Subscription Price of $7.00 per share, UDC would obtain 5,714,286 shares, or approximately 61.6% of the then outstanding shares of the Company, assuming the sale by the Company pursuant to the Rights Offering of 3,562,500 shares of Common Stock (the Required Purchase Amount) and that no additional shares of Common Stock are issued either on the Effective Date of the Split-up or thereafter. If the Preferred Stock were converted to Common Stock at the Subscription Price of $7.00 per share, and assuming the sale by the Company of 4,750,000 shares of Common Stock pursuant to the Rights Offering and the sale of 714,286 additional shares to Ernest C. Garcia, II and 214,286 additional shares available for purchase by officers and directors of Cygnet (other than Mr. Garcia) and that no additional shares of Common Stock are then outstanding, UDC would obtain approximately 50.2% of the then outstanding shares of the Company.

     The Preferred Stock and the Common Stock into which it is convertible are not registered under the Securities Act and may not be sold by UDC unless such securities are registered or unless an exemption from registration is available. The Company has agreed to register the resale of the Common Stock issued upon conversion of the Preferred Stock under the Securities Act, at its expense upon request of UDC.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper benefit. The effect of the provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recision in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify any person who is or was a director or officer of the Company, or who is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or entity, against expenses, liabilities, and losses incurred by any such person by reason of the fact that such person is or was acting in such capacity. The Company will obtain insurance on behalf of its directors and officers for any liability arising out of such person's actions in such capacity.

     The Company will enter into agreements to indemnify its directors and officers. These agreements, among other things, will indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company, or any other company or enterprise to which such person provides services at the request of the Company. To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors or officers who are parties to the indemnification agreements because their rights to full protection would be contractually assured by such agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company. The Company believes that the indemnification provisions in its Certificate of Incorporation and in the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN BYLAW PROVISIONS

     The Company's Bylaws, as amended, contain several provisions that regulate the nomination of directors and the submission of proposals in connection with stockholder meetings. The Company's Bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders meeting must give notice of any proposals not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Such notice is required to contain certain information as set forth in the Bylaws. No business matter shall be transacted nor shall any person be eligible for election as a director of the Company unless proposed or nominated, as the case may be, in strict accordance with this procedure set forth in the Company's Bylaws.

     Although the Bylaws do not give the Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders. The Company's procedures with respect to all stockholder proposals and the nomination of directors will be conducted in accordance with
Section 14 of the Exchange Act and the rules promulgated thereunder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Norwest Bank Minnesota, National Association.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Assuming the maximum potential issuance of shares of Common Stock pursuant to the Rights Offering (and no purchase of shares pursuant to the Standby Purchase Obligation), the Additional Purchase Right, and the D&O Purchase Right, the Company will have 5,678,573 shares of Common Stock outstanding as of the Effective Date. Of these shares, 1,863,025 will be freely tradeable without restriction or further registration under the Act and 3,815,547 shares of Common Stock (the "Control Shares") will be subject to certain restrictions as on resale under Rule 144 as described below. Certain restrictions apply to any shares of

Common Stock purchased pursuant to the Rights Offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder.

     In general, under Rule 144 as currently in effect, if two years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described below. If one year has elapsed since the date of acquisition of restricted securities from the Company or any affiliate, the acquiror or subsequent holder thereof (including persons who may be deemed affiliates of the Company) is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume in the Common Stock an exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. Approximately 3,815,547 Control Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule
144. In addition, as of the Effective Date, up to 969,000 additional shares of Common Stock will be issued pursuant to restricted stock grants or will be subject to issuance upon the exercise of certain options and warrants. Substantially all of the shares of Common Stock to be issued pursuant to the restricted stock grants, options and warrants are subject to certain registration rights agreements that will enable the holders thereof to resell the shares without restriction or will be covered by a registration statement on Form S-8 enabling resale without restriction.

     Rule 144A under the Act provides a nonexclusive safe harbor exemption from the registration requirements of the Act of specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity, as long as these securities when issued were not of the same class as securities listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market. The shares of Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities.

                                 LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon for the Company by Snell & Wilmer L.L.P., Phoenix, Arizona.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Rights and shares of Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Rights and shares of Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate document filed with the Commission. The Registration Statement, including the exhibits thereto, may be examined without charge at the Commission's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of all or any part of the Registration Statement, including such exhibits thereto, may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

                                    EXPERTS

     The combined financial statements of the Company as of December 31, 1997 and for the year then ended, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Prospectus
Summary -- The Rights Offering," "The Rights Offering -- Opinion of Appraiser," and "Federal Income Tax Consequences," insofar as they relate to the Appraisal, have been reviewed and approved by Willamette Management Associates, as experts in such matters, and are included herein in reliance on such review and approval.

                          CYGNET FINANCIAL CORPORATION
                     INDEX TO COMBINED FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2
  Combined Financial Statements:
  Combined Balance Sheets as of June 30, 1998 (unaudited)
     and December 31, 1997..................................  F-3
  Combined Statements of Operations for the six months ended
     June 30, 1998 (unaudited) and 1997 (unaudited) and the
     year ended December 31, 1997...........................  F-4
  Combined Statements of Stockholder's Equity for the year
     ended December 31, 1997, and the six months ended June
     30, 1998 (unaudited)...................................  F-5
  Combined Statements of Cash Flows for the six months ended
     June 30, 1998 (unaudited) and 1997 (unaudited) and the
     year ended December 31, 1997...........................  F-6
  Notes to Combined Financial Statements....................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Cygnet Financial Corporation:

     We have audited the accompanying combined balance sheet of Cygnet Financial Corporation as of December 31, 1997, and the related combined statements of operations, stockholder's equity, and cash flows for the year ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Cygnet Financial Corporation as of December 31, 1997, and the results of their operations and their cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP

Phoenix, Arizona
June 5, 1998

                          CYGNET FINANCIAL CORPORATION
                            COMBINED BALANCE SHEETS
                      JUNE 30, 1998 AND DECEMBER 31, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               JUNE 30,      DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
                           ASSETS
  Cash and Cash Equivalents.................................    $   232        $ 1,225
  Finance Receivables, Net..................................     26,333         19,274
  Notes Receivable, Net.....................................     23,027         21,861
  Property and Equipment, Net...............................      2,335            646
  Goodwill, Net.............................................      1,138          1,178
  Other Assets..............................................      5,515          5,850
                                                                -------        -------
                                                                $58,580        $50,034
                                                                =======        =======
            LIABILITIES AND STOCKHOLDER'S EQUITY
  Liabilities:
     Accrued Expenses and Other Liabilities.................    $ 2,464        $   548
     Advances from Affiliate................................     15,818          9,106
     Note Payable...........................................        298            380
                                                                -------        -------
          Total Liabilities.................................     18,580         10,034
                                                                -------        -------
  Stockholder's Equity:
     Preferred Stock; $.001 par value, 500,000 shares
      authorized, none issued and outstanding...............         --             --
     Common Stock; $.001 par value, 14,000,000 shares
      authorized, one share issued and outstanding..........         --             --
     Additional Paid-in Capital.............................     40,000         40,000
     Retained Earnings......................................         --             --
                                                                -------        -------
          Total Stockholder's Equity........................     40,000         40,000
                                                                -------        -------
  Commitments and Contingencies.............................         --             --
                                                                -------        -------
                                                                $58,580        $50,034
                                                                =======        =======

            See accompanying notes to Combined Financial Statements.

                          CYGNET FINANCIAL CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS
                  SIX MONTHS ENDED JUNE 30, 1998 AND 1997 AND
                          YEAR ENDED DECEMBER 31, 1997

            (IN THOUSANDS, EXCEPT EARNINGS (LOSS) PER SHARE AMOUNTS)



                                                              SIX MONTHS ENDED        YEAR
                                                                  JUNE 30,           ENDED
                                                              ----------------    DECEMBER 31,
                                                               1998      1997         1997
                                                              ------    ------    ------------
                                                                (UNAUDITED)
Revenues:
  Interest Income...........................................  $6,382    $  137      $ 7,472
  Servicing Fees............................................   4,937        --           --
  Net Gain on Sale of Repossessed Collateral................   1,108        --           --
  Gain on Sale of Notes Receivable..........................      --        --        8,132
  Other Income..............................................     123        --          355
                                                              ------    ------      -------
                                                              12,550       137       15,959
                                                              ------    ------      -------
Operating Expenses:
  Provision for Credit Losses...............................     965        --          691
  Selling and Marketing.....................................      36         9           18
  General and Administrative................................   9,001     1,008        3,766
  Depreciation and Amortization.............................     230        62          153
                                                              ------    ------      -------
                                                              10,232     1,079        4,628
                                                              ------    ------      -------
Earnings (Loss) before Interest Expense.....................   2,318      (942)      11,331
Interest Expense............................................   1,714        37        2,067
                                                              ------    ------      -------
Earnings (Loss) before Income Taxes.........................     604      (979)       9,264
Income Taxes (Benefit)......................................     244      (394)       3,728
                                                              ------    ------      -------
Net Earnings (Loss).........................................  $  360    $ (585)     $ 5,536
                                                              ======    ======      =======
Basic/Diluted Earnings (Loss) per share.....................  $  360    $ (585)     $ 5,536
                                                              ======    ======      =======
Shares used in computation..................................       1         1            1
                                                              ======    ======      =======
Pro Forma Basic Earnings (Loss) per Share (unaudited).......  $(0.18)   $(0.35)         $0.48
                                                              ------    ------     --------
                                                              ------    ------     --------
Pro Forma Diluted Earnings (Loss) per Share (unaudited).....  $(0.18)   $(0.35)       $0.48
                                                              ------    ------     --------
                                                              ------    ------     --------
Pro Forma Shares used in computation - basic (unaudited)....   5,679     5,679        5,679
                                                               -----     -----     --------
                                                               -----     -----     --------
Pro Forma Shares used in computation - diluted
  (unaudited)...............................................   5,679     5,679        5,683
                                                               -----     -----     --------
                                                               -----     -----     --------


            See accompanying notes to Combined Financial Statements.

                          CYGNET FINANCIAL CORPORATION

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                       SIX MONTHS ENDED JUNE 30, 1998 AND
                          YEAR ENDED DECEMBER 31, 1997
                         (IN THOUSANDS, EXCEPT SHARES)

                                             COMMON STOCK      ADDITIONAL                    TOTAL
                                           ----------------     PAID-IN      RETAINED    STOCKHOLDER'S
                                           SHARES    AMOUNT     CAPITAL      EARNINGS       EQUITY
                                           ------    ------    ----------    --------    -------------
Balances at December 31, 1996............    --        $--      $    --       $   --        $    --
Issuance of Common Stock.................     1        --            --           --             --
Contributed Capital......................    --        --        40,000           --         40,000
Distributions to Ugly Duckling
  Corporation............................    --        --            --       (5,536)        (5,536)
Net Earnings for the Year................    --        --            --        5,536          5,536
                                             --        --       -------       ------        -------
Balances at December 31, 1997............     1        --        40,000           --         40,000
Six Months Ended June 30, 1998
  (unaudited)
Distributions to Ugly Duckling
  Corporation (unaudited)................    --        --            --         (360)          (360)
Net Earnings for the Period
  (unaudited)............................    --        --            --          360            360
                                             --        --       -------       ------        -------
Balances at June 30, 1998 (unaudited)....     1        $--      $40,000       $   --        $40,000
                                             ==        ==       =======       ======        =======

            See accompanying notes to Combined Financial Statements.

                          CYGNET FINANCIAL CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                  SIX MONTHS ENDED JUNE 30, 1998 AND 1997 AND
                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                                            -------------------    DECEMBER 31,
                                                              1998       1997          1997
                                                            --------    -------    ------------
                                                                (UNAUDITED)
Cash Flows from Operating Activities:
  Net Earnings (Loss).....................................  $    360    $  (585)     $  5,536
     Adjustments to Reconcile Net Earnings (Loss) to Net
       Cash Provided by Operating Activities:
     Provision for Credit Losses..........................       965         --           691
     Depreciation and Amortization........................       230         62           153
     Increase in Other Assets.............................    (1,116)        (7)          (87)
     Increase in Accrued Expenses and Other Liabilities...     1,916        129           396
                                                            --------    -------      --------
          Net Cash Provided by (Used In) Operating
            Activities....................................     2,355       (401)        6,689
                                                            --------    -------      --------
Cash Flows from Investing Activities:
  Increase in Finance Receivables.........................   (17,213)        --       (20,941)
  Collections of Finance Receivables......................     9,219         --         9,330
  Increase in Notes Receivable............................   (16,937)    (8,829)      (12,700)
  Collections of Notes Receivable.........................    15,741        504         6,900
  Purchase of Property and Equipment......................      (428)        --          (146)
  Payment for Acquisition of Assets.......................        --         --        (9,098)
                                                            --------    -------      --------
          Net Cash Used in Investing Activities...........    (9,618)    (8,325)      (26,655)
                                                            --------    -------      --------
Cash Flows from Financing Activities:
  Payment of note payable.................................       (82)      (120)         (120)
  Advances from Affiliate.................................     6,352      8,900         9,106
  Contribution of Additional Paid-in Capital..............        --         --        12,205
                                                            --------    -------      --------
          Net Cash Provided by Financing Activities.......     6,270      8,780        21,191
                                                            --------    -------      --------
Net Increase (Decrease) in Cash and Cash Equivalents......      (993)        54         1,225
Cash and Cash Equivalents at Beginning of Period..........     1,225         --            --
                                                            --------    -------      --------
Cash and Cash Equivalents at End of Period................  $    232    $    54      $  1,225
                                                            ========    =======      ========
Supplemental Statement of Cash Flows Information:
  Contribution of certain assets to the Company...........  $     --    $   601      $ 27,795
                                                            ========    =======      ========
  Assumption of note payable..............................  $     --    $   500      $    500
                                                            ========    =======      ========

            See accompanying notes to Combined Financial Statements.

                          CYGNET FINANCIAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                      JUNE 30, 1998 AND DECEMBER 31, 1997

(1)  ORGANIZATION, PURPOSE, BASIS OF PRESENTATION AND ACQUISITION

     Cygnet Financial Corporation (the Company), a wholly-owned subsidiary of Ugly Duckling Corporation (Ugly Duckling), was formed on June 1, 1998 for the purpose of consummating a transaction whereby Ugly Duckling would split-up its operations into two publicly-held companies (the split-up). The Company will purchase from Ugly Duckling, substantially all of Ugly Duckling's non-dealership operations including, the bulk purchasing and certain servicing operations (excluding the branch office network), it's third party dealer financing operations, and substantially all other non-dealership assets and contract rights including those acquired in the First Merchants Acceptance Corporation Transaction and assume the liabilities related thereto (collectively referred to as the acquired assets). In exchange for the acquired assets, the Company will issue $40.0 million of its cumulative, convertible preferred stock and a cash payment equivalent to the greater of the appraised value or the book value of the acquired assets, which the Company does not expect to materially differ. These combined financial statements reflect the results of operations, financial position, changes in stockholder's equity and cash flows of the Company, as if the Company were a separate entity operating the acquired assets for all periods presented. The combined financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations of the Company. In connection with the split-up, the Company intends, through a rights offering to Ugly Duckling stockholders, to issue up to 5.6 million shares of common stock at an offering price of $7.00 per share.

     The accompanying unaudited combined financial statements of the Company as of June 30, 1998 and for the six month periods ended June 30, 1998 and 1997, have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for a complete financial statement presentation. In the opinion of management, such unaudited interim information reflects all adjustments, consisting only of normal recurring adjustments, necessary to present the Company's financial position and results of operations for the periods presented. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full fiscal year.

     General corporate overhead related to the Company's corporate headquarters and common support functions has been allocated to the Company, to the extent such amounts are applicable to the Company. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. As a result of the split-up, the Company will be required to perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public corporation. The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in stockholder's equity and cash flows of the Company in the future or amounts that would have been reported had it been a separate, stand-alone entity during the periods presented.

     The Company operates various business segments. The Company operates it's Cygnet Dealer Program, whereby the Company provides independent used car dealers (Third Party Dealers) with warehouse purchase facilities and operating credit lines primarily secured by the dealers' retail installment contract portfolio. In addition, the Company operates a bulk purchasing business segment in which the Company acquires via bulk purchase large portfolios of retail installment contract loan portfolios. Further, in conjunction with acquisition of the contributed assets, the Company received certain rights to service the finance receivable portfolios of various parties. The Third Party Dealers' retail installment contract portfolios are substantially comprised of loans to persons who have limited credit histories, low incomes, or past credit problems.

     In August 1997, the Company acquired substantially all of the assets of American National Acceptance Corporation (ANAC) in exchange for approximately $9.1 million in cash. The acquisition was recorded in accordance with the "purchase method" of accounting, and, accordingly, the purchase price has been

                          CYGNET FINANCIAL CORPORATION
allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was approximately $1.2 million and has been recorded as goodwill, which is being amortized over a period of 15 years. The results of operations of ANAC have been included in the accompanying statement of operations from the acquisition date.

     The following summary, prepared on a pro forma basis, combines the results of operations (unaudited) as if the acquisition had taken place on January 1, 1997. Such pro forma amounts are not necessarily indicative of what the actual results of operations might have been if the acquisition had been effective on January 1, 1997, (in thousands, except per share amounts):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1997
                                                                ------------
Interest Income.............................................      $ 10,920
Fee Income..................................................      $    861
Other Income................................................      $  8,198
Total Revenues..............................................      $ 19,979
Net Earnings................................................      $  4,210
Basic/Diluted Earnings Per Share............................      $  4,210
Proforma Basic Earnings Per Share...........................      $   0.25
Proforma Diluted Earnings Per Share.........................      $   0.25

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk

     As of December 31, 1997, the Company had warehouse purchase facilities and revolving lines of credit with a total of 42 Third Party Dealers. The finance receivables balance of loans the Company had purchased from one third party dealer totaled $7,756,000, representing approximately 28.1% of the Company's total finance receivables portfolio as of December 31, 1997. There were no other Third Party Dealer's loans which exceeded 10% of the Company's total finance receivables portfolio as of December 31, 1997.

     Periodically during the year, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government.

  Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents generally consist of interest bearing money market accounts.

  Revenue Recognition

     Interest income is recognized using the interest method. Direct loan origination costs are deferred and charged against finance income over the life of the related installment sales contract as an adjustment of yield

                          CYGNET FINANCIAL CORPORATION
using the interest method. The accrual of interest is suspended if collection becomes doubtful, generally 90 days past due, and is resumed when the loan becomes current.

     Fee income generally represents revenues from services such as periodic audits of borrowers, collateral monitoring and maintenance fees and is recognized when the services have been performed.

     Servicing income is recognized when earned. Servicing costs are charged to expense as incurred. In the event delinquencies and/or losses on the respective serviced portfolios exceed specified levels, the Company may be required to transfer the servicing of the portfolio to another servicer.

     Net gain on sale of repossessed collateral is recognized using the cost recovery method.

  Finance Receivables and Allowance for Credit Losses

     The largest portion of the Company's business is with Third Party Dealers who participate in the "Dealer Collection Program." Under this program, the Company purchases retail installment sales contracts from Third Party Dealers on a full recourse basis. The dealer retains servicing rights and collects the contract on behalf of the Company. The purchase price of the contracts is generally 65% to 75% of the principal balance of the respective contracts. The difference between the par value of the purchased contracts and the amount paid by the Company is nonrefundable acquisition discount (the "acquired allowance"). The acquired allowance is allocated between acquired allowance available for credit losses and acquired allowance available for accretion to interest income. The portion of acquired allowance allocated to the allowance for credit losses is based upon historical performance and write-offs of contracts acquired from Third Party Dealers, as well as the general credit worthiness of the borrowers and the wholesale value of the vehicle. The remaining acquired allowance, if any, is deferred and accreted to income using the interest method.

     Finance receivables consist of contractually scheduled payments from the installment sales contracts net of unearned finance charges, accrued interest receivable, direct loan origination costs, and an allowance for credit losses, including acquired allowances.

  Notes Receivable

     Notes receivable are recorded at cost, less related allowance for impaired notes receivable. Management, considering information and events regarding the borrowers ability to repay their obligations, including an evaluation of the estimated value of the related collateral, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for credit losses through a charge to provision for credit losses. Cash receipts on impaired notes receivable are applied to reduce the principal amount of such notes until the principal has been received and are recognized as interest income, thereafter.

     The Company follows the provisions of Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Accordingly, direct loan origination costs are offset against loan origination fees with the difference capitalized and amortized to finance income using a method.

  Property and Equipment

     Property and Equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to ten years for equipment. Leasehold improvements are amortized using straight-line and accelerated methods over the shorter of the lease term or the estimated useful lives of the related improvements.

                          CYGNET FINANCIAL CORPORATION

  Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally fifteen years.

  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company has recognized income taxes pursuant to a Tax Sharing Agreement between the Company and its parent. Under the terms of the agreement, the Company is obligated to pay to its parent, amounts approximating the federal and state income taxes incurred by the parent as a result of the Company's actual contribution to the consolidated income taxes of its parent.

  Stock Option Plan

     The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     The Company uses one of the most widely used option pricing models, the Black-Scholes model (the Model), for purposes of valuing its stock option grants. The Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility, expected dividend yields, the risk free interest rate, and the expected life. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the value determined by the Model is not necessarily indicative of the ultimate value of the granted options.

  Earnings Per Share

     Basic earnings per share is computed by dividing income available to the common stockholder by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. For purposes of computing the pro forma earnings per share for the periods presented, the Company has assumed the maximum potential issuance of shares of common stock pursuant to its planned rights offering, and the payment of dividends at a rate of 7.0% per annum as if preferred stock totaling $40.0 million was outstanding for the periods presented.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

                          CYGNET FINANCIAL CORPORATION

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(3)  FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

     A summary of finance receivables as of June 30, 1998 and December 31, 1997 follows (in thousands):

                                                       JUNE 30,      DECEMBER 31,
                                                         1998            1997
                                                      -----------    ------------
                                                      (UNAUDITED)
Installment Sales Contract Principal Balances.......    $38,010        $27,481
Add: Accrued Interest Receivable....................        209            147
                                                        -------        -------
Principal Balances, Net.............................     38,219         27,628
Allowance for Credit Losses:
  Finance Receivables...............................     (1,202)          (485)
  Acquired Allowance................................    (10,394)        (7,706)
  Refundable Security Deposits......................       (290)          (163)
                                                        -------        -------
Finance Receivables, Net............................    $26,333        $19,274
                                                        =======        =======

     A summary of allowance for credit losses on finance receivables for the periods ended June 30, 1998 and December 31, 1997 follows (in thousands):

                                                        JUNE 30,      DECEMBER 31,
                                                          1998            1997
                                                       -----------    ------------
                                                       (UNAUDITED)
Balance, Beginning of Period.........................    $ 8,191         $   --
  Provision for Credit Losses........................        935            491
  Acquired Allowance.................................      3,410          7,706
  Net Charge Offs....................................       (940)            (6)
                                                         -------         ------
Balance, End of Period...............................    $11,596         $8,191
                                                         =======         ======

(4)  NOTES RECEIVABLE

     In July 1997, First Merchants Acceptance Corporation (FMAC) filed for bankruptcy. Immediately subsequent to the bankruptcy filing, the Company executed a loan agreement with FMAC to provide FMAC with up to $10.0 million in debtor in possession (the DIP facility) financing. The DIP facility accrues interest at 12.0%, was initially scheduled to mature on February 28, 1998, and is secured by substantially all of FMAC's assets. The Company and FMAC subsequently amended the DIP facility to increase the maximum commitment to $21.5 million, decrease the interest rate to 10.0% per annum, and extend the maturity date indefinitely. In connection with the amendment, FMAC pledged the first $10.0 million of income tax refunds receivable, which FMAC anticipates collecting in 1998, to the Company. The maximum commitment under the DIP facility had been reduced to $12.4 million (unaudited) at June 30, 1998. Once the proceeds from the income tax refunds are remitted to the Company, such amounts permanently reduce the maximum commitment under the DIP facility. Thereafter, the Company anticipates collecting the balance of the DIP facility from distributions to FMAC from FMAC's residual interests in certain securitization transactions. The outstanding balance on the DIP facility totaled $10,312,000 (unaudited) and $10,868,000 at June 30, 1998 and December 31, 1997,
respectively.

                          CYGNET FINANCIAL CORPORATION

     During the third and fourth fiscal quarters of 1997, the Company acquired the senior bank debt of FMAC from the bank group members holding such debt. In December 1997, a credit bid for the outstanding balance of the senior bank debt plus certain fees and expenses (the "credit bid purchase price") was entered and approved in the bankruptcy court resulting in the transfer of the senior bank debt for the loan portfolio which secured the senior bank debt (the "owned loans"). Simultaneous with the transfer to the Company, General Electric Capital Corporation purchased the owned loans for 86% of the principal balance of the loan portfolio, and the Company retained a 14% participation in the loan portfolio (See note 7). FMAC has guaranteed that the Company will receive an 11.0% return on the credit bid purchase price from the cash flows generated by the owned loans, and further collateralized by FMAC's residual interests in certain securitization transactions. The balance of the participation totaled $6,155,000 (unaudited) and $5,399,000 at June 30, 1998 and December 31, 1997,
respectively.

     Various revolving notes receivable from used car dealers with a total commitment of $11,700,000 (unaudited) and $8,750,000 at June 30, 1998 and December 31, 1997, respectively, expiring through September 1999 with interest rates ranging from prime plus 5.50% to prime plus 9.75% per annum (14% to 18.25% at December 31, 1997), interest payable monthly. The respective revolving notes subject the borrower to borrowing base requirements with advances on eligible collateral (retail installment contracts) of sixty-five percent of the par value of the underlying collateral. The balance outstanding on these revolving notes receivable totaled $6,560,000 (unaudited), net of allowance for credit losses of $230,000 (unaudited), at June 30, 1998 and $5,594,000, net of an allowance for credit losses of $200,000, at December 31, 1997.

     A summary of the allowance for credit losses for notes receivable for the periods ended June 30, 1998 and December 31, 1997 follows (in thousands):

                                       JUNE 30,      DECEMBER 31,
                                         1998            1997
                                      -----------    ------------
                                      (UNAUDITED)
Balance, Beginning of Period......       $200            $ --
Provision for Credit Losses.......         30             200
Net Charge Offs...................         --              --
                                         ----            ----
Balance, End of Period............       $230            $200
                                         ====            ====

(5)  PROPERTY AND EQUIPMENT

     A summary of Property and Equipment as of June 30, 1998 and December 31, 1997 follows (in thousands):

                                       JUNE 30,      DECEMBER 31,
                                         1998            1997
                                      -----------    ------------
                                      (UNAUDITED)
Furniture and Equipment (note
  7)..............................      $2,545          $  666
Leasehold Improvements............          44              44
Vehicles..........................          63              63
                                        ------          ------
                                         2,652             773
Less Accumulated Depreciation and
  Amortization....................        (317)           (127)
                                        ------          ------
Property and Equipment, Net.......      $2,335          $  646
                                        ======          ======

     Depreciation expense relating to property and equipment totaled $190,000 (unaudited) and $127,000 for the periods ended June 30, 1998 and December 31, 1997, respectively.

                          CYGNET FINANCIAL CORPORATION

(6)  GOODWILL

     A summary of goodwill as of June 30, 1998 and December 31, 1997 follows (in thousands):

                                       JUNE 30,      DECEMBER 31,
                                         1998            1997
                                      -----------    ------------
                                      (UNAUDITED)
Goodwill..........................      $1,204          $1,204
Accumulated Amortization..........         (66)            (26)
                                        ------          ------
Goodwill, Net.....................      $1,138          $1,178
                                        ======          ======

     Amortization expense relating to goodwill totaled $40,000 (unaudited) and $26,000 for the periods ended June 30, 1998 and December 31 1997, respectively.

(7)  OTHER ASSETS

     A summary of Other Assets as of June 30, 1998 and December 31, 1997 follows (in thousands):

                                 JUNE 30, 1998    DECEMBER 31, 1997
                                 -------------    -----------------
                                  (UNAUDITED)
Servicing Fees Receivable......     $2,983             $   --
Due from GE Capital
  Corporation..................        700              3,000
Offering Costs.................        601                 --
Investment in Marketable
  Securities (note 5)..........         --              1,451
Due from First Merchants
  Acceptance Corp..............         --                971
Other Assets...................      1,231                428
                                    ------             ------
                                    $5,515             $5,850
                                    ======             ======

     In connection with the GE Capital Corporation purchase of the owned loans, a sum of $3,000,000 was held in escrow pending completion of certain conditions precedent. Such conditions were substantially satisfied subsequent to December 31, 1997 and $2.3 million of the funds were remitted to the Company. The Company expects to begin collecting the remaining balance in December 1998.

     During March 1998, the Bankruptcy Court handling the bankruptcy of FMAC (note 4) approved the exchange of the $1,451,000 investment in common stock of FMAC held by the Company for the property and equipment that constitute FMAC's loan servicing platform.

(8)  ADVANCES FROM AFFILIATE

     Advances from Affiliate represent balances due to Ugly Duckling to fund the Company's bulk purchase, servicing and third party dealer financing operations. The balance will be paid in full at such time that the Company consummates the split-up. The Advances to Affiliate balance outstanding to Ugly Duckling totaled $15,818,000 (unaudited) and $9,106,000 at June 30, 1998 and December 31, 1997,
respectively.

     The Company recorded interest expense totaling $1,696,000 (unaudited) during the six month period ended June 30, 1998 and $2,017,000 during the year ended December 31, 1997 related to this advance.

(9)  NOTE PAYABLE

     The Company has executed a note payable with an unrelated party which calls for annual payments of $120,000. Interest has been imputed at 10%. The note which matures in May 2000 is secured by certain

                          CYGNET FINANCIAL CORPORATION
furniture and equipment. The balance related to this note payable totaled $298,000 (unaudited) and $380,000 at June 30, 1998 and at December 31, 1997,
respectively.

(10)  INCOME TAXES

     Income taxes amounted to $3,728,000, for the year ended December 31, 1997 (an effective corporate income tax rate of 40.2%). A reconciliation between taxes computed at the federal statutory rate of 34% in 1997 (the "Expected" income taxes) and the Company's effective taxes follows (in thousands):

                                                      AMOUNT
                                                      ------
Computed "Expected" Income Taxes....................  $3,150
State Income Taxes, Net of Federal Effect...........     585
Other, Net..........................................      (7)
                                                      ------
                                                      $3,728
                                                      ======

     Components of income taxes (benefit) for the year ended December 31, 1997 follows (in thousands):

                                                           CURRENT    DEFERRED    TOTAL
                                                           -------    --------    ------
Federal..................................................  $2,841      $  --      $2,841
State....................................................     887         --         887
                                                           ------      -----      ------
                                                           $3,728      $  --      $3,728
                                                           ======      =====      ======

(11)  LEASE COMMITMENTS

     The Company leases certain office space and equipment from unrelated entities under various operating leases which expire through August 2001. The leases require monthly rental payments aggregating approximately $30,000 and contain various renewal options from one to ten years. The Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utility costs. Rent expense totaled $315,000 (unaudited) for the six months ended June 30, 1998 and $270,000 for the year ended December 31, 1997.

     A summary of future minimum lease payments required under noncancelable operating leases with remaining lease terms in excess of one year as of December 31, 1997 follows (in thousands):

DECEMBER 31,                                          AMOUNT
------------                                          ------
1998................................................  $  293
1999................................................     302
2000................................................     320
2001................................................     213
                                                      ------
          Total.....................................  $1,128
                                                      ======

(12)  STOCKHOLDER'S EQUITY

     The Company has authorized 14,000,000 shares of $.001 par value common stock. There was one share issued and outstanding at December 31, 1997. However, in connection with the proposed split-up, the Company expects to issue up to a maximum number of shares of common stock totaling approximately 5,679,000 upon closure of the proposed rights offering. The accompanying proforma earnings per share

                          CYGNET FINANCIAL CORPORATION
amounts included in these combined financial statements have been presented to reflect the expected issuance of these shares.

     The Company has authorized 500,000 shares of $.001 par value preferred stock. There were no shares issued and outstanding at June 30, 1998 or at December 31, 1997.

(13)  STOCK OPTION PLAN

     Concurrent with the split-up of Ugly Duckling, the Company will adopt a long-term incentive plan (stock option plan). The stock option plan will set aside 1,050,000 shares of common stock to be granted to employees at a price of not less than fair market value of the stock at the date of grant. Options are to vest over a period to be determined by the Board of Directors upon grant and will generally expire ten years after the date of grant. The options generally vest over a period of five years.

     Concurrent with the establishment of the plan, the Company's Board of Directors intend to approve the grant of certain options to employees of the Company who had formerly received stock option grants under the Ugly Duckling long-term incentive plan. These employees forfeited their Ugly Duckling stock options in exchange for the grants they received under this plan. In the opinion of management, the value of these grants approximates the value of the options forfeited by the respective employees.

     The Company applies APB Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the combined financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share for the year ended December 31, 1997, as if the options granted by Ugly Duckling had been granted by the Company, would have been reduced to the pro forma amounts indicated below:

                                                                       AMOUNT
                                                                     ----------
Net Earnings                  As reported..........................  $5,536,000
                              Pro forma............................  $5,397,000
Basic/Diluted Earnings        As reported..........................  $5,536,000
  per share                   Pro forma............................  $5,397,000
Proforma Basic Earnings       As reported..........................  $     0.48
  per Share                   Pro forma as adjusted................  $     0.46
Proforma Diluted Earnings     As reported..........................  $     0.48
  per Share                   Pro forma as adjusted................  $     0.46

                          CYGNET FINANCIAL CORPORATION

(14)  EARNINGS (LOSS) PER SHARE


     A reconciliation from basic earnings (loss) per share to diluted earnings
(loss) per share for the periods ended June 30, 1998, June 30 1997 and December 31, 1997 follows:



                                       JUNE 30,       JUNE 30,      DECEMBER 31,
                                         1998           1997            1997
                                      -----------    -----------    ------------
                                      (UNAUDITED)
Net Earnings (Loss).................  $   360,000    $  (585,000)    $5,536,000
                                      ===========    ===========     ==========
Income (Loss) available to Common
  Stockholders......................  $   360,000    $  (585,000)    $5,536,000
                                      ===========    ===========     ==========
Basic EPS -- Weighted Average Shares
  Outstanding.......................            1              1              1
                                      ===========    ===========     ==========
Basic EPS -- Proforma Weighted
  Average Shares Outstanding........    5,679,000      5,679,000      5,679,000
                                      ===========    ===========     ==========
Basic/Diluted EPS -- Weighted
  Average Shares Outstanding........    5,679,000      5,679,000      5,679,000
Effect of Dilutive Securities:
  Stock Options.....................           --             --          4,000
                                      -----------    -----------     ----------
Diluted EPS -- Proforma Weighted
  Average Shares Outstanding........    5,679,000      5,679,000      5,683,000
                                      ===========    ===========     ==========
Basic/Diluted Earnings (Loss) Per
  Share.............................  $   360,000    $  (585,000)    $5,536,000
                                      ===========    ===========     ==========
Net Earnings (Loss).................  $   360,000    $  (585,000)    $5,536,000
Proforma Dividends on Preferred
  Stock.............................   (1,400,000)    (1,400,000)    (2,800,000)
                                      -----------    -----------     ----------
Proforma Net Earnings (Loss)
  Available to Common
  Stockholders......................  $(1,040,000)   $(1,985,000)    $2,736,000
                                      ===========    ===========     ==========
Proforma Basic Earnings (Loss) Per
  Share.............................       $(0.18)        $(0.35)          $0.48
                                           ------         ------         ------
                                           ------         ------         ------
Proforma Diluted Earnings (Loss) Per
  Share.............................       $(0.18)        $(0.35)          $0.48
                                           ------         ------         ------
                                           ------         ------         ------



     Pro forma net earnings (loss) per share calculations give effect to the maximum potential issuance of shares of common stock totaling approximately 5,679,000 shares offered pursuant to the rights offering and annual preferred dividends of 7% paid quarterly.


(15)  COMMITMENTS AND CONTINGENCIES

     The Company has commenced a study of its computer systems in order to assess its exposure to year 2000 issues. The Company expects to make the necessary modifications or changes to its computer information systems to enable proper processing of transactions relating to the year 2000 and beyond. The Company will evaluate appropriate courses of action, including replacement of certain systems whose associated costs would be recorded as assets and subsequently amortized, or modification of its existing systems which costs would be expensed as incurred.

     The Company is involved in various claims and actions arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company. No provision has been made in the accompanying

                          CYGNET FINANCIAL CORPORATION
combined financial statements for losses, if any, that might result from the ultimate disposition of these matters.

     During 1997, the Company acquired certain notes receivable collateralized by a loan portfolio. Thereafter, the Company exchanged the notes receivable for the underlying collateral (the acquired collateral) and received a guarantee from the borrower of an 11.0% return on the acquired collateral. General Electric Capital Corporation purchased the acquired collateral, and Ugly Duckling guaranteed to General Electric Capital Corporation a return of 10.35%, not to exceed $10,000,000. The Company has agreed to indemnify Ugly Duckling related to this guarantee.

     During 1997, the Company acquired approximately 2.5% of the outstanding common stock of FMAC with a cost of approximately $1,450,000. In connection with FMAC's proposed plan of reorganization, and subject to bankruptcy court approval, the Company and FMAC have agreed to exchange the Company's common stock in FMAC for the property and equipment that constitute FMAC's servicing platform. The Company received bankruptcy court approval for the plan of reorganization during the first fiscal quarter of 1998 and exchanged the common stock in FMAC for the servicing platform immediately thereafter.

     The Company has executed agreements with FMAC and other interested parties whereby the Company has agreed to replace FMAC as servicer on loan portfolios which totaled approximately $525 million at December 31, 1997. The agreements were approved by the bankruptcy court and the Company began servicing the loan portfolios on April 1, 1998.

(16)  RETIREMENT PLAN

     During 1995, Ugly Duckling established a qualified 401(k) retirement plan (defined contribution plan) which became effective on October 1, 1995. Under the terms of the plan, employees of the Company are eligible to participate in the plan subject to the eligibility criteria of the plan. The plan, as amended, covers substantially all employees having no less than three months of service, have attained the age of 21, and work at least 1,000 hours per year. Participants may voluntarily contribute to the plan up to the maximum limits established by Internal Revenue Service regulations. The Company will match 10% of the participants' contributions. Participants are immediately vested in the amount of their direct contributions and vest over a five-year period, as defined by the plan, with respect to the Company's contribution. Pension expense for the six months ended June 30, 1998 and year ended December 31, 1997 was immaterial. Concurrent with the completion of the planned split-up of Ugly Duckling, the Company expects to adopt a separate plan which will be similar in all material respects to the plan described herein.

(17)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

  Limitations

     Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

     Since the fair value is estimated as of December 31, 1997, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

                          CYGNET FINANCIAL CORPORATION

  Cash and Cash Equivalents

     The carrying amount is estimated to be the fair value because of the liquidity of these instruments.

  Finance Receivables and Notes Receivable

     The carrying amount is estimated to be the fair value because of the relative short maturity and repayment terms of the portfolio as compared to similar instruments.

  Accrued Expenses and Other Liabilities and Note Payable

     The carrying amount approximates fair value because of the short maturity of these instruments. The terms of the Company's note payable approximate the terms in the market place at which it could be replaced. Therefore, the fair market value approximates the carrying value of these financial instruments.

(18)  BUSINESS SEGMENTS

     Operating results and other financial data are presented for the principal business segments of the Company for the year ended December 31, 1997. The Company has three distinct business segments. These consist of finance income generated from third party finance receivables, bulk purchasing operations, and corporate and other operations.

     In computing operating profit by business segment, the following items were considered in the Corporate and Other category: portions of administrative expenses, interest expense and other items not considered direct operating expenses. Identifiable assets by business segment are those assets used in each segment of Company operations.

                                                    CYGNET        BULK       CORPORATE
                                                    PROGRAM    PURCHASING    AND OTHER     TOTAL
                                                    -------    ----------    ---------    -------
                                                                   (IN THOUSANDS)
Interest Income...................................  $ 3,654     $ 3,818      $      --    $ 7,472
Gain on Sale of Loans.............................       --       8,132             --      8,132
Other Income......................................      355          --             --        355
                                                    -------     -------      ---------    -------
                                                      4,009      11,950             --     15,959
                                                    -------     -------      ---------    -------
Operating Expenses:
  Provision for Credit Losses.....................      691          --             --        691
  Selling and Marketing...........................       18          --             --         18
  General and Administrative......................    2,194         437          1,135      3,766
  Depreciation and Amortization...................       28          --            125        153
                                                    -------     -------      ---------    -------
                                                      2,931         437          1,260      4,628
                                                    -------     -------      ---------    -------
Earnings (Loss) before Interest Expense...........  $ 1,078     $11,513      $  (1,260)   $11,331
                                                    =======     =======      =========    =======
Capital Expenditures..............................  $    17     $    --      $     129    $   146
                                                    =======     =======      =========    =======
Identifiable Assets...............................  $27,539     $21,525      $     970    $50,034
                                                    =======     =======      =========    =======

                          CYGNET FINANCIAL CORPORATION

(19)  QUARTERLY FINANCIAL DATA -- UNAUDITED

     A summary of the quarterly data for the year ended December 31, 1997 follows (in thousands, except per share amounts):

                                               FIRST     SECOND      THIRD     FOURTH
                                              QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                              -------    -------    -------    -------    -------
Total Revenue...............................  $    5     $  132     $3,337     $12,485    $15,959
                                              ======     ======     ======     =======    =======
Operating Expenses..........................     509        570      1,332       2,217      4,628
                                              ======     ======     ======     =======    =======
Earnings (Loss) before Interest Expense.....    (504)      (438)     2,005      10,268     11,331
                                              ======     ======     ======     =======    =======
Net Earnings (Loss).........................  $ (306)    $ (279)    $  757     $ 5,364    $ 5,536
                                              ======     ======     ======     =======    =======
Basic/Diluted Earnings (Loss) Per Share.....  $ (306)    $ (279)    $  757     $ 5,364    $ 5,536
                                              ======     ======     ======     =======    =======
Proforma Basic Earnings (Loss) Per Share....  $(0.18)    $(0.17)      $0.01      $0.82      $0.48
                                              ======     ======     ======     =======    =======
Proforma Diluted Earnings (Loss) Per
  Share.....................................  $(0.18)    $(0.17)     $0.01       $0.82      $0.48
                                              ======     ======     ======     =======    =======

     A summary of the quarterly data for the six months ended June 30, 1998 follows (in thousands, except per share amounts):


                                               FIRST     SECOND      THIRD     FOURTH
                                              QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                              -------    -------    -------    -------    -------
Total Revenue...............................  $3,382     $9,168     $   --     $    --    $12,550
                                              ======     ======     ======     =======    =======
Operating Expenses..........................   2,526      7,706         --          --     10,232
                                              ======     ======     ======     =======    =======
Earnings before Interest Expense............     856      1,462         --          --      2,318
                                              ======     ======     ======     =======    =======
Net Earnings................................  $    2     $  358     $   --     $    --    $   360
                                              ======     ======     ======     =======    =======
Basic/Diluted Earnings Per Share............  $    2     $  358     $   --     $    --    $   360
                                              ======     ======     ======     =======    =======
Proforma Basic Earnings (Loss) Per Share....  $(0.12)    $(0.06)    $   --     $    --    $ (0.18)
                                              ======     ======     ======     =======    =======
Proforma Diluted Earnings (Loss) Per
  Share.....................................  $(0.12)    $(0.06)    $   --     $    --    $ (0.18)
                                              ======     ======     ======     =======    =======

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSONS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................   13
The Rights Offering...................   26
Federal Income Tax Consequences.......   39
Use of Proceeds.......................   41
Dividend Policy.......................   41
Capitalization........................   42
Selected Combined Financial Data......   43
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   45
Business..............................   54
Management............................   68
Principal Stockholders................   76
Certain Relationships and Related
  Transactions........................   78
Description of Capital Stock..........   79
Shares Eligible for Future Sale.......   81
Legal Matters.........................   82
Available Information.................   82
Experts...............................   83
Index to Financial Statements.........  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                   5,678,572
                             SHARES OF COMMON STOCK
                                      AND
                                   4,750,000
                        RIGHTS TO PURCHASE COMMON STOCK

                         [CYGNET FINANCIAL CORP. LOGO]
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                August   , 1998


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Other expenses in connection with the issuance and distribution of the securities to be registered hereunder, all of which will be paid by the registrant, will be substantially as follows:

ITEM                                                            AMOUNT
----                                                          ----------
SEC Registration Fee........................................  $   11,726
*Exchange Filing Fee........................................      58,725
*Blue Sky Fees and Expenses (including legal fees)..........      10,000
*Accounting Fees and Expenses...............................      75,000
*Legal Fees and Expenses....................................     250,000
*Printing and Engraving.....................................     200,000
*Registrar and Transfer Agent's Fees........................      10,000
*Investment Banker and Appraisal Fees.......................     610,000
*Miscellaneous Expenses.....................................      49,549
                                                              ----------
          Total.............................................  $1,275,000
                                                              ==========

---------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty except (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Company's Certificate of Incorporation provides that the Company shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

     The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses described above are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inure to the benefit of the Indemnitee's heirs, executors and administrators.

     The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     For information regarding the Company's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The Company issued one share of Common Stock to UDC in consideration for which UDC will pay $10,000. Exemption from registration for this transaction was claimed pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering. The Company believes that the sale of the single share of Common Stock to UDC was a transaction not involving a public offering because UDC was the sole purchaser, purchased the share without a view to further distribution, and is uniquely positioned to understand the merits and risks of the business to be conducted by the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) Exhibits:


EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
-------                       ----------------------
 3.1(a)    Amended and Restated Certificate of Incorporation of the
           Registrant*
 3.1(b)    Certificate of Amendment to the Certificate of Incorporation
           of the Registrant*
 3.2       Bylaws of the Registrant*
 4.1(a)    Amended and Restated Certificate of Incorporation of the
           Registrant (filed as Exhibit 3.1(a))
 4.1(b)    Certificate of Amendment to the Certificate of Incorporation
           of the Registrant (filed as Exhibit 3.1(b))
 4.2       Form of Certificate representing Common Stock*
 4.3       Form of Certificate representing Rights and correspondence regarding same*
 4.4       Form of Certificate representing Preferred Stock*
 4.5       Form of Preferred Stock Certificate of Designations*
 4.6       Form of Warrant Agreement, by and between the Registrant and
           Ernest C. Garcia II*
 5         Opinion of Snell & Wilmer L.L.P. regarding the legality of the securities being registered*
 8         Opinion of Snell & Wilmer L.L.P. regarding tax matters*
10.1(a)    Assignment of Loan and Bank Claim dated as of August 20,
           1997 among Ugly Duckling Corporation ("UDC") and certain
           banks, as assignors(1)*
10.1(b)    Security Agreement dated as of August 20, 1997 among UDC, as obligor, and certain banks(1)*
10.1(c)    Payment Guaranty dated as of August 20, 1997 of certain
           affiliates of UDC, as guarantors(1)*
10.2       Cygnet Financial Corporation 1998 Stock Incentive Plan*
10.3       Restricted Stock Grant from the Registrant to S. Johnson*
10.4       Employment Agreement between UDC and Ernest C. Garcia II*
10.5       Amended and Restated Employment Agreement between Duck
           Ventures, Inc. and Donald L. Addink*

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
-------                       ----------------------
10.6       Employment Agreement between the Registrant and Eric J.
           Splaver*
10.7       Employment Agreement between the Registrant and Gregory R.
           Ciccolini*
10.8       Binding Agreement to Propose and Support Modified Plan
           Agreement dated as of December 15, 1997 among UDC, FMAC and the Official Committee of Unsecured Creditors of FMAC(2)*
10.9       Purchase Agreement dated as of December 18, 1997 by and
           among the Contract Purchaser, UDC and LaSalle National Bank, as Agent(2)*
10.10      Guaranty dated as of December 18, 1997 by UDC in favor of
           the Contract Purchaser(2)*
10.11      Servicing Agreement dated as of December 18, 1997 between
           UDC and the Contract Purchaser(2)*
10.12      FMAC Guaranty and Stock Pledge Agreement among FMAC, UDC and certain banks(3)*
10.13      Contribution Agreement between UDC and FMAC(4)*
10.14      Building Lease Agreement for property located at the
           Principal Executive Offices*
10.15      Building Sublease Agreement #1 with Consent to Sublease, for property located at Principal Executive Offices*
10.16      Building Sublease Agreement #2 with Consent to Sublease, for property located at Principal Executive Offices*
10.17      Credit and Security Agreement between UDC and First
           Merchants Acceptance Corp. ("FMAC"), dated as of July 17,
           1997(5)*
10.18(a)   First Amendment to Credit and Security Agreement between UDC and FMAC, dated as of January 21, 1998(5)*
10.18(b)   Second Amendment to Credit and Security Agreement between
           UDC and FMAC, dated as of April 1, 1998(5)*
10.19      Loan Agreement by and among the Registrant, Kayne Anderson
           Non-Traditional Investments, L.P. ("Kayne Anderson"), and
           certain other lenders (the "Lenders"), dated July 20, 1998*
10.20      Payment Guaranty by UDC in favor of Kayne Anderson and the
           Lenders, dated as of July 20, 1998*
10.21      Servicing Agreement by and among Reliance Acceptance
           Corporation, UDC, and certain lenders*
10.22      Agreement of Understanding by and among Reliance Acceptance
           Corporation, UDC and others*
10.23      Form of Capitalization Agreement relating to the Split-up, by and among the Registrant, UDC and certain of their
           affiliates*
10.24      Form of Escrow Agreement relating to the Rights Offering, by and between the Registrant and Norwest Bank Minnesota,
           National Association, as Escrow Agent*
10.25      Form of Rights Exercise and Standby Purchase Agreement, by
           and between the Registrant and Ernest C. Garcia II*
11         Earnings (Loss) per Share Computation (see Note 14 to Notes
           to Consolidated Financial Statements)*
21         List of subsidiaries*
23.1       Consent of KPMG Peat Marwick LLP
23.2       Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)*
23.3       Consent of Willamette Management Associates
24         Power of Attorney (included in signature pages)
27         Financial Data Schedule*


---------------

 *  Previously filed.


(1) Incorporated by reference to UDC's Current Report on Form 8-K, filed September 5, 1997.

(2) Incorporated by reference to UDC's Current Report on Form 8-K, filed January 2, 1998.

(3) Incorporated by reference to UDC's Annual Report on Form 10-K, filed March 1, 1998.

(4) Incorporated by reference to UDC's Registration Statement on Form S-1 (Registration No. 333-42973) effective February 11, 1998.

(5) Incorporated by reference to UDC's Quarterly Report on Form 10-Q, filed May 15, 1998.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     The undersigned registration hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on August 3, 1998.


                                          Cygnet Financial Corporation

                                          By:   /s/ ERNEST C. GARCIA, II

                                            ------------------------------------
                                                    Ernest C. Garcia, II
                                                   Chairman of the Board,
                                                Chief Executive Officer, and
                                                          President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Ernest C. Garcia, II and Steven P. Johnson, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-1 Registration Statement and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, in full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                NAME AND SIGNATURE                                 TITLE                      DATE
                ------------------                                 -----                      ----

             /s/ ERNEST C. GARCIA, II                Chairman of the Board, Chief        August 3, 1998
---------------------------------------------------    Executive Officer, and President
               Ernest C. Garcia, II                    (Principal executive officer)

                         *                           Director                            August 3, 1998
---------------------------------------------------
                Robert J. Abrahams

                         *                           Director                            August 3, 1998
---------------------------------------------------
              Christopher D. Jennings

                         *                           Director                            August 3, 1998
---------------------------------------------------
                 Gary L. Trujillo

                         *                           Director                            August 3, 1998
---------------------------------------------------
                  Frank P. Willey

                         *                           Chief Financial Officer (Principal  August 3, 1998
---------------------------------------------------    financial officer and principal
                  Eric J. Splaver                      accounting officer)

           By: /s/ ERNEST C. GARCIA, II
   ---------------------------------------------
               *Ernest C. Garcia, II
                (Attorney-in-fact)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
-------                       ----------------------
  3.1(a)   Amended and Restated Certificate of Incorporation of the
           Registrant
  3.1(b)   Certificate of Amendment to the Certificate of Incorporation
           of the Registrant
  3.2      Bylaws of the Registrant (previously filed)
  4.1(a)   Amended and Restated Certificate of Incorporation of the
           Registrant (filed as Exhibit 3.1(a))
  4.1(b)   Certificate of Amendment to the Certificate of Incorporation
           of the Registrant (filed as Exhibit 3.1(b))
  4.2      Form of Certificate representing Common Stock
  4.3      Form of Certificate representing Rights and correspondence regarding same
  4.4      Form of Certificate representing Preferred Stock
  4.5      Form of Preferred Stock Certificate of Designations
  4.6      Form of Warrant Agreement, by and between the Registrant and
           Ernest C. Garcia II (previously filed)
  5        Opinion of Snell & Wilmer L.L.P. regarding the legality of the securities being registered (previously filed)
  8        Opinion of Snell & Wilmer L.L.P. regarding tax matters
 10.1(a)   Assignment of Loan and Bank Claim dated as of August 20,
           1997 among Ugly Duckling Corporation ("UDC") and certain
           banks, as assignors(1)
 10.1(b)   Security Agreement dated as of August 20, 1997 among UDC, as obligor, and certain banks(1)
 10.1(c)   Payment Guaranty dated as of August 20, 1997 of certain
           affiliates of UDC, as guarantors(1)
 10.2      Cygnet Financial Corporation 1998 Stock Incentive Plan
 10.3      Restricted Stock Grant from the Registrant to S. Johnson
 10.4      Employment Agreement between UDC and Ernest C. Garcia II
           (previously filed)
 10.5      Amended and Restated Employment Agreement between Duck
           Ventures, Inc. and Donald L. Addink (previously filed)
 10.6      Employment Agreement between the Registrant and Eric J.
           Splaver (previously filed)
 10.7      Employment Agreement between the Registrant and Gregory R.
           Ciccolini (previously filed)
 10.8      Binding Agreement to Propose and Support Modified Plan
           Agreement dated as of December 15, 1997 among UDC, FMAC and the Official Committee of Unsecured Creditors of FMAC(2)
 10.9      Purchase Agreement dated as of December 18, 1997 by and
           among the Contract Purchaser, UDC and LaSalle National Bank, as Agent(2)
 10.10     Guaranty dated as of December 18, 1997 by UDC in favor of
           the Contract Purchaser(2)
 10.11     Servicing Agreement dated as of December 18, 1997 between
           UDC and the Contract Purchaser(2)
 10.12     FMAC Guaranty and Stock Pledge Agreement among FMAC, UDC and certain banks(3)
 10.13     Contribution Agreement between UDC and FMAC(4)
 10.14     Building Lease Agreement for property located at the
           Principal Executive Offices
 10.15     Building Sublease Agreement #1 with Consent to Sublease, for property located at Principal Executive Offices
 10.16     Building Sublease Agreement #2 with Consent to Sublease, for property located at Principal Executive Offices
 10.17     Credit and Security Agreement between UDC and First
           Merchants Acceptance Corp. ("FMAC"), dated as of July 17,
           1997(5)
10.18(a)   First Amendment to Credit and Security Agreement between UDC and FMAC, dated as of January 21, 1998(5)
10.18(b)   Second Amendment to Credit and Security Agreement between
           UDC and FMAC, dated as of April 1, 1998(5)
 10.19     Loan Agreement by and among the Registrant, Kayne Anderson
           Non-Traditional Investments, L.P. ("Kayne Anderson"), and
           certain other lenders (the "Lenders"), dated July 20, 1998

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
-------                       ----------------------
 10.20     Payment Guaranty by UDC in favor of Kayne Anderson and the
           Lenders, dated as of July 20, 1998
 10.21     Servicing Agreement by and among Reliance Acceptance
           Corporation, UDC, and certain lenders
 10.22     Agreement of Understanding by and among Reliance Acceptance
           Corporation, UDC and others
 10.23     Form of Capitalization Agreement relating to the Split-up, by and among the Registrant, UDC and certain of their
           affiliates
 10.24     Form of Escrow Agreement relating to the Rights Offering, by and between the Registrant and Norwest Bank Minnesota,
           National Association, as Escrow Agent
 10.25     Form of Rights Exercise and Standby Purchase Agreement, by
           and between the Registrant and Ernest C. Garcia II
 11        Earnings (Loss) per Share Computation (see Note 14 to Notes
           to Consolidated Financial Statements)
 21        List of subsidiaries
 23.1      Consent of KPMG Peat Marwick LLP
 23.2      Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
 23.3      Consent of Willamette Management Associates
 24        Power of Attorney (included in signature pages)
 27        Financial Data Schedule

---------------
(1) Incorporated by reference to UDC's Current Report on Form 8-K, filed September 5, 1997.

(2) Incorporated by reference to UDC's Current Report on Form 8-K, filed January 2, 1998.

(3) Incorporated by reference to UDC's Annual Report on Form 10-K, filed March 1, 1998.

(4) Incorporated by reference to UDC's Registration Statement on Form S-1 (Registration No. 333-42973) effective February 11, 1998.

(5) Incorporated by reference to UDC's Quarterly Report on Form 10-Q, filed May 15, 1998.